Form 20-F
period 2025-12-31
CHINA YUCHAI INTERNATIONAL LTD
filed 2026-04-29
CIK 932695

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, 37,518,322 shares of common stock, par value US$0.10 per share, and one special share, par value US$0.10, were issued and outstanding (excluding 3,339,968 shares held as treasury shares).

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

Certain Definitions and Supplemental Information

All references to “China” and “PRC” in this Annual Report are references to the People’s Republic of China. Unless otherwise specified, all references in this Annual Report to “US dollar” or “US$” are to the United States dollar; all references to “Renminbi” or “RMB” are to Renminbi, the legal tender currency of China; all references to “S$” are to the Singapore dollar, the legal tender currency of Singapore. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this Annual Report (i) from Renminbi to US dollar at the rate of RMB 6.9228 = US$1.00, the rate quoted by the People’s Bank of China, or the PBOC, on February 27, 2026, and (ii) from Singapore dollar to US dollar at the rate of S$1.2643 = US$1.00, the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on February 27, 2026. No representation is made that the Renminbi amounts or Singapore dollar amounts could have been, or could be, converted into US dollar at rates specified herein or any other rate.

As used in this Annual Report, unless the context otherwise requires, the terms “the Company”, “the Group”, “CYI”, “we”, “us”, “our” and “our Company” refer to China Yuchai International Limited, or as the context requires, China Yuchai International Limited and its subsidiaries. All references herein to “Yuchai” are to Guangxi Yuchai Machinery Company Limited and its subsidiaries and, prior to its incorporation in July 1992, to the machinery business of its predecessor, Guangxi Yulin Diesel Engine Factory, or Yulin Diesel. In the restructuring of Yulin Diesel in July 1992, its other businesses were transferred to Guangxi Yuchai Machinery Group Company, which became a shareholder of Yuchai. All references herein to “GY” are to Guangxi Yuchai Machinery Group Company (formerly known as Guangxi Yuchai Machinery Holdings Company, and also Guangxi Yuchai Machinery Group Company Limited). All references herein to “the GY Group” are to GY and its subsidiaries. In May 1993, in order to finance further expansion, Yuchai sold shares to the Company. All references herein to “Foreign Shares” are to the shares sold by Yuchai to non-Chinese legal and natural persons (currently only CYI). All references to “MGP” are to Guangxi Yuchai Marine and Genset Power Co., Ltd., or as the context requires, Guangxi Yuchai Marine and Genset Power Co., Ltd. and its subsidiaries. All references to “Yuchai Simlan” are to Yuchai Simlan Technology Co., Ltd. (formerly known as Yuchai Xin-Lan New Energy Power Technology Co., Ltd.), or as the context requires, Yuchai Simlan Technology Co., Ltd. and its subsidiaries. All references to “HLGE” are to HL Global Enterprises Limited (formerly known as HLG Enterprise Limited). All references herein to the “HLGE Group” are to HLGE and its subsidiaries.

As of December 31, 2025, 37,518,322 shares of our common stock, par value US$0.10 per share (excluding 3,339,968 shares held as treasury shares) and one special share, par value US$0.10, were issued and outstanding. The weighted average shares of our common stock outstanding during the year was 37,518,322. As of February 27, 2026, 37,518,322 shares of our common stock (excluding 3,339,968 shares held as treasury shares), and one special share, par value US$0.10, were issued and outstanding.

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

Our consolidated financial statements are reported in Renminbi and prepared in conformity with the IFRS Accounting Standards as issued by the International Accounting Standards Board. Totals presented in this Annual Report may not correctly total due to rounding of numbers. References to a particular fiscal year are to the period ended December 31 of such year.

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
•
the expected growth of the diesel and natural gas engine industry as well as the electric and new energy vehicles industry including hybrid, pure electric vehicles, fuel cell electric vehicles and other alternative energy-powered vehicles;
•
our expectations regarding demand for and market acceptance of our products and services;
•
our expectations regarding our relationships with, and actions and developments affecting, our customers, suppliers, third-party service providers, strategic partners, and other stakeholders;
•
competition in our industry as well as from the growing new energy industry;
•
changes to relevant government policies and regulations relating to our industry;
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

Risks Related to Our Business and Industry

•
The diesel engine business in China is significantly influenced by the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects.
•
The diesel engine business in China is dependent in large part on relevant government policies. As a result, our financial condition, results of operations, business and prospects could be adversely affected by changes in government policies in China.
•
We depend on and expect to continue to depend on our largest customers for a significant percentage of our sales.
•
Competition from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.
•
We engage in transactions with related parties from time to time. Such transactions present possible conflicts of interest and could have a material and adverse effect on our business, financial condition and results of operations.
•
China’s vehicle and machinery industries are increasing their momentum to new energy applications. This may lead to a decrease in demand for our engines, affecting our business volume and profitability.
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
•
We are subject to risks associated with our joint ventures and strategic alliances.
•
Our financial condition, results of operations, business or prospects may be adversely affected to the extent we are unable to continue our sales and investment growth.
•
We are dependent on our suppliers, some of whom are our single source suppliers for the components they supply.
•
Our business could be adversely affected by the disruption of supply or shortage of raw materials and components.

•
We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings and business.
•
If prices of energy, raw materials or components increase, it may adversely affect our profitability or cause us to suffer operating losses.
•
The adoption of more stringent emission standards may adversely affect our results of operations and financial condition.
•
We are subject to risks associated with being subject to trade controls laws and regulations.
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
•
Risks from incorporation of artificial intelligence technologies into our products, manufacturing processes and business operations, as well as potential challenges associated with the implementation of such technologies could adversely affect our operations, reputation and competitive position.
•
We may be subject to risks related to the PRC authorities’ investigatory actions against and the alleged misconduct of certain former directors and senior management personnel of us and our subsidiaries.

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
•
We may face risks associated with our subsidiary being a standalone public company.

General Risk Factors

•
Escalating geopolitical tensions and regional conflicts may materially and adversely affect our business, results of operations, and financial condition.
•
International trade policies and regulations dynamics may adversely affect our business.
•
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

Risks Related to Our Business and Industry

The diesel engine business in China is significantly influenced by the performance of the Chinese and the global economy. Adverse economic developments in China or in the global economy could have a material adverse effect on our financial condition, results of operations, business or prospects.

Our operations and performance are significantly influenced by economic factors in China such as GDP growth, industrial output, consumer spending and trade dynamics. These factors influence not only the demand for our products in various sectors, but also our cost of production, supply chain resilience and strategic investment capability.

The interconnectivity of the global economy amplifies these risks. Economic events and trends in major markets like the United States and Europe, as well as emerging economies in the Asia-Pacific region, can impact the economic and industrial conditions in China. Fluctuations in the global economy can lead to volatility in the price of raw materials and energy. Trade tensions, geopolitical instability, and evolving regulatory or environmental policies in these markets can disrupt supply chains, shift consumer preferences, and create ripple effects on global trade flows and economic activities, ultimately influencing demand for our products sold both in China and overseas.

The performance of the Chinese economy affects, to a significant degree, our financial condition, results of operations, business and prospects. Adverse changes in the Chinese and global economy, such as slowing GDP growth, reduced industrial output, or declining customer confidence, could increase costs associated with product development, decrease the availability of potential sources of financing, raise financing costs, and increase our exposure to material losses from our investments. Any of these outcomes could have a material adverse impact on our financial condition and operating results.

The diesel engine business in China is significantly influenced by government policies. As a result, our financial condition, results of operations, business and prospects could be adversely affected by changes in government policies in China.

Government policies significantly influence various aspects of our business and our industry, including productions, emission regulations, subsidies, and market demand. Government policies in China regarding emissions standards and fuel efficiency requirements directly impact the design, production, and sale of engines, as well as market demand for new energy products. These policies serve as the framework within which we operate, and directly influence our strategies and activities across various aspects of our business. Changes in these policies could adversely affect our financial condition, results of operations, business, or prospects.

In recent years, the Chinese government has prioritized energy conservation and carbon reduction, exemplified by its commitment to achieving peak carbon emissions by 2030 and carbon neutrality by 2060. This has led to the introduction of policies that de-emphasize traditional engines, such as diesel engines, and encourage increased use of cleaner energy alternatives. Such changes have adversely impacted our financial condition and market position. Compliance with stringent emission and fuel efficiency standards requires significant investment in advanced technologies to optimize engine performance while minimizing environmental impacts.

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

Sales to our top five customers accounted for 35.5% of our total revenue in 2025. Although we consider our relationship with our top customers to be good, the loss of one or more of our top customers, whether singly or combined together, would have a material adverse effect on our financial condition, results of operations, business or prospects.

Our dependency on purchases made by our top customers exposes us to risks associated with their liquidity, market position, and purchasing decisions. Any adverse changes in their financial stability, market position, or purchasing patterns could adversely impact our sales volume and revenue. We cannot assure you that our top customers will be able to continue purchasing the same volume of products from us, purchase products at the same price, or fulfil all payment obligations, failing of which would reduce our overall sales volume and adversely affect our revenue or collections. In addition, fluctuations in the economic environment or industry-specific challenges may lead to reduced demand from these major customers, further intensifying the risks.

Our top customer is a leading automobile manufacturer group in China. In 2025, sales to our top customer as a group accounted for 17.1% of our total revenue, of which 8.7% was attributable to a single entity within the group. Although we believe that the companies within our top customer’s group generally make independent purchasing decisions based on end-user preferences, we cannot assure you that manufacturers associated with our top customer will not preferentially purchase engines manufactured by companies within their own group or from our competitors over those manufactured by us.

Competition from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.

The diesel engine industry in China is highly competitive, with several factors contributing to this competitive landscape:

•
improvement in competitors’ products;
•
increased production capacity of competitors;
•
increased utilization of idle capacity by competitors;
•
price competition;
•
increased emphasis on new energy power systems; and
•
consolidations in the diesel engine industry.

The diesel engine industry in China is characterized by intense competition among a few dominant domestic players and established international joint ventures. Leading manufacturers possess significant economies of scale, vertically integrated supply chains, and extensive distribution networks. While these factors exert persistent downward pressure on market pricing, competition is also driven by a range of additional factors, including product quality and performance, brand recognition and reputation, marketing and promotional strategies, pricing practices and discounting, and the ability to provide timely and comprehensive after-sales service and technical support. As we and our competitors compete for market share, actions taken by us or our competitors or competitive pressures in the market could adversely impact our revenues, margins and overall profitability. An increase in competition as a result of these various factors, operating singly or together, may adversely affect our financial condition, results of operations, business or prospects as a result of lower gross margins, higher fixed costs or decreasing market share.

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

In certain markets and product categories, our competitors include our customers and their affiliates. In 2025, our sales to our top five customers accounted for 35.5% of our total revenue, with our top customer being a leading automobile manufacturer group in China that also competes with us.

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

We engage in transactions with related parties from time to time. Such transactions present possible conflicts of interest and could have a material and adverse effect on our business, financial condition and results of operations.

We have entered and may in the future enter into transactions with related parties. Transactions with related parties present potential for conflicts of interest, as the interests of related parties may not align with the interests of our shareholders. We cannot assure you that our transactions with related parties were or will be entered into on terms as favorable to us as comparable transactions that we could enter with unaffiliated third parties. These transactions, individually or in the aggregate, may have a material and adverse effect on our business, financial condition and results of operations or may result in litigation.

China’s vehicle and machinery industries are increasing their momentum to new energy applications. This may lead to a decrease in demand for our engines, affecting our business volume and profitability.

China has set targets to reduce carbon emissions and enhance energy efficiency, which has led to increased support for the development and adoption of electric vehicles (“EVs”), hybrid vehicles, and other alternative energy technologies such as hydrogen powered and fuel cell solutions (collectively referred to as new energy vehicles, “NEVs,” and new energy power systems). According to the New Energy Vehicle Industry Development Plan (2021 - 2035), China aims for NEVs to account for 20% of total vehicle sales by 2025 and for the country to become a global leader in NEV technology by 2035. A series of policies and measures have been implemented to achieve these targets, including subsidies for NEV purchases, tax incentives, and investment in charging infrastructure. Beyond the automotive sector, China is also accelerating the green transition in off-road machinery, including construction and agricultural equipment. In 2026, China has transitioned into its 15th Five-Year-Plan. The 15th Five-Year-Plan, covering 2026 to 2030, prioritizes “New Quality Productive Forces” and a mandatory green and low-carbon transition, and sets a binding target to reduce carbon emission per unit of GDP by 17% by 2030.

These developments underscore the importance of strategic alignment with China’s evolving power systems landscape by accelerating our research and development into new energy technologies and hydrogen power systems for on- and off-road applications. The foregoing policies require us to effectively adapt to these regulatory changes, while managing competitive pressures and shifting market preferences. Given that internal combustion engines account for the majority of our sales volume, failure to effectively respond to these trends could adversely impact our market position, financial performance, and long-term prospects in China’s vehicle and off-road machinery industries. If the market for new energy solutions develops more quickly than we expect, or in directions we do not anticipate, additional competition resulting from these developments could reduce demand for our products, which could adversely affect our business, financial condition, results of operations and prospects. For information on Yuchai’s new energy products, see “Item 4. Information on the Company – B. Business Overview – Products and Key Product Development — Yuchai – New Energy Products.”

If we are not able to continually improve our existing engine products and develop new engine products or successfully enter into other markets, we may become less competitive, and our financial condition, results of operations, business and prospects will be adversely affected.

Given the highly competitive nature and ongoing evolution of the diesel engine industry in China, we will have to continually improve our existing engine products, develop new products and enter into new markets in order to remain competitive. Our long-term business prospects largely depend upon our ability to develop and introduce new or improved products at competitive prices and enter into new local and overseas markets. These future products, including alternate fuels combustion engines, may utilize different technologies and require market expertise beyond our current scope. We have dedicated substantial resources to improving our product technology, ensuring their competitiveness in the market. Yuchai offers a portfolio of diesel, natural gas and alternate fuels combustion engines, along with the development of new energy powertrain systems and environmentally friendly hybrid engines. There is no assurance that our efforts will be successful, or that our new products will be attractive to customers. Research and development efforts may not yield successful outcomes, and our products may not meet all customer needs or gain market acceptance. Additionally, competitors may develop technology more quickly or profitably than us. Failure to yield successful technologies and products could adversely affect our business, financial condition, and results of operations.

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
•
the successful development of natural gas and alternate fuels refueling infrastructure;
•
the successful development of new energy powertrain and control systems; and
•
fluctuations in consumer and industrial demand for natural gas and alternative fuel vehicles.

Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize our business. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our planned product offerings obsolete, less competitive or less marketable. The process of developing our planned products is complex and requires significant continuing investments, development efforts and third-party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business, financial condition and operating results. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.

We may be unable to obtain sufficient financing to fund our capital requirements, which could limit our growth potential.

The expansion of our existing operations and the development of our new energy business and products require significant capital investment. The scale of our future investments may require us to obtain additional funding, including through additional borrowings and by accessing the equity and debt capital markets. Without adequate funding, we could face critical challenges in developing the necessary technological and operational capabilities, which could hinder our ability to compete effectively in the rapidly evolving market. To bridge the gap, we may need to seek additional funding through loans, equity investments, or strategic partnerships. Securing such financing is subject to various uncertainties, including our operational results, financial condition, cash flow, and broader economic, political, and market conditions in China.

Our ability to obtain external financing is further influenced by factors such as China’s policies on foreign currency borrowings and the state of both domestic and international capital markets. The PBOC frequently adjusts the loan prime rate in response to macroeconomic conditions; such changes are beyond our control and difficult to predict. Changes in interest rates and market liquidity conditions could have an adverse impact on our earnings, cash flows and ability to secure financing, potentially affecting our business, financial condition, results of operations and prospects. A shortage of liquidity in the banking system or any other factor that results in our inability to access capital may further exacerbate these challenges.

The success of our investments in our new energy business and product development depends on our ability to accurately align the timing and direction of these investments to meet market demand. To position ourselves and fast track market penetration of our products, we may seek to expand our existing customer base and invest in additional sales and distribution channels. These objectives may require significant additional investments and potentially require additional external funding. There can be no assurance that we will be able to obtain such external funding on commercially attractive terms, in a timely manner or at all. Relying on external funding sources introduces risks such as increased financial leverage, dilution of ownership, or dependency on third-party investors. These factors could impact our financial stability and operational flexibility.

We are subject to risks associated with our joint ventures and strategic alliances.

We have entered into joint ventures and strategic alliances with various third parties to further our business purpose, and we may do so in the future from time to time. The success of these endeavors depends on a variety of factors, including market conditions, the regulatory environment, technological advancements, and the performance of our business partners. We cannot guarantee that our joint ventures or strategic alliances will be successful, profitable, or achieve their intended objectives. If these joint ventures or strategic alliances fail to perform as expected, our financial condition, results of operations, and business prospects could be materially affected. These joint ventures and strategic alliances could subject us to a number of risks, including risks associated with sharing propriety information and non-performance by third parties, among others. For details of our strategic alliances, see “Item 4. Information on the Company — B. Business Overview — Joint Ventures and Strategic Alliances.”

There can be no assurance that our joint ventures or strategic alliances will be or will continue to be successful or profitable. We have recognized impairment losses in the past related to our investments in the joint ventures and may incur such losses again in the future due to market dynamics, underperformance of the joint ventures, or other external factors beyond our control. We review our investments in these joint ventures on an ongoing basis and may take such action as is deemed strategically appropriate including but not limited to divestment, restructuring, or changes in shareholding. Such actions could result in additional costs, write-downs, or other financial impacts. Furthermore, disagreements with partners over strategic direction, operational decisions, or financial commitments could disrupt operations or lead to the dissolution of partnerships, which could adversely affect our business and financial performance.

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

Our financial condition, results of operations, business or prospects may be adversely affected to the extent we are unable to continue our sales and investment growth.

In 2024, our engine sales increased by 13.7% to 356,586 units, compared to 313,493 units in 2023. In 2025, our engine sales further increased by 29.4% to 461,309 units, compared to 356,586 units in 2024. While these increases reflect strong growth in recent periods, such growth may not be sustained in future periods, we cannot assure that we will be able to maintain or increase engine sales in the future. Our financial condition, results of operations, business or prospects are subject to sales growth of our original equipment manufacturers (“OEMs”) and fluctuations in demand from end users in the downstream industries we serve. Maintaining or increasing sales in line with our expanded production capacity may present challenges. Our future growth is also influenced by factors beyond our control

We also cannot assure you that we will be able to effectively manage any future growth, including:

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

Our engines contain parts or components that we purchase from external suppliers, and some of these suppliers serve as our single source for the relevant components. This dependency presents a significant risk, as any disruption in the supply chain, whether due to logistical issues, financial instability, or other unforeseen circumstances, could lead to delays or halts in our manufacturing activities. Such disruptions could adversely impact our ability to deliver orders and meet customer demands, potentially resulting in contractual defaults, lost revenue and increased costs. We generally do not enter into long-term agreements with our suppliers in order to maintain flexibility in our own procurement and sourcing processes. There can be no assurance that we would be able to successfully secure alternative suppliers or the necessary parts and components to meet our requirements on a timely basis, on acceptable terms or at all. Our dependence on single-source suppliers could lead to quality control challenges, higher costs and limited adoption of new technologies. The financial stability of these suppliers is also crucial, as their financial distress could significantly disrupt our supply chain. Additionally, changes in business conditions, force majeure, governmental changes and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis or at all. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.

Our business could be adversely affected by the disruption of supply or shortage of raw materials and components.

We may experience a sustained interruption in the supply or shortage of commodities, raw materials and other inputs used by us and our suppliers in our and their businesses and products, such as steel and semiconductor chips, which could adversely affect our future profitability or our ability to timely execute our business plan. For instance, the global semiconductor chip supply shortage in 2021 had wide-ranging effects across multiple industries, particularly the automotive industry. Similarly, supply chain disruptions caused by global health crises led to delayed deliveries and even order cancellations, which adversely affected our engine sales volumes and revenues. Disruptions in global supply chains or logistics, including those arising from regional conflicts, could also materially increase the cost of materials, components, and production overhead, and limit their availability. Any supply interruptions or shortage could materially and negatively impact our business, prospects, financial condition and operating results.

We could be exposed to the impact of interest rates and foreign currency movements with respect to our future borrowings and business.

We may use borrowings from time to time to supplement our working capital requirements and to fund our continued business expansion plans. A portion of our borrowings may be structured on a floating rate basis and denominated in US dollar, Singapore dollar or Renminbi. Changes in prevailing market interest rates could increase the cost of our borrowing and make it more difficult to obtain financing necessary to meet our working capital and on favorable terms. Any fluctuations in interest rates, or fluctuations in exchange rates between the Renminbi or Singapore dollar and US dollar, may increase our funding costs or the availability of funding. This could affect our financial condition, results of operations, business or prospects.

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

Our manufacturing processes and production activities are dependent on energy, raw materials, and various components, the prices of which are subject to significant volatility due to factors beyond our control, depending on market conditions and fluctuations in global demand. Rising prices of key components and key raw materials, as well as increases in energy prices (e.g., electricity, natural gas, and oil), could significantly elevate our production costs. Our ability to mitigate these risks by passing a portion of the increased costs onto consumers has been and in the future may be limited by, among other things, competitive pressures, contractual obligations, and customer resistance. In cases where we are unable to fully absorb or pass on rising costs, our profit margins would be compressed, potentially leading to reduced profitability or even operating losses.

We are subject to increasingly stringent policies and regulations related to the environment, climate change, and employee health and safety.

Our operations and products must comply with national and local laws and regulations in China governing noise, air quality, soil contamination, wastewater discharge, and the treatment and disposal of hazardous and non-hazardous waste materials, employee health and safety, climate change and environmental protection. These regulations impose environmental taxes and fines for pollution and may require the closure of non-compliant facilities or the cessation of activities causing environmental damage. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of relevant permits or other approvals and imposition of significant liabilities for pollution or accidents arising from our operations.

Regulatory authorities in China have steadily tightened mandatory standards for both on-road and off-road transportation to achieve environmental and climate objectives. For instance, the implementation of National VI and Tier-4 emission standards has required us to increase research and development expenditures to meet these evolving criteria. Furthermore, enhanced energy efficiency and resource consumption standard, intended to address climate and resource concerns are being implemented in the markets where our powertrains or vehicles with our powertrains are sold. There can be no assurance that Yuchai will be able to comply with future emission standards, climate-related mandates, or safety requirements, or that stricter regulations will not result in a material adverse effect on our business, financial condition and results of operations.

Non-compliance with these regulations would result in significant financial and reputational risks. Therefore, our ability to align with and proactively respond to government policies is fundamental to our continued success and sustainability in the dynamic powertrain market in China.

Various jurisdictions are adopting or considering new laws and regulations that expand mandatory disclosure, reporting and diligence requirements with respect to environmental, social and governance (“ESG”) matters. The ESG and sustainability landscape and expectations of investors, customers, employees and other stakeholders in this area continue to evolve due to new regulations and geopolitical developments. Compliance with these new rules along with any other anticipated ESG reporting rules may result in additional costs and operational complexities. Moreover, investors, lenders and other stakeholders (including those in support of or in opposition to ESG principles) may have a negative view of us to the extent we are perceived to have not responded appropriately to their ESG concerns or take positions that are contrary to their views or expectations. Failure to comply with present or future ESG regulations or to meet stakeholder expectations could harm our reputation, business and financial condition.

The adoption of more stringent emission standards may adversely affect our results of operations and financial condition.

The manufacture of our engines is subject to regulations by the Ministry of Ecology and Environment of the People's Republic of China (“MEE”) and other authorities in China. Regulations in China have been steadily tightened for both on-road and off-road transportation in recent years, requiring compliance with stringent standards, including the mandatory implementation of National VI and Tier-4 emission standards. National VI and Tier-4 emission standards have adopted the latest internal combustion engine manufacturing technologies in China that Yuchai had developed and built up anew. These emission standards impose a series of emission tests, not only in the manufacturing processes but also ongoing emission tests on the road after engine installation.

Our engines involve technically complex manufacturing processes and require a supply of highly specialized component parts. For some products and component parts, we may also rely on a single source of supply. The combination of these factors means that supply is never guaranteed. If we or our third-party suppliers fail to comply fully with regulations, there could be a product recall or other shutdown or disruption of our production activities. There is no assurance that we will not experience supply interruptions in the future. The implementation of new standards may also reduce the supply or increase the price of components for certain of our existing engine models which could be sold for the export markets.

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

We are subject to risks associated with being subject to trade control laws and regulations.

Yuchai may, from time to time, procure production equipment from overseas suppliers which could expose us to regulatory scrutiny, export control restrictions, or licensing requirements, particularly imposed by U.S. or European authorities. Failure to comply with these laws and regulations, whether due to oversight, misinterpretation, or changes in regulatory requirements, could result in significant penalties, fines or restrictions on our ability to import or use critical equipment. Additionally, geopolitical tensions or shifts in trade policies could further complicate our procurement processes, leading to delays, increased costs, or the inability to acquire necessary technology. Such disruptions could adversely affect our production capabilities, operational efficiency, and overall business performance.

In October 2022, Yuchai was placed on the Unverified List (“UVL”), which is a supplement to the Export Administration Regulations (“EAR”), promulgated by the Bureau of Industry and Security (“BIS”), in the Department of Commerce (the “U.S. Department of Commerce”). Entities are added to the UVL where the BIS is unable to verify the legitimacy and reliability relating to the end use or end users of items subject to the EAR because an end-use check, such as a pre-license check or a post-shipment verification cannot be completed satisfactorily for reasons outside the U.S. Government’s control. Yuchai was removed from the UVL in December 2022. We cannot guarantee that we or Yuchai or any of our other subsidiaries will not be included to the UVL or the BIS’ Entity List or Denied Persons List in the future. If we or any of our subsidiaries are placed on one of BIS’ lists in the future, we could face reputational harm, supply disruptions, restrictions or difficulties in dealing with business partners or obtaining banking facilities, or additional compliance requirements or costs, which could have significantly adverse impact on our business and results of operations.

Outbreaks of communicable diseases may materially and adversely affect our business, financial condition and results of operations.

We face risks related to health epidemics or outbreaks of communicable diseases. In general, our business has in the past been and, in the future, could be adversely affected by the outbreak of other communicable diseases. Such communicable diseases could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries, as well as our business, financial condition or results of operations.

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

We also carry public liability insurance to cover claims in respect of bodily injury and property damage to any third party arising from accidents on our property or relating to our operations. Furthermore, we maintain credit insurance to mitigate the risk of loss arising from the non-payment of trade receivables by certain customers. However, such coverage is subject to policy limits and exclusions, and there can be no assurance that our credit insurance will sufficiently protect us against significant customer defaults or a systemic downturn in the credit environment. We do not carry business interruption insurance as such coverage is not customary in China. Losses incurred or payments required to be made by us which are not fully insured could have a material adverse effect on our financial condition.

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

We are dependent on information technology systems and infrastructure to support our operations, manage data and conduct business activities. This dependence exposes us to certain risks, including cybersecurity threats and data leakage. We cannot be certain that advances in criminal capabilities such as cyberattacks, malware or exploitation of vulnerabilities in our or third-party systems, will not compromise or breach the technology protecting our systems or the systems and networks of third parties that access and store sensitive information about us, our customers or suppliers. Cyber threats like phishing and trojans could intrude into our or a third party’s network to steal data or to seek sensitive information about us or our customers or suppliers. Any intrusion into our or such third party’s network that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls and procedures and the cybersecurity risk management program, will be effective in protecting our systems and information. See also “Item 16K. Cybersecurity.”

As a significant part of our business and operations is conducted in China, we are subject to the PRC laws, rules and regulations, including those related to data security and cybersecurity. PRC regulators have intensified their focus on regulating data security and data protection, reflecting the growing importance of these areas in the digital economy. China has introduced a series of stringent laws and regulations, including the Cyber Security Law, the Data Security Law, and the Personal Information Protection Law (PIPL), which impose comprehensive requirements on data collection, storage, processing, transmission, and cross-border transfers. These regulatory frameworks mandate that companies implement robust data protection measures, conduct risk assessments and ensure compliance with data classification and grading standards. Additionally, businesses are required to report security incidents, obtain necessary approvals for data exports, and adhere to strict guidelines for handling sensitive and personal information. The evolving nature of these regulations means that compliance requirements are subject to change, and we must continuously monitor and adapt to new rules and enforcement practices. We believe that our existing practices are compliant with applicable requirements imposed under the foregoing laws, rules and regulations, including the regulations or policies that have been issued by the CAC, in all material respects. However, we cannot preclude the possibility that new laws, regulations or rules promulgated in the future will impose additional compliance requirements on us, will subject us to the cybersecurity or national security review in relation to our operations, or will require us to change our business practices or incur additional operating expenses, which may have material and negative impacts on our business, financial condition and prospects and the value of our securities.

If it is determined in the future that any additional procedures, including the cybersecurity review under the Cybersecurity Review Measures and national security review under the Network Data Security Regulations, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. CAC and/or other PRC regulation and oversight of cybersecurity, data protection and other technology-related matters that the PRC government deems to relate to national security could impact our ability to conduct, or the timing of, our future offerings. In addition, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, including the foregoing relevant laws and regulations issued by the CAC, which can change quickly and with little advance notice. See “— General Risk Factors — Changes in and uncertainties relating to political or social conditions, government policies or regulations in China could have a material and adverse effect on our business and results of operations” for more details.

Risks from incorporation of artificial intelligence technologies into our products, manufacturing processes and business operations, as well as potential challenges associated with the implementation of such technologies could adversely affect our operations, reputation and competitive position.

We use, and expect to continue to use, artificial intelligence and machine learning technologies (collectively, “AI”) in our business operations, including in our manufacturing, research and development, product development, supply chain management and quality assurance processes and in our digital operational infrastructure. The use of AI in our operations and products carries inherent risks. AI systems may produce outputs that are inaccurate, incomplete, inappropriate or biased, including recommendations, predictive analytics, diagnostic conclusions, or control decisions. Errors in AI-generated outputs that are incorporated into our products, manufacturing decisions or customer service systems could result in product liability claims, customer dissatisfaction, reputational harm, or regulatory action. The use of AI in connected vehicle and smart machinery applications may also raise questions of product safety and regulatory compliance, particularly as PRC and international regulatory frameworks governing AI in transportation and industrial applications continue to evolve.

Our use of AI may expose us to risks of data leakage, cybersecurity incidents and unauthorized access to confidential business information, customer data, technical know-how and other proprietary information. AI systems are typically trained and operated using large volumes of data, and any breach or unauthorized access to the data used in our AI systems could have consequences that extend beyond conventional cybersecurity incidents. In addition, the use of third-party AI tools or platforms in our operations creates a risk that confidential business information, technical data or personal data may be inadvertently disclosed to third-party AI service providers or exposed through such providers’ systems. Any such incident could result in legal liability, regulatory penalties, loss of intellectual property, and reputational harm.

The regulatory environment governing AI is dynamic and rapidly evolving in China and globally. Compliance with existing and future AI regulations may require significant resources and could require us to modify our products, platforms or operational processes. There can be no assurance that our current practices will remain compliant with applicable AI regulations as they evolve, or that regulatory action will not be taken against us in respect of our AI activities.

We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.

Yuchai’s intellectual property portfolio comprises invention patents, utility model patents, design patents, proprietary technology know-how, software copyrights and capitalized development costs. Notwithstanding our anti-counterfeiting procedures and third-party enforcement services, we may be unable to prevent the unauthorized copying or use of our proprietary technologies. Our patents may be held invalid or unenforceable by competent authorities or courts, and competitors may be able to design around our patents or independently develop comparable technologies or products without infringing our intellectual property rights.

GY is the registered owner of the “Yuchai” trademarks in China, which are the principal trademarks under which Yuchai conducts its business. Yuchai uses these trademarks pursuant to a license agreement with GY. In the event of any dispute with GY regarding the terms of the license agreement or GY’s ownership or maintenance of the trademarks, Yuchai’s right to use the “Yuchai” trademarks could be challenged, curtailed or terminated. Any such challenge or termination could have a material adverse effect on our business, financial condition and results of operations.

Monitoring the unauthorized use of our proprietary technology is inherently difficult and costly. We may be required to resort to litigation to enforce or defend our intellectual property rights, to protect our trade secrets, or to determine the enforceability, scope and validity of our proprietary rights or those of third parties. Any such litigation, whether or not resolved in our favor, could result in substantial costs, diversion of management time and resources, and harm to our reputation. An adverse determination in any such proceeding could impair our ability to compete effectively and could have a material adverse effect on our business, financial condition and results of operations.

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

We and our subsidiaries have implemented and may implement equity incentive plans to attract, retain, and motivate management and employees, which could have a dilutive effect on your investment in us and our interests in our subsidiaries.

We have adopted an equity incentive plan to attract and retain eligible directors, officers and employees of our Company. Pursuant to the 2025 Equity Incentive Plan adopted in May 2025, the maximum aggregate number of 1,800,000 shares may be issued, in whole or in part, from authorized and unissued shares, treasury shares (subject to applicable laws), or shares purchased on the open market. The issuance of these stock-based awards may dilute an investment in our shares. Our stock price may also face incremental downward pressure if plan participants sell more shares into the market. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” Certain of our subsidiaries have also adopted, or may in the future adopt, their own equity incentive plans to attract, retain, and motivate their management and key personnel. The implementation and operation of these subsidiary equity incentive plans could dilute our ownership interest in the relevant subsidiaries as equity awards are granted by the subsidiaries over time.

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

We may be subject to risks related to the PRC authorities’ investigatory actions against and the alleged misconduct of certain former directors and senior management personnel of us and our subsidiaries.

In July and October 2025, we were informed that Ms. Qin Xiaohong (“Qin Xiaohong”), then Chief Accountant of Yuchai, and Mr. Wu Qiwei (“Wu Qiwei”), then Director of CYI and then Director and President of Yuchai, were under detention and investigation by PRC authorities. Qin Xiaohong’s position as Yuchai’s Chief Accountant was terminated by Yuchai’s Board of Directors in August 2025. Wu Qiwei resigned as a Director and the President of Yuchai and as a Director of CYI in October and November 2025. As of the date of this Annual Report, the investigations of Qin Xiaohong and Wu Qiwei are on-going. In addition, it has been reported that in July 2025 the former deputy party secretary and chairman of the board of directors of GY, Mr. Yan Ping (“Yan Ping”), was subject to disciplinary review and investigation by the Discipline Inspection Commission of Guangxi Zhuang Autonomous Region’s Communist Party Committee and the Supervisory Commission of Guangxi Zhuang Autonomous Region (the “Disciplinary Authorities”) on suspicion of serious disciplinary and legal violations. Subsequently in February 2026, based on the announcement made by the Disciplinary Authorities, Yan Ping’s case was transferred to the procuratorate for review and prosecution in accordance with the PRC laws. Yan Ping was a former Director of CYI and former Chairman of Yuchai, and he retired from these positions in 2021. We have limited knowledge of the status or scope of the on-going investigations against these individuals by PRC authorities and cannot predict the determinations and conclusions that the relevant authorities will reach. The business and affairs of Yuchai continue to be led by Mr. Li Hanyang, the Chairman of Yuchai’s Board of Directors and daily business operations continue to proceed uninterrupted.

While we conduct training and maintain corporate governance policies and procedures designed to detect and prevent misconduct by our directors, senior management and employees, we cannot assure you that we will be able to prevent or detect instances of alleged personal misconduct in a timely fashion or at all. If we fail to prevent or detect such actions, our reputation may be harmed, and our business, financial condition and results of operations could be adversely affected.

While we maintain a succession planning program across key management roles, leadership transitions resulting from any unexpected departure of key personnel could create institutional knowledge gaps and may disrupt the execution of our strategic priorities. Any failure to successfully implement or optimize these succession protocols could result in disruptions to leadership continuity and the destabilization of our relationships with key suppliers and customers.

The market price of our common stock may be volatile.

There continues to be volatility in the market price of our common stock. See “Item 9. The Offer and Listing.” The market price could fluctuate substantially in the future in response to a number of factors, including:

•
changes in general economic conditions, escalation or continuation of trade tensions, heightened policy uncertainty especially regarding trade, financial market disruptions amid global financing conditions, and heightened geopolitical tensions globally and regionally, and the resulting volatility in market sentiment;
•
market expectations, speculation and uncertainties regarding the potential listing of our subsidiary;
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
•
China’s initiatives to develop energy saving and new energy power systems, which may lead to a decrease in demand for our diesel engines that affects our market share and profitability;
•
future sales or repurchases of our common stock in the public market, or the perception that such sales or repurchase could occur; or
•
the announcements by us or our competitors of a significant acquisition, divestment, corporate exercise or change of management.

Any of the above factors either individually or together may result in market fluctuations which may materially affect our stock price.

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

We reported material weaknesses in our internal control over financial reporting as of December 31, 2005 to 2011, and our management concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective for that period. Since the year ended December 31, 2012, we have not identified any material weaknesses in our internal control over financial reporting. Our management concluded that our disclosure controls and procedures and our internal control over financial reporting were effective for the financial years ended December 31, 2012 to 2025. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting for the financial years ended December 31, 2012 to 2025.

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

In 2020, our Board of Directors, having considered the Bermuda economic substance legislation as well as the Company’s presence and substance in Singapore through our Singapore Branch office, approved for the Company to establish its tax residency in Singapore. The Company has been a tax resident in Singapore for Singapore income tax purposes since 2020. Our Singapore tax residency status is to be self-assessed on a yearly basis if our management control is exercised in Singapore for the preceding calendar year. If the Company is not a tax resident of a jurisdiction outside of Bermuda (other than a jurisdiction which is on the EU list of non-cooperative jurisdictions for tax purposes), we may be subject to economic substance requirements under Bermuda’s Economic Substance Act, Economic Substance Regulations and/or any new economic substance regulations adopted in Bermuda. We may be subject to penalties if the Company or any of its subsidiaries fail to comply with the applicable economic substance laws in Bermuda or any other jurisdiction.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

A non-United States corporation is considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the total value of our assets generally will be determined by reference to the market price of our shares. We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2025. However, there is no guarantee that the United States Internal Revenue Service will not take a contrary position or that our shares will not be treated as stock of a PFIC for any future taxable year. Our PFIC status will be affected by, among other things, the market value of our shares and the assets and operations of our Company and subsidiaries. If we were to be treated as a PFIC for any taxable year during which a U.S. Holder (defined below) holds our shares, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information — C. Taxation — United States Federal Income Taxation — PFIC Rules.”

The HLGE Group’s hotel ownership and management business may be adversely affected by risks inherent in the hotel industry.

The HLGE Group operates Copthorne Hotel Cameron Highlands (“CHCH”), a hotel in Cameron Highlands, Malaysia. As of February 27, 2026, we had a 49.1% shareholding interest in HLGE, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”). See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan” for further information on our investment in HLGE.

The HLGE Group’s financial performance is dependent on the performance of the hotel it operates. The HLGE Group’s hotel ownership and management business is exposed to risks which are inherent in and/or common to the hotel industry and which may adversely affect the HLGE Group’s financial performance, including the following:

•
fluctuations in occupancy rates;
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

In addition, the Reorganization Agreement as amended by the Cooperation Agreement contemplates the continued implementation of our business expansion and diversification plan adopted in February 2005. The Cooperation Agreement provides that the parties will explore new business opportunities and ventures with a view to diversifying and expanding the assets, business divisions, sources of revenue and operations of Yuchai. Subsequently, we acquired strategic stakes in HLGE and Thakral Corporation Ltd, or TCL (which we have since fully divested). In addition, Yuchai has entered into various joint ventures and strategic alliances with various third parties to further our business purpose. For more details, see “ — We are subject to risks associated with our joint ventures and strategic alliances.”

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

As of February 27, 2026, our controlling shareholder, Hong Leong Asia Ltd., or Hong Leong Asia, indirectly owns 18,270,965 or 48.70% of the outstanding shares of our common stock, as well as a special share that entitles it to elect a majority of our directors. Hong Leong Asia controls us through its wholly-owned subsidiary, Hong Leong (China) Limited, or Hong Leong China, and through HL Technology Systems Pte Ltd, or HL Technology, a wholly-owned subsidiary of Hong Leong China. HL Technology owns 25.38% of the outstanding shares of our common stock and has, since August 2002, been the registered holder of the special share. Hong Leong Asia also owns, through another wholly-owned subsidiary, Well Summit Investments Limited, 23.32% of the outstanding shares of our common stock as of February 27, 2026. Hong Leong Asia is a member of the Hong Leong Investment Holdings Pte. Ltd., or Hong Leong Investment group of companies. Prior to August 2002, we were controlled by Diesel Machinery (BVI) Limited, or Diesel Machinery, which, until its dissolution, was a holding company controlled by Hong Leong China and was the prior owner of the special share. Through HL Technology’s stock ownership and the rights accorded to the Special Share under our Bye-Laws and various agreements among shareholders, Hong Leong Asia is able to effectively approve and effect most corporate transactions. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Shareholders Agreement.” In addition, our shareholders do not have cumulative voting rights. There can be no assurance that Hong Leong Asia’s actions will be in the best interests of our other shareholders. See also “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

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

We may face risks associated with our subsidiary being a standalone public company.

In January 2026, Guangxi Yuchai Marine and Genset Power Co., Ltd. (“MGP”), an indirect subsidiary of our Company, filed an application with The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” or “HKEX”) in connection with a proposed listing (the “Potential Listing”) of MGP’s shares on the Main Board of the Hong Kong Stock Exchange. The Potential Listing is subject to review and approval by the HKEX and other relevant regulatory authorities and market conditions. There is no assurance as to whether or when the Potential Listing will take place. Any potential listing of MGP or our other subsidiary would be subject to numerous uncertainties, including internal approvals, market conditions, regulatory requirements, and the approval of relevant authorities and exchanges in the applicable jurisdiction.

While the Potential Listing will reduce our interest in MGP, we expect to remain an indirect controlling shareholder of MGP after completion of the Potential Listing. We may from time to time make strategic decisions that we believe are in the best interests of our business and shareholders as a whole, which may create conflicts of interest with MGP’s other shareholders. We may not be able to resolve all potential misalignments in interests and the existence of such misalignments may affect our results of operations as a whole. There can be no assurance that a potential separate listing of a subsidiary would enhance our shareholder value. Market conditions, investor demand, valuation considerations, and the performance of the subsidiary following any listing could materially affect the perceived benefits of such transaction. If a listing is completed and the market performance of the subsidiary’s shares is weaker than expected, it could adversely affect investor perception of our Group and our overall valuation.

General Risk Factors

Geopolitical tensions and regional conflicts may materially and adversely affect our business, results of operations, and financial condition.

Heightened geopolitical instability, including the conflict in the Middle East, and resulting disruptions in supply chains and logistics networks, could materially increase the cost of materials and components, raise production overhead, and adversely affect our profitability and results of operations. Disruptions to key shipping routes, energy supplies and global trade flows could lead to delays in the procurement and transportation of critical inputs, increase freight and insurance costs, and create volatility in commodity and energy prices.

Geopolitical escalation could trigger broader economic sanctions, capital market restrictions, or forced business interruptions affecting companies with substantial PRC operations, including us. Any such escalation could also lead to reduced investor confidence in securities issued by companies such as ours, which are NYSE-listed with significant assets in and revenues from China. Prolonged or escalating geopolitical tensions could further strain global supply chains and reduce market stability, which may negatively affect our production planning, operating costs and overall financial performance. We cannot predict the likelihood, timing or extent of any such escalation or its consequences for our business.

International trade policies and regulations dynamics may adversely affect our business.

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

Political tensions between the U.S. and China have escalated due to, among other things, tariff policies, trade disputes, sanctions imposed by the U.S. on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, U.S. export restrictions regarding China, restrictions on U.S. investments in designated “Communist Chinese Military Companies,” and the executive orders issued by U.S. President Donald J. Trump that seek to prohibit certain transactions certain companies. In addition, the PRC government has enacted countermeasures legislation. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting companies with operations in the PRC from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of issuers with operations in the PRC listing in the U.S. It is unclear if this proposed legislation would be enacted.

The U.S. government has imposed (in certain cases, subject to deferral) significant tariffs on imports from certain jurisdictions including China, and other jurisdictions have responded, with retaliatory punitive actions, including tariffs on U.S. imports. Historically, tariffs and trade disputes have led to increased political tensions, between the U.S. and China, as well as between other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers and companies such as ours with significant operations in China, which in turn could affect the global macroeconomic environment. Any such geopolitical developments could materially and adversely affect the price of our ordinary shares.

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

Changes in tax laws or tax rulings, or changes in interpretations of existing tax laws, could affect our income tax provision and net income. There is a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organisation for Economic Co-operation and Development (the “OECD”) and unilateral measures being implemented by various countries due to a historic lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals – Pillar One and Pillar Two – that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. Model rules were published by the OECD to implement the Pillar Two rules and commentary to the Pillar Two model rules were also released. The model rules and commentary allow the OECD’s Inclusive Framework members to begin implementing the Pillar Two rules. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. The Pillar Two rules have been implemented, or are in the process of being implemented, in a number of jurisdictions in which we conduct business including Singapore but not in China. We are subject to Pillar Two rules, however, the ultimate impact of any such changes on our tax obligations is uncertain.

In addition, the Trump administration has proposed a number of changes to the U.S. tax system and adopted tax legislation that, among other things, made permanent certain provisions of the 2017 Tax Cuts and Jobs Act, such as the limitations on the deductibility of business interest expense, while the standard corporate tax rate of 21% remained unchanged. The effect of these tax laws on our operations and tax liabilities is unclear and could be material. As these and other tax laws and related regulations change, we are unable to predict which, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. The Trump administration has also indicated that the United States may impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect American companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers or our consumers, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

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

Our investment in China, is subject to PRC regulations. The PRC Foreign Investment Law, or the FIL, effective on January 1, 2020, is the legal foundation governing us, a foreign investment enterprise. The FIL grants pre-establishment national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The FIL provides that FIEs operating in “restricted” industries will require market entry clearance and other approvals from relevant government authorities. There are ongoing uncertainties in how these relevant regulations are implemented. These uncertainties may impact our corporate governance practices and increase compliance costs. In addition, the FIL imposes information reporting requirements on foreign investors and foreign invested enterprises.

The Measures for the Security Review of Foreign Investment, which took effect on January 18, 2021, regulates foreign investments which may raise “national defense and security” or “national security” concerns. Under these measures, a filing may be required for investments in military-related areas, or for investments in certain key sectors that result in obtaining actual control over the target enterprise, such as critical agricultural products, energy and resources, major equipment manufacturing, critical infrastructure, critical transport services, critical cultural products and services, critical information technology and internet products and services, critical financial services, key technology sectors and other critical sector; and if a foreign investment will or may affect national security, the relevant party shall file with the standing working office established at the National Development and Reform Commission (“NDRC”) (with NDRC and MOFCOM taking the lead) for the decision of whether to conduct security review. In the future, if we pursue growth through acquisitions that fall within the scope of these measures, the required security review process could be time consuming, and may delay or inhibit our ability to complete such transactions. As the interpretation of what constitutes "national security" remains broad and evolving, any determination that our business operations or future activities are subject to this security review could result in increased regulatory burdens and materially affect our business operations and activities in China.

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. Regulations in China regarding currency conversion could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. Our principal source of cash flow has historically been the dividends, if any, paid to us by Yuchai, as described under “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” As a result, our ability to pay dividends, if any, to our shareholders and to satisfy any financial obligations that we may have from time to time depends on the ability of our subsidiaries to generate profits available for distribution to us. The ability of a subsidiary to make these distributions is subject to, among other factors, the law of its jurisdiction of incorporation which regulates the payment of dividends.

The PRC government regulates the conversion of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Substantially all of our revenues and operating expenses are generated by our Chinese operating subsidiaries, and are denominated in Renminbi, while a portion of our indebtedness is, or in the future may be, denominated in US dollar and other foreign currencies. Under the existing PRC foreign exchange regulations, without prior approval of SAFE, cash generated from the operations of our subsidiaries in China could be used to pay dividends to us, while approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, our Chinese subsidiaries would need to obtain SAFE approval or complete a registration procedure if in the future they desire to use cash generated from their operations to pay off debt in a currency other than Renminbi owed to entities outside China or make other capital expenditure payments outside China in a currency other than Renminbi.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and was amended on December 30, 2019 and on March 23, 2023. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs, which, subject to certain restrictions, allows FIEs to settle their foreign exchange capital at their discretion. Then the SAFE issued Circular on the Policies for Reforming and Standardizing Management of Foreign Exchange Settlement under the Capital Account effective on June 9, 2016, to further allow enterprises to convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. On October 23, 2019, SAFE further softened the capital fund policy by issuing the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment to allow non-investment FIEs to use their capital funds to make equity investments in China. On December 4, 2023, SAFE issued the Circular on Further Deepening Reform to Promote Cross-Border Trade and Investment Facilitation, or the 2023 Circular 28. Under the 2023 Circular 28, capital account asset realization accounts have been adjusted to capital account settlement accounts. Proceeds from equity transfers paid in foreign currency by domestic entities, as well as foreign exchange funds raised through overseas listings by domestic enterprises, can be directly deposited into capital account settlement accounts, with the funds in such accounts eligible for self-determined conversion and use. On September 12, 2025, SAFE issued the Circular on Matters Concerning Deepening the Reform of Foreign Exchange Management for Cross-border Investment and Financing, or 2025 Circular 43, which took effect on the same date. 2025 Circular 43 streamlines cross-border investment administration by eliminating registration requirements for preliminary expenses and domestic reinvestment, expands external debt quotas for high-tech enterprises, and optimizes capital account income usage by narrowing the negative list. Yuchai, as an FIE, is permitted to use its capital income from registered capital, foreign debt and overseas listing based on the current rules. However, such rules will be subject to further changes and there can be no assurance that the current flexibility could continue to apply to Yuchai, and violations of these circulars could result in severe monetary or other penalties.

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

As a significant part of our business is conducted in China, we are subject to various PRC laws, rules and regulations. Such laws, rules and regulations may affect our ability to conduct securities offerings in the future.

In February 2023, the CSRC promulgated the Trial Measures for Overseas Listing, and five related guidelines, or the Guidelines for Overseas Listing, which became effective on March 31, 2023. Under the Trial Measures for Overseas Listing, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill certain filing procedures with and report certain information to the CSRC. The Trial Measures for Overseas Listing provide that if an issuer meets both of the following criteria, the overseas offering and listing of securities conducted by such issuer shall be determined as an indirect overseas offering and listing by a PRC domestic enterprise and therefore subject to the filing and reporting requirements as required thereunder: (i) any of the operating revenue, total profits, total assets, or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management personnel in charge of its business operation and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures for Overseas Listing further stipulate that the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas market shall be made on a substance-over-form basis. According to one of the Guidelines for Overseas Listing, where an issuer does not fall within the scope of the Trial Measures for Overseas Listing, but the risk factors disclosed in the submitted listing application documents to the relevant overseas market regulations are mainly related to mainland China, the principle of substance-over-form should be followed, and a determination may be made that the issuer falls within the scope which is subject to the filing requirements under the Trial Measures for Overseas Listing. The CSRC has clarified that PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures for Overseas Listing can be deemed to be existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures required by the Trial Measures for Overseas Listing in connection with their past overseas offerings and listings, and instead would be required to file with the CSRC in connection with any future overseas financing activities that they conduct.

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

PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are evolving. The CAC and other PRC regulators have promulgated various rules, regulations and measures regarding data collection, processing, use and security. For more information, see “— Risks Related to Our Business and Industry — We are dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity risks and data leakage risks. Any failure to comply with the various applicable laws and regulations related to data security and cybersecurity could lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.” If PRC oversight on cybersecurity and data protection regulations leads us to become subject to regulatory inspection or review or require us to take any specific actions, it could cause us to delay, suspend, and terminate securities offerings or capital raisings that we may choose to conduct in the future.

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

Under the Holding Foreign Companies Accountable Act, or the HFCAA, which was enacted in December 2020, the SEC shall prohibit securities of any foreign company from being listed on a U.S. securities exchange or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the Public Company Accounting Oversight Board, or PCAOB, for three consecutive years, beginning in 2021. The HFCAA includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB, is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. Under the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, which was enacted in December 2022, our securities may be prohibited from trading on the NYSE if our auditor is located in a foreign jurisdiction and the PCAOB determines that it is unable to inspect or investigate it completely for three consecutive years because of a position taken by an authority in the foreign jurisdiction, which could ultimately result in our shares being delisted. The AHFCAA amended the HFCAA by requesting the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

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

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors, all of which are out of our control. There can be no assurance that we or our auditor will be able to comply with requirements imposed or possible new regulations adopted by U.S. regulators in the future. The market prices of our shares could be adversely affected as a result of possible negative impacts of the HFCAA and other similar rules and regulations. It remains unclear what further actions the SEC, the PCAOB or NYSE may take to address these issues and what impact those actions may have on companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange, like us. Legislative and regulatory actions and proceedings and new rules resulting from these efforts to increase U.S. regulatory access to audit information could create uncertainty for investors or increase the risk of our securities being delisted and prohibited from trading on a U.S. stock exchange, and the market price of our shares could be adversely affected.

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

We provide certain management, financial planning, internal audit services, internal control testing, IFRS Accounting Standards training, business enhancement consulting and other services to Yuchai and we continue to have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer, Senior Vice President of Operations and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, travel frequently for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and decision-making process.

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
•
In February 2006, we acquired debt and equity securities in HLGE through two wholly-owned subsidiaries. Our shareholding in HLGE has changed through various transactions and as of December 31, 2025, through our wholly-owned subsidiary, Grace Star Services Limited (“Grace Star”), we had a 49.1% shareholding interest in HLGE, which has remained unchanged as of February 27, 2026. The HLGE Group is engaged in hospitality and property development activities conducted mainly in Malaysia. For more details on our investments in HLGE, see “Item 5. Operating and Financial Review and Prospects —Business Expansion and Diversification Plan.”

Since January 1, 2025, there have been no public takeovers by third parties in respect of our shares, and we have not made any public takeovers in respect of other companies’ shares.

Yuchai

Yuchai was founded in 1951. Prior to 1984, Yuchai was a small producer of low-power diesel engines for agricultural machinery. In 1984, Yuchai introduced the earliest model of its YC6J diesel engine for medium-duty trucks. In July 1992, in order to raise funds for further expansion, Yuchai was restructured into a joint stock company. As a result of this restructuring, Yuchai was incorporated as a joint stock company in July 1992 and succeeded the machinery business of Yulin Diesel. All of Yulin Diesel’s businesses, other than its machinery business, as well as certain social service-related operations, assets, liabilities and employees (for example, cafeterias, cleaning and security services, a hotel and a department store), were transferred to the GY Group. The GY Group also became the majority shareholder of Yuchai through its ownership stake of approximately 104 million shares of Yuchai, or GY Group Shares. In connection with its incorporation, Yuchai also issued seven million shares to various Chinese institutional investors, or Legal Person Shares.

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

In connection with our purchase, through our six wholly-owned subsidiaries, of additional Yuchai Shares with proceeds of our initial public offering, Yuchai offered additional shares pro rata to its other existing shareholders (30 shares for each 100 shares owned) in accordance with such shareholders’ pre-emptive rights, and each of our subsidiaries was able to acquire these additional Foreign Shares in Yuchai. Such pro rata offering (including the offering to the Company) is referred to herein as the “Yuchai Offering.” Certain Legal Person shareholders subscribed for additional shares in the Yuchai Offering. The GY Group informed Yuchai at the time that it would not subscribe for any of its portion of Yuchai Shares (31,345,094 shares) in the Yuchai Offering. In order to obtain MOFTEC’s approval of the Yuchai Offering, the GY Group was given the right by Yuchai’s Board of Directors to subscribe for approximately 31 million shares of Yuchai at a price of RMB 6.29 per share at any time prior to December 1998. This was because provisional regulations of the State Administration Bureau of State Property, or SABSP, and the State Committee of Economic System Reform, or SCESR, published in November 1994, imposed on any holder of state-owned shares certain obligations to protect its interest in any share offering. Under such regulations, the GY Group could have been required to subscribe for Yuchai Shares in the Yuchai Offering. Yuchai’s shareholders subsequently agreed to extend the duration of such subscription right to March 31, 2002 (the exercise of which would have reduced our ownership of Yuchai from 76.4% to 71.7%). The GY Group informed the shareholders of Yuchai that it had determined not to subscribe for additional Yuchai Shares and this determination was noted by Yuchai’s Board of Directors on November 1, 2002. However, given the November 1994 provisional regulations of the SABSP and the SCESR, the SABSP, the SCESR and/or the Ministry of Commerce may take action against the GY Group, and there can be no assurance that any such action would not, directly or indirectly, have a material adverse effect on Yuchai or the Company.

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

B. Business Overview

Emission Standards

Since the introduction of China National I in the early 2000s, Chinese regulators have progressively tightened the limits on permissible emissions of on-road diesel vehicles and off-road machinery. In an effort to combat increasing air pollution, China’s vehicle industry transitioned to the National IV and National V emission standards from 2013 to 2018, reflecting a significant leap in emission control within just five years. The latest emission standard, known as National VI, was implemented in July 2021. Yuchai produces diesel engines and natural gas engines compliant with the National V and National VI emission standards, and has a portfolio of engines that are compliant with National VIb emission standards implemented in July 2023. It also develops alternative fuels and environmentally friendly hybrid systems with improved fuel efficiency.

For off-road machinery, the Tier-3 emission standards were implemented nationwide on December 1, 2016. The Tier-4 emission standards have been enforced from December 2022 for all diesel off-road equipment with engine sizes smaller than 560kW. Yuchai has fulfilled the Tier-4 emission standards for use in off-road machinery.

China may introduce the next generation of emission standards, commonly referred to as National VII for on-road vehicles and Tier-5 for off-road machinery. However, as of February 27, 2026, no official announcement or timeline for the implementation of National VII and Tier-5 has been formally issued by the relevant regulatory authorities.

China has introduced and, in the future, may introduce certain regulatory requirements applicable to specific vehicle segments from time to time. In September 2024, the Ministry of Industry and Information Technology published and finalized the Stage 4 Fuel Consumption Standards for Commercial Vehicles. These standards impose more stringent fuel consumption limits on new heavy-duty vehicles with a gross weight exceeding 3,500 kg, including straight trucks, dump trucks, tractor-trailers, and buses. On average, the Stage 4 standards are estimated to tighten fuel consumption requirements by approximately 10% to 15% compared to the previous Stage 3 limits. The implementation scheduled for these new standards follows a phased approach. Effective July 1, 2025, all new heavy-duty vehicle type approval must comply with the Stage 4 standards. By August 1, 2027, all new heavy-duty vehicles sold or registered in China must meet these standards. Yuchai has been working with OEMs partners to meet these targets through improvement of both engine and integrated vehicle design. Yuchai’s National VI compliant engines are fully compliant with the new regulation.

Products and Key Product Development — Yuchai

Yuchai engages in the design, manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. Yuchai offers a comprehensive portfolio of powertrain solutions, including but not limited to diesel, natural gas, alternate fuels and new energy products such as pure electric, range extenders, and hybrid and fuel cell systems. Through its extensive network of regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and distributors while providing after-sales services across China and globally.

Yuchai is devoted to improving its competitiveness across all engine platforms, including its light-, medium- and heavy-duty engines, in compliance with applicable emission standards. Yuchai has established a portfolio of on-road engines that meet the National VIb emission standards, which was implemented in China on July 1, 2023. Yuchai also offers a full range of off-road engines that meet the Tier-4 emission standards that came into effect in December 2022. Yuchai is also expanding its production and research and development capabilities in new energy technologies, including alternate fuel engines, hybrid power and electric drive systems, range extender systems, electric drive axles and fuel cell systems.

Yuchai has launched a series of innovative powertrain and engine solutions in recent years. In September 2023, Yuchai launched the 350hp IE-Power hybrid system for heavy-duty tractor applications which features continuously variable transmission function for both tractor and other heavy-duty agricultural machinery. In the same month, Yuchai launched the YCK15N gas engine for heavy-duty vehicles, designed for operation at high altitudes and extreme weather conditions, with a rated output of 570hp and maximum torque of 2600 N-m. In 2024, Yuchai launched the YCK14N gas engine for heavy-duty for heavy-duty trailers and cargo trucks, with a designed output of 540 PS and a maximum torque of 2500 N-m. In addition, Yuchai extended its casting capabilities in traditional powertrain solutions business and launched wind turbine main shafts for China-based OEMs. In 2025, Yuchai launched the K16, K18 and K20 off-road engines for heavy-duty industrial and mining applications. At its marine and generation power business unit, Yuchai also launched the VTF series engine for power generation. The 16 cylinders VTF engine has a maximum rated output of 3.9MW for prime and stand-by operations.

Existing Engine Products

Yuchai offers a full portfolio of on- and off-road engine products in compliance with National VI and Tier-4 emission standards, respectively. Yuchai’s National V and Tier-3 compliant engines have been phased out from the China market following the full implementation of the National VI and Tier-4 emission standards, while certain National V and Tier-3 products are retained for export markets.

Yuchai manufactures engines for trucks, buses and passenger vehicles, marine and industrial applications and generator sets. The following table sets forth Yuchai’s list of engines by application:

Series
Truck	YCY24, YCY30, YCS04, YCS06, YCK05, YCK08, YCK08N, YCK09, YCK11, YCK11N, YCK13, YCK13N, YCA07N, YCK14N, YCK15N, YCK15M
Bus	YCY24, YCY30, YCS04, YCS06, YCK05, YCK08, YCK08N, YCK09, YCK11
Construction	YCF24, YCF30, YCF36, YCA05, YCA07, YCA08, YCK09, YCK11, YCK13, YCK16, YCTD20, YCK18, YCK20
Agriculture	YCF30, YCF36, YCA05, YCA07, YCA08, YCK09, YCK11, YCK13, YCK16, YCTD20
Marine	YC4FA, YC6T, YC6TD, YC6C, YC6CL, YC6CD, YC8CL, YC12VC
Generator-Drive	YC4R, YC4FA, YC6A, YC6LN, YC6KN, YC6T, YC6C, YC6CL, YC12VC, YC12VTD, YC16VTD, YC16VC, YC16VTF

Yuchai’s existing engine products include light-, medium- and heavy-duty engines as set forth in the following table.

Series
Light-Duty	YC4FA, YCY24, YCY30, YCF30, YCF36
Medium-Duty	YC6A, YCK05, YCS06, YCS04, YCA05, YCA07, YCA08, YCK08N
Heavy-Duty	YC6LN, YC6K12, YC6KN, YC6K13N, YC6T, YC6C, YC6CN, YC6CL, YC8CL, YC12VTD, YC12VC, YC16VC, YC6CD, YC6TD, YCK08, YCK09, YCK11, YCK11N, YCK13, YCK13N, YCK14N, YCK15N, YCK16, YCK18, YCK20, YCTD20
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
•
The YCK18-T40 engine compliant with China off-road Tier-4 emission standards is for use in industrial and agricultural off-road applications. It has a displacement volume of 18.06 liter and a maximum power output of 810 PS with a maximum torque of 3800 N-m.
•
The YCK20-T40 engine compliant with China off-road Tier-4 emission standards is for use in industrial and agricultural off-road applications. It has a displacement volume of 19.6 liter and a maximum power output of 880 PS with a maximum torque of 4100 N-m.
(c)
High Horsepower Marine and Power Generator Engines

In May 2011, Yuchai commenced construction of a plant at Yuchai’s primary manufacturing facilities in Yulin City, Guangxi Zhuang Autonomous Region, to increase the annual production capacity of high horsepower engines to meet increasing demand for marine, power generation and industrial applications. In 2022, Yuchai carved out its marine and power generation engine business sector and transferred it to its subsidiary, MGP. The following are our high horsepower engine models, all of which are produced by MGP.

•
YC6T is a 6-cylinder engine rated at 360 to 600 PS and is suitable for construction applications. It is used in marine propulsion, power generators, construction and mining trucks. The YC6T engine rated at 404 to 440 kW at 1500 rpm is for power generation, while those rated at 290 to 396 kW at 1500 to 1800 rpm are for marine applications and those rated at 350 to 540 PS at 1350 rpm are for marine propulsion.
•
YC6C is a 40 liter, 6-cylinder engine rated at 700 to 1000 PS. It was launched in early 2011 and is used in marine propulsion, power generators, construction and mining trucks. The YC6C engine rated 680 to 850 kW at 1500 rpm is for power generation and those rated 560 to 680 kW at 1500 rpm are for marine propulsion.
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
•
YC16VC is derived from the YC6C engines where the V-engine enables the engine to extend its power output at similar engine platform. The engine is 16-cylinder, 108 liter rated at 1960 to 3608 kW at 1500 rpm. The main application is in the power generator, marine and industrial markets. The YC16VC was commercially launched in late 2016.
•
YC8CL is an extended version of YC6CL engine, with 8-cylinder in line configuration. YC8CL is an 8-cylinder, 72.8 liter engine rated at 692 to 1176 kW at 750 to 1000 rpm. The main application is in marine propulsion for river trade and costal general cargo vessels. The YC8CL was officially launched in mid-2017.
•
YC16VTF is a newly designed high horsepower engine, available in 16- and 20- cylinder configurations. It is designed to operate at 1500, 1800, and 2100 rpm, with the maximum-rated 2100 rpm variant delivering an output of 3971 kW. The main application is power generation and marine markets. The YC16VTF is at development stage and expected to have commercial launch in 2027.
(d)
Other Products and Services

Natural Gas Engines

Yuchai has a facility at its primary manufacturing facility in Yulin City, Guangxi Zhuang Autonomous Region, to develop and produce a portfolio of natural gas-powered engines to complement its existing suite of diesel engines. The main uses of Yuchai’s natural gas engines are in large buses, medium- to heavy-duty trucks, industrial and power generators and the marine sector.

Yuchai natural gas engines are designed to work with both CNG and LNG fuel systems, and they are generally constructed using similar major components as Yuchai’s diesel engines. Yuchai currently offers natural gas engines in the following models: YCA07N, YC6JN, YC6GN, YC6LN, YC6MKN, YCK08N, YCK11N, YCK13N and YCK15N ranging from 120 to 570 hp. Among these engines, YCA07N, YCK08N, YCK11N, YCK13N, YCK14N and YCK15N are natural gas engines compliant with National VI emission standards.

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

Power Generator Sets

Yuchai has a history of more than 40 years for producing power generator sets, with wide application in both the civil and marine sectors. Yuchai produces power generator sets which are primarily used in the baseload and standby power generation application. The generator set includes an intelligent digital controlling system, remote control, generators group control, remote monitoring, automatic parallel operation, and automated protection against breakdowns.

Engine Components and Parts

Yuchai supplies engine components and parts to its nationwide chain of service stations in China and globally. The availability of such components and parts to Yuchai’s customers and to end-users through its chain of service stations is an important part of Yuchai’s customer service program. Yuchai is continually improving the distribution channel services of its engine components and parts to maintain its competitive position.

New Energy Products

Yuchai has developed and produced new energy products, including flywheel range extension system, new generation hybrid system, pure electric drive, pure electric axle drive and fuel cell systems.

(a)
Second generation hybrid system

The power of Yuchai’s first generation of hybrid system products ranges from 110kW to 210kW. The second-generation hybrid system has achieved major upgrades that have led to adaptability advantages over the previous generation with stronger power, higher operating efficiency, improved fuel-savings, simpler layout of the cooling system, more concise and reliable structure, richer interfaces, and wider applicability to different scenarios. Yuchai’s second generation hybrid system adopts a high-speed oil-cooled motor, which reduces the heat dissipation of the motor by 75%, and the electromechanical performance is highly coupled, helping to achieve higher fuel-saving performance. Products series include YCHS105T-A05K22, YCHS180T-A0822, YCHS190T-A0822, YCHS200T-K0922, YCHS210T-K0922, YCHS220T-K0922, and YCPD230-A07N22.

(b)
Flywheel Range Extender System

The Yuchai’s flywheel range extension system combines the power source and the power generation unit in the physical structure through a rigid coaxial integration flywheel design and engine crankshaft. This core breakthrough, combined with intelligent coupling control algorithms and multi-scenario adaptive energy management strategies, is the culmination of the evolution of range extenders from split to integrated assembly, which has led to a comprehensive leap in efficiency, reliability and spatial layout. Yuchai’s flywheel range extender products range from 15kW to 550kW, and support a wide range of fuel types, including diesel, natural gas, methanol and hydrogen, including YCRE015T-F1120, YCRE030T-F3020, YCRE065T-F3020, YCRE075-S0420, YCRE100-Y2520, YCRE100C-4A20, YCRE150-A07M20, YCRE170-K08N20, YCRE200-K09LN20, YCRE200-S0720, YCRE250T, K09L20, YCRE280-K12LM20, YCRE300C-6MJ20, YCRE350T-K15N20, YCRE350T-K16LN20, YCRE350T-K16LM20, and YCRE550T-K2020.

(c)
Full Electric Power Systems

Pure electric box drive

For commercial vehicle heavy-duty trucks and non-road mining truck box drives applications, Yuchai Simlan has developed high-speed flat wire motors, reducers and gearbox products. These products use high-overlap gear design, flat wire water cooling technology with aluminum alloy shell. Motor power ranges from 220kW to 270kW, and the maximum efficiency of the system is greater than 96%, with a wide coverage of the high-efficiency area. The gearbox adopts a high synchronized gear design, with a large speed ratio and a maximum output torque of up to 30000N.m; with precise spraying for lubrication to achieve effective cooling under various working conditions. The efficiency of the integrated electric motor transmission gearbox reaches more than 96.5%, and the overall performance of the product is excellent. Products include YCET270-0242, YCET270-1200, YCET280-0242, YCET280-0300, YCET280-0341, YCET280-0342, YCET280T-0242, YCET280T-0300, YCET280T-0342, YCET350T-0242, YCET500T-1232, and YCET660T-0532.

Pure electric axle drive

For commercial vehicle light-duty truck applications, Yuchai Simlan has developed a two-in-one drive system with motor electronic control, with a power range of 35kW to 140kW. The motor with electronic control has a highly integrated design, compact in size, and convenient layout of the vehicle chassis. The highest vibration resistance is 11G, EMC high-voltage conduction meets the requirements of GB 18655 standard Class 3 level, and the electric drive system adopts a co-shell design, which is lighter in weight, enhances its competitiveness. Products include YCEA02035-031, YCEA03035-031, YCEA03050-030, YCEA03050-031, YCEA03070-031, YCEA04070-031, YCEA05090-031, and YCEA07090-032.

For commercial vehicle heavy-duty truck applications, Yuchai Simlan has developed a 13T heavy-duty axle drive system, with a power range of 220kW to 270kW. These products adopt a three-speed shift system. As a result, even under complex working conditions, it can well support the motor to run in a high-efficiency zone, while the transmission assembly lubrication and cooling module enable the axle assembly to effectively lubricate the bearing and reduce the temperature rise in various working condition. Products include YCEA210-0500, YCEA220-0530, YCEA270-0500, and YCEA270-0530.

(d)
Fuel Cell System (“YC FCS”)

Yuchai has developed its highly efficient PEM stack electrolyser for fuel cell battery system as well as its hydrogen generating system. The YC FCS fuel cell systems with 90 to 120kW designed outputs have been installed on public transit fleet city buses for routine operation since late 2023 and clocked a total more than 2.73 million km.

Sales

In 2025, according to CAAM, engine sales for commercial vehicles (excluding gasoline-powered and electric-powered vehicles) in China were approximately 2.4 million units, an increase of 4.5% compared to 2024. Yuchai’s commercial vehicle engine sales in 2025 were 213,324 units, an increase of 42.8% compared to 149,371 units in 2024. Yuchai’s total engine sales in 2025 were 461,309 units, an increase of 29.4% compared to 356,586 units in 2024.

Yuchai’s light-duty engine sales in 2025 were 131,124 units, or 28.4% of total unit sales, compared to 28.5% in 2024, where light-duty engine sales were 101,676 units. Medium-duty engine sales were 188,756 units, or 40.9% of total unit sales, compared to 2024 where sales were 164,986 units, or 46.3% of total unit sales. Heavy-duty engine sales were 110,043 units, or 23.9% of total sales units, compared to 2024 where sales were 76,002 units, or 21.3% of total unit sales.

In 2025, Yuchai sold 24,591 units of natural gas engines compared with 11,279 units sold in 2024.

The following table sets forth a breakdown of Yuchai’s sales by major product category for fiscal years 2023, 2024 and 2025:

	2023			2024			2025
	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold	Revenue	% of Revenue	Unit Sold
	RMB’000			RMB’000			RMB’000
Light-duty engines	1,621,538	9.0%	72,875	2,258,692	11.8%	101,676	2,644,834	10.7%	131,124
Medium-duty engines (1)	5,696,186	31.6%	169,498	5,201,611	27.2%	164,986	5,563,174	22.6%	188,756
Heavy-duty engines (1)	5,552,544	30.8%	62,611	6,417,484	33.6%	76,002	9,755,682	39.6%	110,043
Other products and services (2)	5,145,012	28.6%	8,509	5,225,010	27.4%	13,922	6,662,058	27.1%	31,386
	18,015,280	100.0%	313,493	19,102,797	100.0%	356,586	24,625,748	100.0%	461,309

Notes:

(1)
Includes natural gas engines.
(2)
Includes components and parts, power generator sets, NEV products and others.

Production

Yuchai’s primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. The principal production land area currently occupies approximately 1.8 million square meters, including an existing production factory for all light-, medium- and heavy-duty engine models, a natural gas production facility, a high horse power marine diesel engine and power generator plant, a foundry and various testing and supporting facilities. Yuchai has centralized its production of marine and power generator engines and power generator sets under MGP, following the carve-out of the marine and power generator business and associated assets from Yuchai’s main operating entity to MGP in 2022. For the years ended December 31, 2024 and 2025, the total production capacity of Yuchai (excluding Yuchai Simlan) was approximately 633,000 units each year based on a 2.0 shift five-day week at 80% utilization rate. For the new energy sector, production is managed under Yuchai Simlan and its subsidiaries, primarily located in Nanning City, Guangxi Zhuang Autonomous Region, with an annual production capacity of approximately 30,000 units.

In 2025, we produced 387,766 units of engines. The following table sets forth the breakdown of Yuchai’s production in the Guangxi Zhuang Autonomous Region by major product category for the years ended December 31, 2023, 2024 and 2025:

	2023		2024		2025
	Units	% of Units	Units	% of Units	Units	% of Units
Light-duty engines	70,500	25.5%	93,806	30.2%	106,831	27.6%
Medium-duty engines (1)	142,984	51.7%	134,955	43.4%	151,599	39.1%
Heavy-duty engines (1)	55,167	19.9%	66,061	21.2%	99,119	25.6%
Other products and services (2)	8,042	2.9%	16,153	5.2%	29,991	7.7%
	276,693	100.0%	310,975	100.0%	387,540	100.0%

Notes:

(1)
Includes natural gas engines.
(2)
Includes power generator sets, NEV products and others

In 2024, Yuchai’s wholly-owned subsidiary, Yuchai Machinery Power System (Thailand) Co., Ltd., or Yuchai Thailand, commenced production operations as its first K08 engine from Thailand factory rolled off the production line. Yuchai Thailand expects to produce a range of diesel engines, natural gas engines and new energy power products. Its existing production capacity is 1,000 units, and may be expanded in the future according to market demand.

Procurement

Yuchai manufactures engine blocks, cylinder heads, crankshafts, camshafts and certain other key parts. Third-party suppliers, including related parties, provide the remaining engine parts and components. The production process involves the complete assembly and testing of the finished products. Yuchai’s procurement policy aims to source purchases from more than one supplier. Yuchai is continually seeking to improve its procurement strategy by seeking new suppliers with competitive prices and quality.

Yuchai has progressively reduced its reliance on imported parts and components in recent years, in part due to an increasing number of international suppliers having local manufacturing and logistics capabilities in China. For instance, Yuchai’s fuel combustion equipment and its electronic control systems are purchased from the local factory of an international supplier operating in China.

Engine Block

Yuchai cast and molded more than 400,000 units of engine blocks in 2025, representing a large portion of its engine blocks used in production.

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

Manufacturing Capacity Expansion

Yuchai believes that the current production capacity of all engine lines shall cater for the organic growth of business and its products offering and portfolio. Nevertheless, Yuchai is cautiously evaluating the continuous upgrade and enhancement of manufacturing capabilities in order to meet evolving market demands and expectations. Yuchai also continuously assesses customer experience and refines its production strategies to capture market opportunities. Given the capital-intensive nature of our capacity expansion and its relatively long payback period, Yuchai outsources certain machining processes to external service providers to optimize internal capacity utilization and support incremental expansion, enabling more flexible and efficient scaling.

Research and Development

Yuchai has devoted substantial resources to research and development (“R&D”) to enhance technological capabilities, improve product performance and maintain competitiveness. Its R&D efforts focus primarily on designing new products, improving manufacturing processes and adapting technologies based on evolving market requirements. Yuchai also collaborates with research institutions in China and globally, design consulting firms and engine and components manufacturers to support its technology development efforts. It maintains a dedicated and professional R&D team. Dr. Lin Tiejian, the Chief Engineer of Yuchai was honored in January 2024 with the National Engineer Award for his exceptional contributions to the field of engineering technology in China.

A significant portion of our R&D efforts has been dedicated to ensuring that our product lineup meets evolving environmental mandates. Yuchai has developed a range of products that comply with stringent emission standards, including National VI standards particularly the more stringent National VIb standards for on-road vehicles, as well as Tier 4 standards for off-road machinery. We continue to invest to upgrade our engines for better performance, improved fuel efficiency, and reduced noise, vibration, and harshness.

In the field of new energy, Yuchai has been developing alternative fuel combustion engines, including hydrogen, methanol and ammonia combustion. In September 2023, Yuchai launched the 350hp IE-Power system for heavy-duty tractors, featuring a continuously variable transmission, enhanced maneuverability and performance for heavy-duty tractors and other agricultural machinery. In 2024, Yuchai Simlan commenced small-batch production of a new energy locomotive equipped with the YCK16 500kW range extender. This deployment represents an expansion in the rail transit sector, demonstrating our dedication to promoting the green transformation and upgrading new energy rail transit equipment. With its expertise in the field of hydrogen combustion engines, Yuchai was appointed as a Committee Member of the new Hydrogen Combustion Engine Innovation Consortium division of the China Internal Combustion Engine Society in 2024. In 2025, Yuchai Simlan expanded its product range with the introduction of 270/400kW 13T electric drive axle power system for heavy-duty trucks, 140/230 kW integrated motor and electronic control power system for light trucks, and 350/510kW overload box drive system for heavy-duty trucks.

Yuchai has been actively advancing its new energy strategy through the development and commercialization of alternative fuel and electrified power solutions. It is investing in hydrogen, methanol, and ammonia combustion technologies, while expanding its presence across on-road, off-road, marine, and rail transit applications. Recent initiatives include the launch of integrated electric and hybrid powertrain systems, range extenders, and high-performance engines tailored for heavy-duty vehicles, agricultural machinery, and power generation. Yuchai has also begun commercial deployment of hydrogen-powered engines and achieved regulatory certification for methanol engines, demonstrating tangible progress in low- and zero-emission technologies. These efforts reflect Yuchai’s commitment to driving the green transformation of the transportation and equipment industries through innovation in new energy solutions.

Future Products

Yuchai believes that its long-term business prospects will largely depend upon its ability to develop and commercialize new or improved products with enhanced quality and competitive pricing. Future products may incorporate evolving technologies and may require expertise in markets where Yuchai currently has limited experience. Yuchai intends to continue to work with international design consulting firms and international manufacturers for technological assistance in improving and developing its combustion engine products and new energy systems, and expects such cooperation to continue. Yuchai has participated in collaborations with research institutions and technology providers to advance its new energy technologies, such as fuel-cell systems, and intends to further expand these R&D efforts for its future products.

The development and commercialization of new products and energy solutions generally require significant capital investment, including expenditures on advanced manufacturing equipment and technologies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Competition from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

Intellectual Property

As of December 31, 2025, Yuchai had established a large intellectual property portfolio, consisting of 1,634 invention patents, 2,349 utility model patents, and 15 design patents, as well as 27 patents filed under the Patent Cooperation Treaty for international protection and 260 software copyrights in China. Depending on the type of patent, including international patents, the term of protection is generally 10 or 20 years from the filing date. The term of protection for software copyrights is 50 years from its first publication.

Yuchai’s patent development efforts focus on enhancing product performance, manufacturability and cost competitiveness across its product portfolio. Yuchai’s patents can be broadly categorized into three groups:

•
Structural patents, which focus on fundamental design innovation and refinement of core engine components, including cylinder blocks, cylinder heads, crankshafts, pistons and connecting rods, with an emphasis on high-strength, lightweight solutions;
•
Control patents, which relate to the optimization of engine operation throughout the product life cycle, including fuel injection, power and speed control, cooling and lubrication systems, intake and exhaust management, turbo charging control and error diagnostics; and
•
Process patents, which focus on manufacturing and assembly processes for key components, improving precision, consistency and production efficiency. These include advancements in process parameters and proprietary techniques addressing technical challenges in areas such as precision machining, heat treatment and assembly calibration.

Yuchai seeks to protect its technology and intellectual property through a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality procedures and contractual provisions. Yuchai enters into confidentiality and invention assignment agreements with key R&D personnel, and maintains strict controls over access to its proprietary technologies and information. It has adopted and implemented internal procedures for monitoring and combating the counterfeiting of its products and protecting its intellectual property rights. Externally, it engages third-party service providers to assist it to track and take actions against such illegal counterfeiting of its products.

Yuchai primarily develops its technologies and patents for its own production and sales, while also exploring opportunities to commercialize its technologies and patents in overseas markets. In 2024, Yuchai entered into a comprehensive cooperation agreement with Kim Long Motor Hue, or Kim Long Motor, a subsidiary of Vietnam’s FUTA Group. Under this agreement, Yuchai granted Kim Long Motor technology licensing rights for certain model engine series, which will be manufactured for trucks, buses and other commercial vehicles in Vietnam. Kim Long Motor has exclusive sales rights for these engines in the Vietnam market, along with priority sales rights in other ASEAN countries and South Korea, as well as aftermarket service rights in these regions. These licenses are valid for 15 years, with total licensing fees of US$28 million.

GY owns and maintains the Chinese trademark registrations of the principal marks associated with the “Yuchai” name. Yuchai has entered into trademark license agreements with GY according to which Yuchai has the right to use and sub-license its branch, subsidiaries and joint ventures to use these trademarks. Yuchai believes that the “Yuchai” brand and logo is well recognized as a quality brand in China.

Sales, Marketing and Services

Sales and Marketing

The majority of Yuchai’s engines are sold directly to OEMs and distributors from its primary manufacturing facilities in Yulin City. This centralized model is supported by a network of regional offices in major geographic regions in China. To support its customer base, Yuchai provides technical assistance that includes the dispatch of engineers to provide on-site support and troubleshooting for OEM partners. As of December 31, 2025, Yuchai’s sales and marketing workforce consisted of 945 employees, the significant majority of whom are located in China to facilitate market coverage and customer responsiveness.

China-based OEMs that integrate Yuchai’s engines into their equipment have expanded their sales in overseas markets in recent years. This has led to an increase in on-road vehicles and off-road machinery powered by Yuchai products in overseas markets. We estimate that over one-quarter of Yuchai products sold in the domestic China market were integrated into products sold by China-based OEMs in overseas markets in 2025. To build on this global momentum, Yuchai has increased its marketing efforts in overseas markets. Yuchai has also expanded its service capabilities internationally to provide after-sales and technical support for Yuchai-powered products in overseas markets and promote reliability for end users globally.

A significant portion of our total sales is attributable to our largest customers. In 2025, our sales to our top five customers accounted for 35.5% of our total revenue. Our top customer is a leading automobile manufacturer group in China. In 2025, sales to our top customer as a group accounted for 17.1% of our total revenue. See “Item 4. Information on the Company — B. Business Overview — Competition.”

As part of its credit procedures to control and manage its trade receivables, Yuchai may hold shipments for delivery if customers’ credit positions are not satisfactory or if customers have not made payments for earlier deliveries. There can be no assurance that such credit-controlling measures will successfully control Yuchai’s trade receivables balance, or that they will not adversely affect the future purchasing decisions of Yuchai’s customers. As of December 31, 2025, Yuchai had net trade and bills receivables of RMB 11.0 billion (US$1.6 billion), representing 43.7% of our consolidated current assets.

Yuchai employs a multifaceted approach for marketing, including national and international trade exhibitions, digital media campaigns, and targeted advertisements in industry publications. Yuchai also leverages participation in high-profile events to promote brand awareness. For instance, in 2021, Yuchai introduced its IE-Power smart powertrain system at the China International Agricultural Machinery Exhibition to highlight its innovation in heavy-duty agricultural sector. In 2022, Yuchai’s power generator sets, including a number of 1100kW high-horsepower units, were installed to provide power for the facilities and athlete quarters during the Qatar World Cup. In February 2025, Yuchai provided comprehensive technical support for the 9th Asian Winter Games in Harbin, China, assuming responsibility for the seamless operation of nearly 1,000 event service vehicles equipped with YCK08 and YCS06 engines. In recent years, Yuchai, through its Annual Partner Conference held in Yulin, has engaged with key stakeholders to facilitate strategic collaboration, share operational updates, and strengthen relationships with its suppliers, distribution partners and OEMs.

Export Sales

Most of Yuchai’s products that are exported outside of China are sold indirectly through third-party distributors who purchase them from Yuchai and resell them to end-users in subsequent and separate transactions. Yuchai exports a very small percentage of its products directly outside China. In 2025, Yuchai’s direct export revenue was RMB 391.0 million, representing 1.6% of its total revenue, compared to RMB 301.4 million, representing 1.6% of total revenue in 2024, and RMB 129.1 million, representing 0.7% of total revenue in 2023.

Customer Service

We are committed to building a professional customer service team and standardized customer service processes to provide high-quality services to our customers and the end users of our OEM customers. Yuchai has established a dedicated after-sales service team, providing a comprehensive after-sales service system that includes technical support, product commissioning, repair and maintenance, user operation and maintenance training and skills-enhancement training. Yuchai’s after-sales service team is primarily responsible for receiving and addressing customer complaints, conducting product diagnosis and providing after-sales maintenance and technical support. Yuchai has an extensive network of authorized service stations, providing comprehensive after-sales support with over 6,000 domestic service stations across and more than 500 authorized service stations overseas.

Yuchai’s products are covered by a warranty policy under which the costs of any warranty-related services or repairs are borne by Yuchai and all non-warranty activities are charged to customers. In relation to its products which are under warranty cover, Yuchai’s authorized service stations perform inspections and repairs on its products free of charge according to related warranty policy, to its customers or other end users, and subsequently report and settle the corresponding costs (including the service fees of the authorized service stations) on its customer relationship (CRM) system with such costs borne by Yuchai. Upon expiry of the warranty, our authorized service stations can continue to serve our customers or other end users with the costs borne by the customers or other end users.

Competition

The industry in which we operate is highly competitive and concentrated, and we face intense competition across our product types. We believe that we compete with our competitors for customers and market share on the basis of various factors, including brand recognition, the performance, quality, and reliability of our products, R&D capability, products’ compliance with emission standards, price, scale network, and after-sales service. Yuchai believes that its engines are highly regarded by on-road and off-road OEMs and consumers for leading performance and reliability. In addition, Yuchai believes that its nationwide network of authorized service stations and repair training centers in China provides a competitive advantage in after-sales support.

We compete primarily with major and well-established domestic Chinese and foreign competitors across each of our business and product segments. In certain markets and product categories, our competitors include our customers and their affiliates. In 2025, our sales to our top five customers accounted for 35.5% of our total revenue, with our top customer being a leading automobile manufacturer group in China that also competes with us. Some of Yuchai’s competitors have formed joint ventures with, or have technology assistance arrangements with, international diesel engine manufacturers or engine design consulting firms, and use foreign technology that is more advanced than our technology. We expect competition to intensify as a result of, among other things, improvements in competitors’ products, increased production capacity of competitors, and aggressive pricing strategies. Production capacity in the diesel engine industry has increased over the years, which has further intensified competition. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Competition from other diesel engine manufacturers may adversely affect our financial condition, results of operations, business or prospects.”

The ongoing development of the NEV market and the rapid advancement of new energy technologies may increase competitive pressures on our engine business and reduce demand for traditional diesel engine products. See “Item 3. Key Information — D. Risk Factors — China’s vehicle and machinery industries are increasing their momentum to new energy applications. This may lead to a decrease in demand for our engines, affecting our business volume and profitability.”

The competition landscape has become increasingly challenging in recent years amid China’s economic slowdown and a sluggish real estate market, which have dampened demand for heavy machinery. In addition, increased cost pressures stemming from suppliers facing survival challenges or even closures, lead to higher production costs for Yuchai, while intense market competition limits the ability for Yuchai to adjust sales prices accordingly. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are dependent on our suppliers, some of whom are our single source suppliers for the components they supply.”

Joint Ventures and Strategic Alliances

Yuchai has entered into a number of strategic alliances and joint ventures to support its growth strategy, expand its product offerings and strengthen its competitive position. The following is a summary of Yuchai’s key joint ventures and strategic alliances:

•
Y&C Engine Co., Ltd. (“Y&C”) is a 45% joint venture of Yuchai established in August 2009 with Jirui United Heavy Industry Co., Ltd. (a joint venture owned by China International Marine Containers Group Ltd, Chery Commercial Vehicle (Anhui) Co., Ltd. and other investors) and Shenzhen City Jiusi Investment Management Co., Ltd. Y&C focuses on the production of heavy-duty vehicle engines.
•
MTU Yuchai Power Company Limited (“MTU Yuchai Power”), established in January 2017, is a 50-50 joint venture between our subsidiary, MGP and MTU Friedrichshafen GmbH (“MTU”), a subsidiary of Rolls-Royce Power Systems, for producing the mtu Series 4000 diesel engines for power generation and oil & gas applications primarily for the China market. In 2024, MGP and MTU entered into a second phase of cooperation, expanding MTU Yuchai Power’s production and localization of the mtu Series 4000, and adding new production and sales of the mtu Series 2000 and the Yuchai branded VC series diesel engines, to meet the rapid growth in domestic and overseas power generation markets.
•
Guangxi Purem Yuchai Automotive Technology Co., Ltd. (“Purem Yuchai”) is a 49% joint venture of Yuchai established in December 2018 with Purem International GmbH (formerly known as Eberspaecher Exhaust Technology International GmbH) to produce and market new exhaust emission control systems for trucks, buses, farming equipment and industrial machinery.
•
Yuchai Simlan, Yuchai’s primary platform for new energy development, was formerly a wholly-owned subsidiary of Yuchai and has become an 87.7% owned subsidiary since February 2023 after receiving strategic investments from Nanning Industrial Investment New Energy Automobile Investment Company and another two unrelated investors. Yuchai Simlan engages in R&D activities to build new production capacity for new energy technologies, including fuel cell systems, range extenders, hybrid power and electric drive systems. In January 2025, Yuchai Simlan further expanded its collaboration with industry partners by jointly establishing Core Power Source Technology (JiangSu) Co., Ltd., which aims to operate as an integrator of range extender hybrid systems.
•
Yuchai Xingshunda New Energy Technology Co., Ltd. (“Yuchai Xingshunda”), incorporated in February 2022, is 65% owned by Yuchai Simlan, with Beijing Xing Shun Da Bus Co., Ltd. holding the remaining, and focuses on the development, manufacturing and sale of fuel cell powertrain systems and core fuel cell power system components for the Beijing, Tianjin and Hebei markets.

•
Suzhou Yuxing Automobile Technology Co., Ltd. (“Suzhou Yuxing”) was established in May 2022 by Yuchai’s subsidiary, Guangxi Yuchai Machinery Sales and Marketing Development Co., Ltd., (“YMMC”), together with other engine services partners, to provide vehicle performance monitoring, vehicle and engine maintenance and repairs solutions for vehicles using Yuchai engines and engines of other brands. As a result of changes in its shareholding structure, YMMC’s equity interest in Suzhou Yuxing increased from 30% to 45% in 2024, and further increased to 54% in 2025. Suzhou Yuxing has developed its customer base of large-scale fleet operators, such as logistic group companies, and has expanding its business network across China through the establishment of subsidiaries and partnerships with local strategic partners.
•
Guangxi Yufu Technology Co., Ltd. is a 51% subsidiary of and established in February 2025 by Yuchai’s wholly-owned subsidiary, Guangxi Yuchai Exhaust Technology Co., Ltd. with its supplier, Lotusfairy Power Technologies Corporate, for the production of intelligent urea pumps for engines.
•
Guangxi Yuchai Precision Mould Technology Co., Ltd was established in October 2025 by Yuchai’s wholly owned subsidiary, Guangxi Yuchai Mould Equipment Company Limited (“YMEC”) and Liuzhou Bohao Machinery Co., Ltd. (“Bohao”). YMEC holds a 63.83% equity interest and remaining 36.17% is owned by Bohao. The company focuses on the production of stamping die and stamping vehicle components for new energy vehicles.
•
Guangxi CIMC Yusheng Supply Chain Technology Co., Ltd. (“Yusheng”) is established in December 2025 by Yuchai’s subsidiary, YMMC, with Guangxi Southern CIMC Logistics Equipment Co., Ltd. (“CIMC”). YMMC and Guangxi CIMC hold 34% and 66% equity interests, respectively. The incorporation of Yuchai is part of Yuchai’s efforts to improve its warehousing and logistics management and operational efficiency. During the transition period prior to the completion of Yuchai’s intelligent warehousing and logistics upgrades, Yusheng will undertake Yuchai’s existing logistics activities and, thereafter, will serve as a platform to provide logistics and warehousing services to Yuchai group of entities.
•
Nanyue Diankong (Hengyang) Industrial Technology Company Limited is a national high-tech enterprise specializing in fuel injection systems, including common rail systems, unit pumps and mechanical pumps used in powertrain applications. In December 2025, Yuchai acquired a 27.97% equity interest in the company.

The HLGE Group

As of February 27, 2026, we had a 49.1% interest in the outstanding ordinary shares of HLGE. See “Item 5. Operating and Financial Review and Prospects — Business Expansion and Diversification Plan.” HLGE is listed on the Main Board of the Singapore Exchange. HLGE’s share price on the Singapore Exchange closed at S$0.455 on February 27, 2026. The core businesses of the HLGE Group are that of hospitality operations and property development.

The HLGE wholly owns Copthorne Hotel Cameron Highlands (“CHCH”) in Cameron Highlands (Malaysia). CHCH is situated at the highest accessible point of Cameron Highlands, Malaysia, with 269 guest rooms and suites. Located next to the hotel, there is a Tudor-styled resort, where 51 units have been leased by the hotel from the owners of the resort for use by its guests. The resort comprises self-contained low- and high-rise apartment suites and each suite is equipped with a living room, a kitchenette and a balcony. To maintain its competitiveness, HLGE carries out renovation programs at CHCH from time to time as required.

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

C.
Organizational Structure

The following chart illustrates the organizational structure of the Company and Yuchai as of February 27, 2026 and is based on information generally known to the Company or otherwise disclosed in filings made with the SEC (see also “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders”). This chart depicts the Company’s significant subsidiaries only. See Exhibit 8.1 for more information on the particulars of the Company’s subsidiaries.

D.
Property, Plant and Equipment

Yuchai’s headquarters and primary manufacturing facilities are located in Yulin City in the Guangxi Zhuang Autonomous Region. Yuchai has the right to use approximately two million square meters of land, which is used primarily for production and employee housing. The principal production land area currently occupies approximately 1.8 million square meters, including the production factories and warehouses for all light-, medium- and heavy-duty engine models, a natural gas testing facility, a high horse power marine diesel engine and power generation engine plant, foundries, and various testing and supporting facilities. Yuchai also has production and assembly facilities for new energy products in Nanning, Guangxi Zhuang Autonomous Region, and Wuxi in Jiangsu Province. In addition, Yuchai leases a number of regional sales offices in China. For the year ended December 31, 2023, 2024 and 2025, the total production capacity of Yuchai in Yulin City, Guangxi Zhuang Autonomous Region, was approximately 633,000 units each year, based on a 2.0 shift five-day week at 80% utilization rate. Yuchai performs periodic maintenance and upgrading of production facilities. Yuchai also commits a significant portion of its annual capital expenditure for maintenance and upgrading to meet safety and production requirements. Yuchai is potentially exposed to varying environmental or natural disaster risks and could experience business interruptions, damage to its facilities and loss of life, all of which could have a material adverse effect on Yuchai’s business, financial condition and results of operations. See “— B. Business Overview — Products and Key Product Development — Yuchai — Production.”

E.
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

We are subject to Chinese national and local environmental protection regulations, which currently impose environmental protection tax for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production. Yuchai has set up a sewage disposal system that meets national environmental discharge standards to process polluted water generated during production. In accordance with applicable regulations, sewage processing data and results of sewage treatment will be uploaded in real time to an online platform operated by the Ecology and Environment Department of the Guangxi Zhuang Autonomous Region. Polluted water will only be discharged upon confirmation that it meets the national standards. Yuchai delivers solid waste products to qualified third-party waste disposal sites for disposal and makes payments in respect thereof.

For recyclable waste such as foundry sand, third-party disposal sites with qualification would be engaged for recycling treatment to reduce waste of resources. In addition, Yuchai has also built treatment and filter systems for dust, fumes, panting and noise, respectively, to reduce the pollution resulting from Yuchai’s production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems. See “Item 3. Key Information — D. Risk Factors — Risk Related to our Business and Industry — We are subject to increasingly stringent policies and regulations related to the environment, climate change, and employee health and safety.”

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

During the fiscal years ended December 31, 2023, 2024 and 2025, our main business has been our 76.4% ownership interest in Yuchai. As a result, our financial condition and results of operations have depended primarily upon Yuchai’s financial condition and results of operations.

Overview

The Chinese economy maintained a stable GDP growth of 5% in 2025. According to CAAM, the total industry unit sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) increased by 4.5% year-over-year (“YoY”) to 2.4 million units in 2025.

At Yuchai, total number of engines sold in 2025 increased by 29.4% YoY to 461,309 units, compared with 356,586 units in 2024. Our on-road engine sales outperformed the overall truck and bus markets in 2025, reporting 42.8% growth in both truck and bus combined. Our off-road segments continued to deliver unit growth of 13.0% YoY, with both industrial and marine and genset unit sales growth of more than 24% YoY despite lower agricultural engine unit sales. Our gross profit increased by 44.3% to RMB 4.1 billion (US$587.6 million) from RMB 2.8 billion in 2024. Gross margin increased to 16.5% from 14.7% in 2024. The increase was mainly attributable to higher unit sales volume, a change of sales mix with higher unit sales of heavy-duty and high-horsepower engines, and continuing cost reduction initiatives.

Total R&D expenditures, including capitalized costs, were RMB 1.5 billion (US$220.4 million) in 2025 compared with RMB 1.2 billion in 2024. During the year, Yuchai continued its initiatives to enhance the engine efficiency and performance of its National VI and Tier-4 emission standards compliant engines and power generation engines for data centers and marine applications, while also advancing its new energy solutions. Our joint ventures witnessed significant improvements, mainly driven by higher profits of 18.8% at MTU Yuchai Power and increased profits at Purem Yuchai. Yuchai’s gains contributed to a 66.3% rise in net profit attributable to China Yuchai’s shareholders, reaching RMB 537.4 million (US$77.6 million) compared with RMB 323.1 million in 2024. This growth translates to an increase in earnings per share to RMB 14.32 (US$2.07) for 2025, compared to RMB 8.21 for 2024.

Demands for power and marine propulsion are accelerating the shift to more advanced engines. Surging AI and data‑center workloads require stronger power‑generation solutions. Sales of combined MTU Yuchai Power and Yuchai-branded high horsepower engines to data centers exceeded 2,000 units in 2025, up from 750 units in 2024.

In parallel with these developments, we continue to expand our capabilities in new energy technologies. Yuchai established Yuchai Simlan in 2021 as its primary platform for the development of new energy power systems and products. In 2023, Yuchai Simlan established its own wholly-owned subsidiary, Cynland Hyentech, to focus on the development of hydrogen fuel cells and stacks, as well as the assembly of fuel cell systems and powertrains. Through Yuchai Simlan and Cynland Hyentech, we continue to invest and develop new energy power systems and products for both on- and off-road vehicles and equipment. These initiatives demonstrate our commitment to advancing new energy technologies, reducing carbon emissions, and promoting environmental sustainability.

To enhance operational efficiency and support long-term growth, Yuchai has executed a series of strategic restructuring initiatives in recent years. We established Guangxi SKY Cloud Technology Co., Ltd., to develop proprietary operating systems with enhanced data analytics capabilities for smart and connected solutions applicable to a wide range of vehicles and machinery. We have also streamlined our specialized business segments by consolidating our marine and power generator businesses including the MTU Yuchai Power JV under MGP. In addition, we carved out certain existing businesses into specialized entities, including Yuchai Foundry Co., Ltd. to enhance operational control, foster innovation and optimize resource allocation.

We continue advancing our globalization efforts. In 2024, Yuchai Thailand commenced production operations for diesel and natural gas engines. During the same year, Yuchai entered into a strategic cooperation agreement with Kim Long Motor Hue, or Kim Long Motor, a subsidiary of Vietnam’s FUTA Group, to provide technology know-how, component supply and related support, and services for the construction of an engine manufacturing factory at Kim Long Motor’s designated site in Vietnam. We are also expanding our international sales and support offices, as we believe potential international partnerships will strengthen our global reach. Our strategy remains focused on serving multiple end markets with a growing and increasingly diversified product portfolio.

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

On January 13, 2012, our wholly-owned subsidiary, Grace Star Services Limited (“Grace Star”) transferred 24,189,170 Series B redeemable convertible preference shares of HLGE (the “Trust Preference Shares”) to Amicorp Trustees (Singapore) Limited (the “Trustee”) pursuant to a trust deed entered into between HLGE and the Trustee (the “Trust”). The Trust Preference Shares were mandatorily converted into 24,189,170 new ordinary shares in the capital of HLGE (the “Trust Shares”) on January 16, 2012, resulting in our shareholding interest in HLGE decreasing from 49.4% to 48.1%. On April 4, 2012, as a result of the conversion of all the outstanding Series A redeemable convertible preference shares held by our wholly-owned subsidiaries, VDL and Grace Star, into new ordinary shares in the capital of HLGE, our shareholding interest in HLGE increased from 48.1% to 48.9%. In November 2025, Grace Star acquired 200,000 ordinary shares of HLGE, resulting in our shareholding interest in HLGE increasing from 48.9% to 49.1%.

The Trust Shares are accounted for as treasury shares by HLGE as they are issued by HLGE and held by the Trust, which is considered as part of HLGE. As a result, based on the total outstanding ordinary shares of HLGE net of the Trust Shares, our shareholding interest in HLGE is stated as 50.4% for accounting purposes in the Company’s consolidated financial statements for the year ended December 31, 2025. However, these Trust Shares are not regarded as treasury shares under the Singapore Companies Act, Chapter 50, and the Trustee has the power, inter alia, to vote or abstain from voting in respect of the Trust Shares at any general meeting of HLGE in its absolute discretion and to waive its right to receive dividends in respect of the Trust Shares as it deems fit. Accordingly, based on the total outstanding ordinary shares of HLGE including the Trust Shares, our shareholding interest in HLGE is 49.1% as of December 31, 2025 and February 27, 2026. We consolidate the results of HLGE as a subsidiary of our Company. See Note 1.3 to the accompanying consolidated financial statements in Item 18.

A.
Operating Results

The selected consolidated statement of financial position data as of December 31, 2024 and 2025, and the selected consolidated statement of profit or loss data set forth below for the years ended December 31, 2023, 2024 and 2025 are derived from our audited consolidated financial statements included in this Annual Report. The selected consolidated statement of financial position data as of December 31, 2023 are derived from our audited consolidated financial statements included in our Annual Report for the year ended December 31, 2024 on Form 20-F filed with the SEC on April 25, 2025. Our consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024, and 2025 have been prepared in conformity with IFRS Accounting Standards.

We currently own, through six of our wholly-owned subsidiaries, 76.4% of the outstanding shares of Yuchai. Our ownership interest in Yuchai is our main business asset. As a result, our financial condition and results of operations depend primarily upon Yuchai’s financial condition and results of operations, and the continued implementation of the Reorganization Agreement, as amended by the Cooperation Agreement. We also have a 49.1% interest in the outstanding ordinary shares of HLGE.

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$(1)
	(in thousands, except per share data)
Consolidated Statement of Profit or Loss Data:
Revenue	18,046,349	19,133,575	24,661,772	3,562,398
Cost of sales (2)	(15,502,876)	(16,315,074)	(20,594,125)	(2,974,825)
Gross profit (2)	2,543,473	2,818,501	4,067,647	587,573
Research and development expenses	(876,578)	(984,659)	(1,351,607)	(195,240)
Selling, general and administrative expenses (2)	(1,499,808)	(1,812,526)	(2,071,102)	(299,171)
Other operating income, net	442,362	575,658	445,947	64,417
Operating profit	609,449	596,974	1,090,885	157,579
Share of results of associates and joint ventures, net of tax	62,078	101,548	111,063	16,043
Finance costs	(100,175)	(77,982)	(61,765)	(8,922)
Profit before tax	571,352	620,540	1,140,183	164,700
Income tax expense	(148,496)	(128,798)	(329,682)	(47,623)
Profit for the year	422,856	491,742	810,501	117,077
Attributable to:
Equity holders of the Company	285,518	323,055	537,390	77,626
Non-controlling interests	137,338	168,687	273,111	39,451
Basic and diluted earnings per share attributable to equity holders of the Company (RMB/US$ per share)	6.99	8.21	14.32	2.07
Profit for the year per share (RMB/US$ per share)	10.35	12.50	21.60	3.12
Weighted average number of shares	40,858	39,326	37,518	37,518
Selected Consolidated Statement of Financial Position Data:
Working capital (3)	7,105,273	7,290,726	7,075,924	1,022,119
Property, plant and equipment	3,553,601	3,418,243	3,525,131	509,206
Trade and other receivables	8,458,624	9,416,461	11,658,569	1,684,083
Total assets	25,757,618	27,048,094	31,958,501	4,616,412
Trade and other payables (4)	9,408,479	10,465,519	14,645,602	2,115,560
Short-term and long-term loans and borrowings	2,540,294	2,509,800	2,020,020	291,792
Non-controlling interests	2,949,097	3,134,940	3,314,658	478,803
Issued capital	2,081,138	2,081,138	2,081,138	300,621
Treasury shares	—	(285,561)	(285,561)	(41,249)
Equity attributable to equity holders of the Company	9,226,528	9,164,625	9,580,961	1,383,972

(1)
The Company’s functional currency is US dollar and its reporting currency is Renminbi. The functional currency of Yuchai is Renminbi. Translation of amounts from Renminbi to US dollar is solely for the convenience of the reader. Translation of amounts from Renminbi to US dollar has been made at the rate of RMB 6.9228 = US$1.00, the rate quoted by the PBOC at the close of business on February 27, 2026. No representation is made that the Renminbi amounts could have been, or could be, converted into US dollar at that rate or at any other rate prevailing on February 27, 2026 or any other date. The rate quoted by the PBOC at the close of business on December 31, 2025 was RMB 7.0288 = US$1.00.
(2)
Our management reclassified assurance-type warranty expenses from selling, general and administrative expenses to cost of sales for the year ended December 31, 2024. The comparative figures for the full year ended December 31, 2023 have been adjusted to conform with the 2024 presentation.
(3)
Current assets less current liabilities.
(4)
Inclusive of non-current other payables.

2025 compared to 2024

Revenue for 2025 was RMB 24.7 billion (US$3.6 billion) compared with RMB 19.1 billion in 2024, an increase of 28.9%. The total number of engines sold by Yuchai in 2025 was 461,309 units compared with 356,586 units in 2024, representing an increase of 104,723 units, or 29.4%. Truck and bus engine unit sales rose by 42.8%, compared with overall vehicle market sales growth of 4.5% for 2025 (according to CAAM data, excluding gasoline- and electric-powered vehicles). Total truck engine unit sales rose by 50.7%, compared with overall truck market unit sales growth of 5.9% YoY (according to CAAM data). Off-road engine unit sales increased by 13.0%, with both industrial and marine and power generator sets unit sales growing more than 24% to offset lower agricultural engine unit sales.

Cost of sales consisted of direct material costs, direct labor costs, and direct and indirect production overheads such as wages, depreciation and amortization, warranty expenses and freight charges.

Gross profit was RMB 4.1 billion (US$587.6 million) in 2025, an increase of 44.3% from RMB 2.8 billion in 2024. Gross profit margin was 16.5% in 2025 compared with 14.7% in 2024. The increase was mainly due to higher unit sales volume, a change of sales mix with higher unit sales of heavy-duty and high horsepower engines, and continuing cost reduction initiatives.

Other operating income, net was RMB 445.9 million (US$64.4 million) in 2025, a decrease of 22.5% from RMB 575.7 million in 2024. This was primarily due to lower bank interest income and reduced government grants.

R&D expenses increased by 37.3% to RMB 1.4 billion (US$195.2 million), compared with RMB 984.7 million in 2024, primarily driven by higher experimental costs, increased personnel expenses, and impairments related to fuel cell development. Yuchai continued with its initiatives to enhance the engine efficiency and performance of its engines compliant with National VI and Tier-4 emission standards, and power generation engines for data centers and marine applications, while also advancing its new energy solutions. Total R&D expenditure, including capitalized costs, was RMB 1.5 billion (US$220.4 million), representing 6.2% of the revenue in 2025, compared with RMB 1.2 billion, or 6.2% of the revenue in 2024.

SG&A expenses increased by 14.3% to RMB 2.1 billion (US$299.2 million), representing 8.4% of the revenue in 2025, compared with RMB 1.8 billion, or 9.5% of the revenue in 2024. This was mainly due to higher personnel expenses and consultancy fees, as well as increased after-sales and service expenses that partially offset lower accounts receivable provisions.

As a result, operating profit increased by 82.7% to RMB 1.1 billion (US$157.6 million), compared with RMB 597.0 million in 2024. The operating margin was 4.4%, up from 3.1% in 2024.

Finance costs decreased by 20.8% to RMB 61.8 million (US$8.9 million) from RMB 78.0 million in 2024, primarily due to lower bank term loans.

The share of financial results of the associates and joint ventures increased by 9.4% to income of RMB 111.1 million (US$16.0 million), compared with income of RMB 101.5 million in 2024. The improvement was mainly driven by higher profits of 18.8% at MTU Yuchai Power, and increased profits at Purem Yuchai, partially offset by lower profits at Y&C.

Profit before tax was RMB 1.1 billion (US$164.7 million) in 2025 compared with RMB 620.5 million in 2024.

Income tax expense increased by 156.0% to RMB 329.7 million (US$47.6 million), compared with RMB 128.8 million in 2024. The tax increase was driven by higher profits in 2025 as compared with 2024, and higher deferred tax expenses.

As a result of the foregoing factors, profit for the year was RMB 810.5 million (US$117.1 million) in 2025 compared with RMB 491.7 million in 2024, representing an increase of 64.8%.

Net profit attributable to our shareholders increased by 66.3% to RMB 537.4 million (US$77.6 million), compared with RMB 323.1 million in 2024.

2024 compared to 2023

Revenue for 2024 was RMB 19.1 billion compared with RMB 18.0 billion in 2023, an increase of 6.0%. The total number of engines sold by Yuchai in 2024 was 356,586 units compared with 313,493 units in 2023, representing an increase of 43,093 units, or 13.7%, primarily due to higher sales in the truck, bus, industrial and marine and power generation markets. Stronger performance in truck and bus engine sales was achieved despite a 2.6% year-over-year decrease in sales of commercial vehicles (excluding gasoline- and electric-powered vehicles) in 2024 as reported by CAAM.

Cost of sales consisted of direct material costs, direct labor costs, and direct and indirect production overheads such as wages, depreciation and amortization, warranty expenses and freight charges.

Gross profit was RMB 2.8 billion in 2024, an increase of 10.8% from RMB 2.5 billion in 2023. Gross profit margin was 14.7% in 2024 compared with 14.1% in 2023. The increase in gross margin was mainly attributable to higher revenue from higher unit sales volume, and continuing cost reduction initiatives, partially offset by greater labor and overhead expenses.

Other operating income, net was RMB 575.7 million in 2024, an increase of 30.1% from RMB 442.4 million in 2023. The increase was mainly due to higher government grants, higher rebate on value-added taxes, and recognition of technology licensing fees.

R&D expenses increased by 12.3% to RMB 984.7 million in 2024 compared with RMB 876.6 million in 2023, mainly attributable to higher mold costs and impairment of a discontinued R&D project. We continued with our initiatives to enhance the efficiency and performance of our National VI and Tier-4 emission standards compliant engines with marine and power generation applications, while advancing new energy solutions. In 2024, total R&D expenditures, including capitalized costs, were RMB 1.2 billion, compared with RMB 1.1 billion in 2023, representing 6.2% of the revenue compared with 5.9% in 2023.

SG&A expenses were RMB 1.8 billion in 2024, representing 9.5% of the revenue, compared with RMB 1.5 billion, representing 8.3% of the revenue in 2023. This increase was mainly due to higher allowance for expected credit loss on trade receivables, and higher travelling, personnel and selling expenses compared with 2023.

As a result, operating profit decreased by 2.0% to RMB 597.0 million in 2024 from RMB 609.4 million in 2023. Operating margin was 3.1% in 2024 compared with 3.4% in 2023.

Finance costs decreased by 22.2% to RMB 78.0 million in 2024 from RMB 100.2 million in 2023.

The share of financial results of the associates and joint ventures was an income of RMB 101.5 million in 2024 compared with an income of RMB 62.1 million in 2023. The improvement was mainly driven by higher profits at MTU Yuchai Power. Additionally, Y&C Engine and Purem Yuchai achieved profitability in 2024 compared to a loss last year.

Profit before tax was RMB 620.5 million in 2024 compared with RMB 571.4 million in 2023.

Income tax expense in 2024 was RMB 128.8 million compared with RMB 148.5 million in 2023.

As a result of the foregoing factors, profit for the year was RMB 491.7 million in 2024 compared with RMB 422.9 million in 2023, representing an increase of 16.3%.

Net profit attributable to our shareholders increased by 13.1% to RMB 323.1 million compared with RMB 285.5 million in 2023.

Impact of Inflation and Foreign Currency Fluctuations

The average annual inflation in China per CPI for 2025 remained flat compared with 2024, according to the National Bureau of Statistics. The results of our operations may be affected by inflation, particularly rising prices for parts and components, labor costs, raw materials and other operating costs. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If prices of energy, raw materials or components increase, it may adversely affect our profitability or cause us to suffer operating losses.”

Substantially all of our revenues and operating expenses are generated by our Chinese operating subsidiaries and are denominated in Renminbi. With our continued increasing international sales and overseas expansion, any inflation and foreign currency fluctuations may adversely affect the results of our operations.

Seasonality

Historically, Yuchai’s results of operations in the first and second quarters of calendar years were typically marginally higher than in the third and fourth quarters of the corresponding year. However, this seasonal trend has not always been consistent and may not be materialized during periods of extraordinary events, such as the COVID period in 2021 and 2022. There are no strict rules governing sales trend in the dynamic market where we operate, and customer purchasing pattern may change based on various factors including government policies, incentives, and market conditions. Any change in these factors may affect the seasonal trend as it has occurred in the past. As a result, cash generated from operations may also be subject to some seasonal variation.

B.
Liquidity and Capital Resources

Our primary sources of cash are funds from operations generated by Yuchai, as well as debt financing obtained by us. Our revenues are substantially generated by Yuchai and its subsidiaries, our Chinese operating companies, and are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account” which includes dividends, trade and service-related foreign exchange transactions. However, conversions for dividend payment are subject to bank review and validation in accordance with the PRC regulatory and procedural requirements. The Renminbi is not currently freely convertible under the “capital account” which includes, among other things, foreign direct investment and overseas borrowings by Chinese entities. Some of the conversions between Renminbi and foreign currency under the capital account are subject to regulatory oversight and may require SAFE registration or approval. As a result, there is no material restriction on the ability of the Chinese subsidiaries to transfer funds to Yuchai. However, certain funds transfers from Yuchai to us, such as capital reductions, liquidation proceeds, and external debt repayments, may be subject to bank review or SAFE registration. See “Item 3. Key Information — D. Risk Factors — General Risk Factors — We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. Regulations in China regarding currency conversion could limit our ability to obtain sufficient foreign currency to satisfy our foreign currency requirements or to pay dividends to shareholders.”

Our primary cash requirements are for working capital, capital expenditures for production capacity expansion and new product developments, dividend payments and other operational requirements. We believe that our sources of liquidity are sufficient for our operational and working capital requirements over the next twelve months from December 31, 2025. However, under the current market conditions, there can be no assurance that our business activity will be maintained at the expected level to generate the anticipated cash flows from operating activities. If the current market conditions deteriorate, we may experience a decrease in demand for our products, resulting in our cash flows from operating activities being lower than anticipated. If our cash flows from operations are lower than anticipated, we may need to obtain additional financing which may not be available on favorable terms, or at all. Other factors which may affect our ability to generate funds from operations include increased competition, fluctuations in customer demand for our products, our ability to collect and control our level of accounts receivable, the financial health of our customers, the status of our investment in Yuchai under Chinese law and the implementation of the Reorganization Agreement and the Cooperation Agreement. See “Item 4. Information on the Company — A. History and Development of the Company — Reorganization Agreement.”

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

As of December 31, 2025, we had approximately RMB 7.9 billion (US$1.1 billion) in cash and bank balances on a consolidated basis. We believe that if we are considered on a stand-alone basis without our investment in Yuchai, we would find it difficult to raise new capital (either debt or equity) on our own.

We expect that cash generated from operations should provide us with sufficient financial flexibility to satisfy future bank obligations, capital expenditures and projected working capital requirements. However, at certain times, cash generated from operations is subject to seasonal fluctuations. As our business continues to grow, we will also require additional funds for increased working capital requirements and to fund our continued business expansion plans. We expect to fund our working capital requirements primarily from funds from operations generated by Yuchai and, to the extent that is insufficient, from bank borrowings, discounting of bills receivable, follow-on equity offerings, accounts receivable factoring or other financing activities by Yuchai.

The following table summarizes the key elements of our cash flows for the last three years:

	For Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	1,226,038	779,416	2,718,305	392,660
Net cash (used in)/from investing activities	(113,256)	113,101	(274,357)	(39,631)
Net cash used in financing activities	(33,742)	(526,635)	(828,035)	(119,610)
Net increase in cash and cash equivalents	1,079,040	365,882	1,615,913	233,419
Cash and cash equivalents at January 1	4,451,489	5,544,376	5,915,916	854,555
Effect of exchange rate changes on balances in foreign currencies	13,847	5,658	(106)	(15)
Cash and cash equivalents at December 31	5,544,376	5,915,916	7,531,723	1,087,959

In 2025, net cash provided by operating activities was RMB 2.7 billion (US$392.7 million). The inflow was mainly derived from operating income of RMB 2.4 billion (US$351.4 million) and cash generated from working capital of RMB 486.5 million (US$70.3 million). The net cash outflow from working capital was mainly due to higher trade and other payables, partially offset by higher trade and other receivables and higher inventories. We settled our income tax liability by a cash payment of RMB 200.9 million (US$29.0 million). In 2024, net cash provided by operating activities was RMB 779.4 million. The inflow was mainly derived from operating income of RMB 1.8 billion, partially offset by cash used for working capital requirements of RMB 887.6 million. The net cash outflow from working capital was mainly due to higher trade and other receivables, partially offset by higher trade and other payables. The Group settled its income tax liability by a cash payment of RMB 113.4 million. In 2023, net cash provided by operating activities was RMB 1.2 billion. The inflow was mainly derived from operating income of RMB 1.4 billion, partially offset by cash used for working capital requirement of RMB 23.1 million. We settled our income tax liability by a cash payment of RMB 109.9 million.

In 2025, net cash used in investing activities was RMB 274.4 million (US$39.6 million). The outflow was mainly due to the purchase of property, plant and equipment of RMB 483.1 million (US$69.8 million), additional investment in associates of RMB169.9 million (US$24.5 million) and spending on technology development of RMB 164.3 million (US$23.7 million), partially offset by proceeds received from government grants of RMB 258.9 million (US$37.4 million), dividend received from a joint venture of RMB 100.0 million (US$14.4 million), interest received of RMB 97.2 million (US$14.0 million) as well as withdrawal of fixed deposits from banks (net of placement) of RMB 80.2 (US$11.6 million). In 2024, net cash from investing activities was RMB 113.1 million. The inflow was mainly due to the receipt of RMB 217.6 million for proceeds from disposal of a subsidiary in 2023 (excluding RMB 13.4 million, or US$1.9 million which was restricted in use as retention money) and proceeds from government grants of RMB 228.8 million, partially offset by purchase of property, plant and equipment of RMB 360.2 million and spending on technology development of RMB 185.0 million. In 2023, net cash used in investing activities was RMB 113.3 million. The outflow was mainly due to the purchase of property, plant and equipment of RMB 237.8 million, spending on technology development of RMB 169.6 million, partially offset by proceeds from government grants of RMB 257.4 million.

In 2025, net cash used in financing activities was RMB 828.0 million (US$119.6 million). The outflow was primarily due to net repayment of borrowings (net of proceeds from borrowings) of RMB 489.8 million (US$70.7 million) and dividend payment of RMB 248.9 million (US$35.9 million). In 2024, net cash used in financing activities was RMB 526.6 million. The outflow was primarily due to payment of RMB 285.6 million for our share buyback plan, dividend payment of RMB 177.8 million and payment for finance costs of RMB 75.1 million. In 2023, net cash used in financing activities was RMB 33.7 million. The outflow was primarily due to dividend payment of RMB 115.2 million and payment for finance costs of RMB 96.3 million, partially offset by proceeds from borrowings (net of repayment) of RMB 198.9 million.

In relation to cash management, it is our practice to consider various financing options so as to minimize financing costs. The cash generated from operations is used for working capital, capital expenditures, dividend payments and other operational requirements.

Our working capital as of December 31, 2025 was RMB 7.1 billion (US$1.0 billion) compared with RMB 7.3 billion as of December 31, 2024.

As part of our business strategy, we seek opportunities to invest in China domestic manufacturers of diesel engine and new energy parts and components, as well as strategic partners in other related powertrain solution businesses. We may make such investments and acquisitions with funds provided by operations, future debt or equity financing or a combination thereof.

Capital Expenditures

Our capital expenditures are primarily for expanding and upgrading existing production facilities in order to comply with engine emission standards, enhance production flow, strengthen safety measures, improve testing capability, improve environment control, increase warehousing capacity and support other routine upgrading and replacement. Capital expenditures for building new facilities are part of Yuchai’s ongoing efforts to develop new products and to improve the efficiency and performance of existing products.

Our capital expenditures were RMB 348.5 million, RMB 537.9 million and RMB 724.6 million (US$104.7 million) in 2023, 2024 and 2025, respectively. These expenditures were used primarily for expanding and upgrading Yuchai’s production capacity and for technology development for new engines. As our business continues to grow, we will require additional funds for capital expenditures. As of December 31, 2025, we had committed capital expenditures of RMB 465.7 million (US$67.3 million) for upgrading existing facilities and building new facilities. We expect to continue funding our capital expenditures primarily from funds generated by Yuchai’s operations and, to the extent that is insufficient, from bank loans and other financing activities by Yuchai. Yuchai’s ability to obtain financing is limited by regulations in China. Additional capital contributions to Yuchai by us would be subject to filing with the relevant State Administration for Market Regulation. Any borrowing of foreign debt by Yuchai may be subject to registration or approval with the PRC authorities.

Contractual and Other Obligations

The following table sets forth information on payments related to our material contractual obligations for the periods indicated as of December 31, 2025:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB
	(in millions)
Loans and borrowings (1)	2,036.9	2,016.7	20.2	—
Lease liabilities (1)	85.3	37.3	33.7	14.3
Capital expenditures (2)	465.7	303.5	162.2	—
Total	2,587.9	2,357.5	216.1	14.3

(1)
Includes contractual interest payments.
(2)
The timing of the payment will depend on the actual progress of work.

Indebtedness

As of December 31, 2025, we had outstanding bank borrowings of RMB 2.0 billion (US$291.8 million), all of which were incurred by Yuchai.

Yuchai has established banking relationships with a number of domestic Chinese banks, each of which will review Yuchai’s loan applications on a case-by-case basis. From time to time, we may also decide to refinance our indebtedness. As of December 31, 2024, Yuchai had a bank borrowing which was secured by bills receivables. As of December 31, 2025, all bank borrowings are unsecured and denominated in Renminbi. The majority of these borrowings have a tenor of one year, and bear a fixed interest rate of approximately 2.0%.

In addition, CYI has credit facilities granted by banks in Singapore amounted to RMB 542.5 million (US$75.6 million), all of which remained undrawn as of December 31, 2025.

Details of CYI’s credit facilities granted by banks in Singapore are as follows:

•
On February 10, 2025, we entered into an agreement with Sumitomo Mitsui Banking Corporation Singapore Branch for uncommitted revolving credit facilities with tenors of one, three or six months in US dollars and/or Singapore dollars, with an aggregate value not exceeding US$30.0 million. The facility may be used to finance the Company’s general working capital requirements. Among other things, it requires that Hong Leong Asia owns beneficially at least 7,290,000 of the issued and paid-up shares and retained ownership of the special share in the Company and that the Company remains a subsidiary of Hong Leong Asia. It also includes financial covenants requiring our consolidated tangible net worth (as defined in the agreement) as of June 30 and December 31 of each year not to be less than US$200 million and the ratio of our consolidated total net debt (as defined in the agreement) to consolidated tangible net worth as of June 30 and December 31 of each year not to exceed 2.0 times, as well as negative pledge provisions and customary drawdown requirements.
•
On June 25, 2021, we entered into a revolving credit facility agreement with DBS Bank Ltd. of Singapore with an uncommitted aggregate value of S$30.0 million. This facility may be used to finance our general working capital requirements. Among other things, it requires that at all times (i) CYI owns directly or indirectly at least 76.4% ownership in Yuchai; (ii) Hong Leong Asia retains ownership of the special share, owns directly or indirectly at least 35% ownership in CYI and that CYI remains a subsidiary of Hong Leong Asia; and (iii) HLGE remains listed on the Main Board of Singapore Exchange. It also includes certain financial covenants requiring our consolidated tangible net worth (as defined in the agreement) not to be less than US$400 million, and the ratio of our consolidated total debt (as defined in the agreement) to consolidated tangible net worth not to exceed 1.0 time.
•
On August 18, 2023, we entered into an agreement with MUFG Bank Ltd, Singapore Branch for multi-currency short-term loan credit facilities with an uncommitted aggregate amount of S$30.0 million. The facility may be used to finance our general working capital requirements. Among other things, it requires that at all times (i) Hong Leong Asia maintains legal and beneficial ownership of at least 7,290,000 of the issued and paid-up shares and retains ownership of the special share in CYI; (ii) CYI remains a consolidated subsidiary of Hong Leong Asia; (iii) CYI owns directly or indirectly at least 76.4% ownership in Yuchai; and (iv) HLGE remains listed on the Main Board of Singapore Exchange. It also includes certain financial covenants requiring our tangible net worth (as defined in the agreement) not to be less than US$120 million at all times and the ratio of our total net debt (as defined in the agreement) to tangible net worth not to exceed 2.0 times at all times, as well as negative pledge provisions and customary drawdown requirements.

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

Off-Balance Sheet Arrangements

As of December 31, 2024 and 2025, outstanding bills receivable discounted with banks for which Yuchai had retained a recourse obligation amounted to RMB 1.0 billion and RMB 869.2 million (US$125.5 million), respectively. These bills receivables were received from customers in settlement for their purchases. Yuchai discounted these bills receivables to fund its operations, as and when required.

As of December 31, 2024 and 2025, outstanding bills receivable endorsed to suppliers for which Yuchai had retained a recourse obligation amounted to RMB 1.4 billion and RMB 2.8 billion (US$402.0 million), respectively. The bills receivables received from customers can be endorsed to suppliers as a form of settlement of Yuchai’s purchase for production materials.

C.
Research and Development, Patents and Licenses

See “Item 4. Information on the Company — B. Business Overview — Research and Development.”

D.
Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Executive Officers of the Company

Our Bye-Laws require that our Board of Directors shall consist of eleven members so long as the special share is outstanding. As of February 27, 2026, there were nine members serving on our Board of Directors. Pursuant to the rights afforded to the holder of the special share, Hong Leong Asia had nominated Messrs. Gan Khai Choon, Kwek Leng Peck, Stephen Ho Kiam Kong, Hoh Weng Ming and Wong Hong Wai to the Board. Mr. Li Hanyang and Ms. Jiang Fei were nominated by Coomber Investments Limited. Our directors are appointed or elected, except in the case of casual vacancy, at the annual general meeting or at any special general meeting of shareholders and hold office until the next annual general meeting of shareholders or until their successors are appointed or their office is otherwise vacated.

Our directors and executive officers as of February 27, 2026 are identified below.

Name	Position	Year First Elected or Appointed Director or Officer
HOH Weng Ming (1)(4)	President and Director	2011
GAN Khai Choon (1)(4)	Director	1995
KWEK Leng Peck (1)(2)	Director	1994
STEPHEN HO Kiam Kong	Director	2020
LI Hanyang (1)	Director	2021
JIANG Fei (1)	Director	2025
NEO Poh Kiat (1)(2)(3)	Independent Director	2005
XIE Tao (1)(2)(3)	Independent Director	2019
WONG Hong Wai (3)	Independent Director	2023
LOO Choon Sen(1)	Chief Financial Officer	2021
Conyers Corporate Services (Bermuda) Limited	Secretary	2015

(1)
Also a Director of Yuchai.
(2)
Member of the Compensation Committee.
(3)
Member of the Audit Committee.
(4)
Also a Director of HLGE.

Mr. Hoh Weng Ming is the President and a Director of the Company, as well as a Director of Yuchai and HLGE. With over 40 years of professional experience across Singapore, Malaysia, New Zealand, Hong Kong and China, Mr. Hoh brings a wealth of regional expertise to his roles. He was previously the Financial Controller of the Company from 2002 to 2003, the Chief Financial Officer of the Company from 2008 to 2011 and the Chief Financial Officer of Hong Leong Asia from 2011 to 2013. Prior to that, he had worked in various roles with companies including Johnson Electric Industrial Manufactory Limited. Mr. Hoh has a Bachelor of Commerce Degree majoring in Accountancy from the University of Canterbury, Christchurch and a Master of Business Administration from Massey University (both in New Zealand). He is a Chartered Accountant in New Zealand and a Fellow Member of the Hong Kong Institute of Certified Public Accountants.

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

Mr. Li Hanyang is a Director of the Company and the Chairman of Yuchai’s Board. He is also the Chairman of GY (the second major shareholder of the Company). Mr. Li started his career with Yuchai as a production preparation section chief in 1993 and was gradually promoted to a deputy general manager of Yuchai in 2000. He was transferred to GY in 2002 and since then he has served in various managerial positions including chief engineer, director, chairman and party secretary of the GY Group. Mr. Li holds a Bachelor’s degree in Mechanical Design and Manufacturing from Tsinghua University and an MBA degree from Huazhong University of Science and Technology.

Ms. Jiang Fei was appointed as a Director of the Company and Yuchai on December 23, 2025 and November 27, 2025, respectively. She started her career at Yuchai and has accumulated over 23 years of experience across various positions, including marketing specialist and supervisor, assistant to the department head and the deputy department head of the Marketing and Sales Department, and director of the Executive Office. She currently serves as Chairman Assistant, overseeing multiple departments, including Legal & Compliance and Branding & Publicity. She is also the Secretary of the Party Committee of Yuchai and the Chairman of the Yuchai’s Labor Union. Ms. Jiang Fei holds an MBA degree in Business Administration from Sun Yat-sen University and a Bachelor of Management in Marketing Management from Zhongyuan University of Technology.

Mr. Neo Poh Kiat is an Independent Director of the Company and Yuchai. In January 2026, he was appointed as a Non-Executive Director of MGP. Mr. Neo has been an Independent Director of ValueMax Group Limited, a Singapore-listed company, since January 2022. Prior to this, Mr. Neo was an Independent Director of CapitaLand China Trust Management Limited from April 2017 to October 2025. Between August 1976 and January 2005, he held various senior managerial positions with companies in the DBS Bank group and United Overseas Bank Ltd. Mr. Neo holds a Bachelor of Commerce Degree (Honors) from Nanyang University, Singapore. Our Board of Directors has determined that Mr. Neo is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

Mr. Xie Tao is an Independent Director of the Company and Yuchai. He also serves an Independent Director of Zhejiang Wanfeng Auto Wheel Co., Ltd. and a Non-Independent Non-Executive Director of Shanghai Vico Precision Mold & Plastics Co., Ltd., a publicly listed company in China. Mr. Xie has more than 30 years of experience in corporate management and financial advisory, including mergers and acquisitions, corporate finance and transaction services. He has spent a majority of his career with PricewaterhouseCoopers (PwC) for nearly 23 years as a lead partner of the Advisory practice in PwC China and as the Senior Partner of Corporate Finance serving on the Executive Board of the China, Singapore and Hong Kong member firms of PwC. From 2012 and 2014, he served as a partner at Ernst & Young and later Deloitte, leading transaction services and corporate finance business. Mr. Xie holds a Bachelor’s degree in Physics from Beijing University in China and was a member of the UK Chartered Association of Certified Accountants. Our Board of Directors has determined that Mr. Xie is independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with him.

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

Mr. Loo Choon Sen joined the Company as the Chief Financial Officer in June 2021 and was appointed as a Director of Yuchai in November 2021. Mr. Loo has over 20 years of financial leadership experience. He started his career as an external auditor with Baker Tilly and moved on as the Financial Controller for a subsidiary of a company listed on the Kuala Lumpur Stock Exchange, based out of Papua New Guinea. He joined Cameron International Corporation, a US multinational company listed on the NYSE, where he held various positions since 2001, including as Director of Financial Services for Asia Pacific & Middle East based out of Singapore and Director of Finance for Canada, based out of Edmonton, Canada. After Schlumberger Limited (SLB), a US multinational company listed on the NYSE, acquired Cameron International Corporation in 2016, he became the Director of Finance for SLB’s Cameron Product Lines for Asia Pacific & Middle East spanning 15 countries in the region. Prior to his current role, he was the Head of Finance with TechnipFMC, a US multinational company listed on NYSE covering the Asia Pacific region. Mr. Loo holds a Bachelor of Commerce degree in Finance and Accounting from Curtin University of Technology and is a Certified Practising Accountant in Australia.

Conyers Corporate Services (Bermuda) Limited, previously known as Codan Services Limited was appointed as the Secretary of the Company on January 28, 2015.

Each of our directors is appointed or elected, except in the case of casual vacancy, at our annual general meeting or at any special general meeting of shareholders and holds office until the next annual general meeting of shareholders or until his or her successor is appointed or his or her office is otherwise vacated.

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

Compensation Committee

The members of the Compensation Committee are Messrs. Kwek Leng Peck (Chairman), Neo Poh Kiat and Xie Tao. The Compensation Committee reviews our general compensation structure as well as reviews, recommends or approves executive appointments and remuneration, subject to ratification by our Board of Directors and supervises the administration of our employee benefit plans, including our 2025 Equity Incentive Plan (as defined herein).

Directors and Executive Officers of Yuchai

According to Yuchai’s Articles of Association, the Board of Directors of Yuchai shall consist of 13 members. As of February 27, 2026, there were 13 members elected to and serving on Yuchai’s Board of Directors. Yuchai’s Articles of Association entitle us (as the indirect holder of the Foreign Shares), through our six wholly-owned subsidiaries, to designate nine Directors and entitle the Chinese shareholders to designate four Directors. These nomination rights were acknowledged and confirmed by Yuchai as part of the terms of the Reorganization Agreement. Pursuant to the terms of the Reorganization Agreement, Yuchai’s Board of Directors has been reconstituted with the Company entitled to elect nine of Yuchai’s 13 directors, again reaffirming the Company’s right to effect all major decisions relating to Yuchai. Pursuant to and subject to the conditions in the Shareholders Agreement described under “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” and by virtue of the special share, Hong Leong Asia is entitled to designate five of the nine Yuchai Directors designated by us. Pursuant to the Shareholders Agreement and our Bye-Laws, the Yuchai Directors designated by us will vote as a block in accordance with the vote of the majority of such Directors. As part of the terms of the Reorganization Agreement, Yuchai affirmed our continued rights, as Yuchai’s majority shareholder, to direct the management and policies of Yuchai through Yuchai’s Board of Directors.

Yuchai’s directors and executive officers as of February 27, 2026 are identified below.

Name	Position in Yuchai	Year First Elected or Appointed Director or Officer
LI Hanyang (1)	Chairman of the Board of Directors	2021
HOH Weng Ming (1)	Deputy Chairman of the Board of Directors	2008
KWEK Leng Peck (1)	Director	2005
GAN Khai Choon (1)	Director	2007
NEO Poh Kiat (1)	Independent Director	2008
XIE Tao (1)	Independent Director	2019
JIANG Fei (1)	Director	2025
CHEN Hai	Director and General Manager	2026/2025
SHEN Guang	Director	2023
LI Kaiguo	Independent Director	2023
LOO Choon Sen	Director	2021
ANG Tiong Ing	Director	2024
ZHONG Yuwei	Director and Deputy General Manager	2024/2021
SU Minghong	Chief Accountant	2025
WANG Limin	Deputy General Manager	2015
TAN Guirong	Deputy General Manager	2015
LIANG Heping	Deputy General Manager	2021
CAI Xiaohong	Deputy General Manager	2017
YAO Huaxiong	Deputy General Manager	2018
CHEN Long	Deputy General Manager	2024
LAI Tak Chuen Kelvin (2)	Chief Business Controller seconded to Yuchai	2011
TAY Hui Boon Kelly (2)	Financial Controller seconded to Yuchai	2008

(1)
Also a Director of the Company.
(2)
Secondee of the Company, whose salaries and expenses are paid by the Company.

For information about Messrs. Li Hanyang, Hoh Weng Ming, Kwek Leng Peck, Gan Khai Choon, Neo Poh Kiat, Xie Tao, Loo Choon Sen and Ms. Jiang Fei, see “Item 6. Directors, Senior Management and Employees — A. Directors and Executive Officers of the Company.”

Mr. Chen Hai was appointed as the General Manager (formerly titled “President”) and a Director of Yuchai in November 2025 and February 2026, respectively. He previously served as a Deputy General Manager and Senior Quality Controller of Yuchai from 2021. He holds a Bachelor’s degree from Wuhan University of Technology and a Master’s degree of Engineering from Hunan University.

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

Mr. Zhong Yuwei was appointed as a Director of Yuchai in January 2024. He has been serving as a Deputy General Manager of Yuchai since May 2021. He is also the Chairman of Yuchai Simlan Technology Co., Ltd., an 87.7% owned subsidiary of Yuchai. He holds a Bachelor’s degree in Internal Combustion Engineering from Tsinghua University.

Ms. Su Minghong was appointed as the Chief Accountant of Yuchai in August 2025. She joined Yuchai in 2006. She previously served as the Head of Finance Department of Yuchai since May 2022 after working as a Deputy Head of Finance Department from December 2018. She holds a Master’s degree in Business Administration from Sun Yat-sen University.

Dr. Wang Limin has been serving as a Deputy General Manager of Yuchai since 2015. He holds a Bachelor’s degree in Vehicle Engineering from Hubei Automotive Industrial College and a PhD in Advanced Manufacturing from Tianjin University.

Mr. Tan Guirong has been serving as a Deputy General Manager since 2015. He holds a Master’s degree in Business Administration from Huazhong University of Science and Technology.

Mr. Liang Heping has been serving as a Deputy General Manager of Yuchai since May 2021. He has been serving as General Manager in Y&C since January 2010. Mr. Liang holds a Bachelor’s degree in Thermal Power Machinery from Tongji University and a Master’s degree in Business Administration from Tsinghua University.

Mr. Cai Xiaohong has been serving as a Deputy General Manager of Yuchai since December 2017 after serving as Senior Quality Controller from October 2016. He holds a Diploma in Engineering Machinery in Guangxi Hydropower College.

Mr. Yao Huaxiong has been serving as a Deputy General Manager of Yuchai since June 2018. Before assuming this role, he was the Head of Technology of Yuchai from December 2016 to November 2018. Mr. Yao holds a Bachelor’s degree in Engineering from Jilin University in China.

Mr. Chen Long was appointed a Deputy General Manager of Yuchai in November 2024 after serving as Assistant General Manager of Yuchai from September 2019. He holds a Bachelor’s degree in Economics from Tsinghua University and a Master’s degree in Business Administration from Guangxi University.

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

Yuchai’s management consists of a Chairman, a General Manager (formerly titled “President”), several Deputy General Managers (formerly titled “Vice President”), and other senior officers designated by its Board of Directors, as well as senior managers and officers designated by us. Yuchai’s management handles daily operations and implements the corporate policies under the direction and guidance of its Board of Directors.

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

We provide certain management, financial planning, internal audit services, internal control testing, IFRS Accounting Standards training, business enhancement consulting and other services to Yuchai and we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer, Senior Vice President of Operations and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, travel frequently for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and decision-making process. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Corporate Structure — Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement.”

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

The Company and Yuchai entered into supplemental agreements in 2020, 2021 and 2023, respectively, pursuant to which Yuchai paid an additional management fee of RMB 3 million to the Company for each of the fiscal years 2020, 2021 and 2022 in respect of additional management services provided by the Company and the associated higher human resource costs. In light of the GYMCL Group and the continued increase in costs, the Company and Yuchai subsequently entered into further supplemental agreement in September 2023, June 2025 and November 2025, respectively, pursuant to which Yuchai agreed to pay the Company an additional management fee of RMB 6 million for each of the fiscal years 2023, 2024 and 2025.

Remuneration and Pensions

The total fees paid to the Directors (other than Directors appointed to an executive office) for performing their services as Directors must not exceed US$250,000 each year or such lesser amount as our Board of Directors may determine. The Directors may decide such sum to be divided among them, except that any Director holding office for part of a year shall, unless otherwise agreed, be entitled to any proportionate part of the remuneration. Our shareholders may by ordinary resolution increase the amount of the fees payable to the Directors. Our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$540,000 for the fiscal year 2022 at our annual general meeting held on August 7, 2023 and from US$250,000 to US$552,384 for the fiscal year 2023 at our annual general meeting held on August 7, 2024. At our annual general meeting held on July 8, 2025, our shareholders approved the increase in the limit of the Directors’ fee from US$250,000 to US$700,000 for the fiscal year 2024. For the fiscal year 2025, and subject to shareholders’ approval at the annual general meeting, we will pay an annual director fee of US$70,000 to each Director (pro-rated accordingly if a director resigns, retires or assumes the position during the year) other than whom is also the President of the Company, and an annual service fee of US$60,000 and US$40,000 to the Chairman and each of the members of the Audit Committee, respectively.

Our Board of Directors may grant special remuneration to any Director who, being called upon, shall render any special or extra services to or at the request of the Company. Such special remuneration may be paid to such Director in addition to or in substitution for his ordinary remuneration as a Director and may be payable by way of a lump sum, participation in profits or as otherwise determined by our Board of Directors. For the fiscal year 2025, our Board of Directors approved a special remuneration of US$70,000 to be paid to one of our Directors.

Save for legally mandated contributions on behalf of our employees, our Board of Directors does not provide pensions or other benefits to any Director, officer or former Director or officer, or any of their family members or dependents.

Benefits

The aggregate amount of compensation paid to all directors and executive officers of the Company and Yuchai during 2025 was approximately RMB 103.9 million (US$15.2 million).

There are no benefits to be provided to the directors of the Company or Yuchai upon their termination of employment. For more details, see also “Item 6. Directors, Senior Management and Employees — B. Compensation — Remuneration and Pensions.”

C.
Board Practices

Please see “Item 6. Directors, Senior Management and Employees – A. Directors and Executive Officers of the Company” for more details.

D.
Employees

As of December 31, 2023, 2024 and 2025, we had 8,177, 8,930 and 9,189 employees, respectively. Set out below is the breakdown of the number of our employees by geographical location of work:

As of December 31,	Singapore	PRC	Others	Total
	Number of employees
2023	15	8,036	126	8,177
2024	15	8,802	113	8,930
2025	15	9,049	125	9,189

Yuchai provides its employees with a fixed base salary and performance-based bonus, and participates in defined contribution plans as legally mandated under applicable Chinese laws. See Note 8.4 to the accompanying consolidated financial statements in Item 18 for more details. Yuchai also provides its employees meal subsidies and medical insurance, and certain employees receive additional housing subsidies. For the fiscal year 2025, the total annual salary and bonus, contribution to defined contribution plans and other benefits to Yuchai’s employees were RMB 2.2 billion (US$321.5 million). Yuchai, on a periodic basis, enters into a collective agreement with the union which represents all of its employees. Under the agreement, Yuchai and the union maintain a cooperative framework designed to support Yuchai’s operations. Yuchai supports the union’s activities by providing necessary resources and funding. Yuchai has not experienced any material work stoppages and considers employee relations to be good.

E.
Share Ownership

The directors and executive officers of the Company do not currently own any shares of common stock, but certain directors, officers and employees of the Company have been awarded share options under our 2025 Equity Incentive Plan (as defined herein).

China Yuchai International Limited 2014 Equity Incentive Plan

The China Yuchai International Limited 2014 Equity Incentive Plan (the “2014 Equity Incentive Plan”) was approved and adopted by the Board of Directors of the Company on May 10, 2014 and approved by the Company’s shareholders on July 4, 2014. The 2014 Equity Incentive Plan expired in May 2024 after its ten (10) years duration.

China Yuchai International Limited 2025 Equity Incentive Plan

The China Yuchai International Limited 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”) was approved and adopted by the Board of Directors of the Company on May 16, 2025 and approved by the Company's shareholders on July 8, 2025. The 2025 Equity Incentive Plan takes effect on May 16, 2025.

The purpose of the 2025 Equity Incentive Plan is to provide eligible directors and employees of the Group with an opportunity to participate in the equity of the Company through the grant of Awards (as defined in the 2025 Equity Incentive Plan, including share options, restricted stock and stock payments), so as to motivate greater dedication and loyalty and to reward, retain and incentivize employees who are in positions of substantial responsibility and whose contributions are important to the successful conduct of the Group’s business.

The 2025 Equity Incentive Plan is substantially similar to the expired 2014 Equity Incentive Plan. The following paragraphs describe the principal terms of the 2025 Equity Incentive Plan.

Plan Administration

The Compensation Committee has full power and authority, in its sole discretion, to administer, implement and carry out the 2025 Equity Incentive Plan, including, without limitation, (i) selecting grantees from the individuals eligible to receive Awards, the time when Awards will be granted, the number of Awards and the number of shares of common stock covered by each Award; (ii) determining the terms and conditions of each Award grant; (iii) approving the forms of agreement for use under the 2025 Equity Incentive Plan; (iv) establishing, adopting, or revising any rules and regulations to administer the 2025 Equity Incentive Plan; and (v) taking any and all other action as it deems necessary or advisable for the operation or administration of the 2025 Equity Incentive Plan and the Awards thereunder.

Shares Reserved for the Equity Incentive Plan

Subject to certain adjustments set forth in the 2025 Equity Incentive Plan, the total number of our shares available for grant and issuance pursuant to the 2025 Equity Incentive Plan from time to time will be 1,800,000 shares of common stock. Any shares distributed pursuant to an Award under the 2025 Equity Incentive Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares (subject to applicable laws) or shares purchased on the open market. If any shares subject to an Award are forfeited, canceled or expire or such Award is settled for cash (in whole or in part) for any reason, such shares will, to the extent of such forfeiture, cancellation, expiration or cash settlement, again become available for grant and issuance in connection with future Awards under the 2025 Equity Incentive Plan. Under the terms of the 2025 Equity Incentive Plan, the maximum number of shares of common stock that may be subject to one or more awards granted to any one person during any calendar year is 300,000.

Eligibility

Subject to the conditions set forth in the 2025 Equity Incentive Plan, any person, including directors, officers and employees of the Company or any of its subsidiaries who are in positions of substantial responsibility and whose contributions are important to the successful conduct of the Group’s business are eligible to be granted Awards.

Share Options

Each share option granted under the 2025 Equity Incentive Plan will be evidenced by a written award agreement. In order to accept any option, the optionee must pay consideration of US$1 per Award. The exercise price of options is set by the Compensation Committee at the time the option is granted and should not be less than the fair market value of the common stock subject to the option on the date the option is granted and the par value of the common stock. For the purpose of the 2025 Equity Incentive Plan, fair market value means the average closing trading price of a common stock over the three trading days immediately preceding the applicable grant date. The options may vest based on performance or other criteria and, at any time after the grant of an option, the Compensation Committee may, in its sole discretion, accelerate the vesting of such option. The term of share options may not exceed ten years from the date of grant.

As of December 31, 2025, there are 820,000 options outstanding under the 2025 Equity Incentive Plan and the number of share options granted to the directors and executive officers of the Company is set out in the following table.

Name	Options Granted	Exercise Price (US$/Share)	Grant Date	Expiration Date
HOH Weng Ming	150,000	$26.03	August 9, 2025	August 9, 2035
GAN Khai Choon	50,000	$26.03	August 9, 2025	August 9, 2035
KWEK Leng Peck	50,000	$26.03	August 9, 2025	August 9, 2035
STEPHEN HO Kiam Kong	50,000	$26.03	August 9, 2025	August 9, 2035
LI Hanyang	200,000	$35.36	December 2, 2025	December 2, 2035
NEO Poh Kiat	50,000	$26.03	August 9, 2025	August 9, 2035
XIE Tao	50,000	$26.03	August 9, 2025	August 9, 2035
WONG Hong Wai	50,000	$26.03	August 9, 2025	August 9, 2035
LOO Choon Sen	40,000	$26.03	August 9, 2025	August 9, 2035
	690,000

Restricted Stock

The Compensation Committee is authorized to grant shares subject to various restrictions, including restrictions concerning voting rights and transferability, and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Compensation Committee. The grant of restricted stock and stock payments must be at a purchase price to be established by the Compensation Committee but in any event, no less than US$1 per Award. Subject to the conditions set forth in the 2025 Equity Incentive Plan, upon issuance of restricted stock, the holder shall have, unless otherwise provided by the Compensation Committee, all the rights of a shareholder with respect to said shares, subject to the restrictions in each individual award agreement, including the right to receive all dividends and other distributions paid or made with respect to the shares; provided, however, that, in the sole discretion of the Compensation Committee, any extraordinary or special dividends or distributions with respect to the shares shall be subject to the restrictions set forth in the 2025 Equity Incentive Plan.

Stock Payments

The Compensation Committee is authorized to make stock payments, which may, but are not required to, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable. The grant of stock payments must be at a purchase price to be established by the Compensation Committee but in any event, no less than US$1 per Award. The terms and conditions (including, without limitation, the number or value of shares) of any stock payment shall be determined by the Compensation Committee and may be based on the holder’s duration of employment or service with Company, the Company’s performance, individual performance or other criteria selected by the Compensation Committee, at one time or from time to time, periodically or otherwise. Unless otherwise provided by the Compensation Committee, a holder of a stock payment shall have no rights as a shareholder with respect to such stock payment until such time as the shares underlying the Award have been issued.

Non-transferability

Awards granted under our 2025 Equity Incentive Plan are generally not transferable during the lifetime of the award holder.

Amendment, Suspension and Termination of the 2025 Equity Incentive Plan

The Compensation Committee or the Board of Directors of the Company may, at any time terminate, and from time to time may amend or modify the 2025 Equity Incentive Plan; provided, however, that no amendment or modification may become effective without approval of the amendment or modification by the shareholders of the Company if (a) shareholder approval is required to enable the 2025 Equity Incentive Plan to satisfy any applicable statutory or regulatory requirements or (b) the Company, on the advice of counsel, determines that shareholder approval otherwise is necessary or desirable. No amendment, modification or termination of the 2025 Equity Incentive Plan shall in any manner adversely affect any Awards theretofore granted under the 2025 Equity Incentive Plan without the consent of the holders or the permitted transferee(s) of such Awards, subject always to applicable laws. No Awards may be granted or awarded during any period of suspension or after termination of the 2025 Equity Incentive Plan.

Duration of the Plan

The 2025 Equity Incentive Plan shall terminate on the date that is ten (10) years from the effective date, unless earlier terminated. Awards outstanding at the time of the 2025 Equity Incentive Plan’s termination may continue to be exercised in accordance with their terms and shall continue to be governed by and interpreted consistent with the terms of the 2025 Equity Incentive Plan.

Equity Incentive Plans of Subsidiaries

The Guangxi Yuchai Machinery Company Limited Equity Holding Scheme (the “Yuchai Equity Scheme”) and the Guangxi Yuchai Marine and Genset Power Co., Ltd Incentive Scheme (the “MGP Incentive Scheme”, and together with the Yuchai Equity Scheme, the “Schemes”) were approved by the shareholders of Yuchai and became effective on June 20, 2024. Participants of the Yuchai Equity Scheme are employees (who may also be directors) within the Yuchai group of entities (other than MGP and its subsidiaries), and participants of the MGP Incentive Scheme are employees (who may also be directors) of MGP and its subsidiaries. Pursuant to the Schemes, the registered capital of MGP was increased by an aggregate of RMB 28 million, corresponding to 6.54% of the enlarged registered capital of MGP (the “MGP Interest”), for subscription by three partnership vehicles established by the participants at a price of RMB 2.96 per RMB 1 of MGP’s registered capital. Following the awards of the MGP Interest, Yuchai’s equity interest in MGP decreased from 100% to 93.46% and the Company’s effective equity interest in MGP decreased from 76.4% to 71.4%.

In 2025, Yuchai’s interest in MGP increased by 0.55% following the acquisition of a Partnership Interest from a participant who withdrew from the Yuchai Equity Scheme, such that the Group’s effective interest in MGP increased from 71.4% to 71.8% as of December 31, 2025. The ownership of the acquired Partnership Interest remains subject to the terms of the Yuchai Equity Scheme.

In addition, our subsidiary, Guangxi SKY Cloud Technology Co., Ltd. (“Sky Cloud”) adopted the Guangxi SKY Cloud Technology Co., Ltd. Equity Incentive Plan (the “Sky Cloud Equity Plan”) on March 21, 2025, in order to motivate and incentivize employees who play a vital role in its long-term growth. Under the Sky Cloud Equity Plan, Sky Cloud’s registered capital will be increased by an aggregate of RMB 1.25 million, corresponding to a 20% interest of the enlarged registered capital of Sky Cloud (the “Sky Cloud Interest”), for subscription by separated partnership vehicles established by selected employees, directors and senior officers of Sky Cloud. The Sky Cloud Interest is to be granted in two phases: Phase One, amounting to an aggregate of RMB 1,080,002, was granted in April 2025 at a subscription price of RMB 1 per RMB 1 registered capital, reducing Yuchai’s equity interest in Sky Cloud from 100% to 82.24%. The remaining Sky Cloud Interest under Phase Two is to be granted by June 30, 2027, at a subscription price of 80% of the latest audited net assets value or RMB 1 (whichever is higher) per RMB 1 registered capital.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our shares of common stock as of December 31, 2025 by all persons who are known to us to own 5% or more of the outstanding shares of common stock.

Beneficial ownership is determined in accordance with rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes equity shares issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, all information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the equity shares shown as beneficially owned. The share numbers and percentages listed below are based on 37,518,322 shares of common stock outstanding as of December 31, 2025 (excluding 3,339,968 shares held as treasury shares).

Identity of Person or Group	Number	Percentage
Hong Leong Asia Ltd (1)	18,270,965	48.70%
Coomber Investments Limited (2)	7,537,160	20.09%

(1)
Hong Leong Asia is currently the beneficial owner of and exercises control over the special share and 18,270,965 shares or 48.70% of the outstanding shares of our common stock, excluding treasury shares, held by its wholly-owned subsidiaries, HL Technology and Well Summit Investments Limited. See also “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Shareholders Agreement.” Other than as described under “Item 3. Key Information — D. Risk Factors — Risks related to Corporate Structure — We may experience a change of control as a result of sale or disposal of shares of our common stock by our controlling shareholders” and “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — The Special Share,” we are not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.
(2)
Information based on the Schedule 13D filed with the SEC on February 26, 2025 by Coomber, Goldman Industrial Ltd., GY, State-owned Assets Supervision and Administration Commission of the People’s Government of Guangxi Zhuang Autonomous Region, Guangxi Beitou Heying Industrial Investment Partnership (Limited Partnership), Guangxi Industrial Investment and Development Co., Ltd. and the State-owned Assets Supervision and Administration Commission of the People’s Government of Yulin City, according to which each of the foregoing entities may be deemed to share voting and dispositive power with respect to the 7,537,160 shares of our common stock held directly by Coomber.

As of February 28, 2026, there were 22,597,335 shares of our common stock, or 55.31% of the total number of issued shares of 40,858,290 (including 3,339,968 shares held as treasury shares), held of record by 9 holders with registered addresses in the United States.

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

Other Transactions

We provide certain management, financial planning, internal audit services, internal control testing, IFRS Accounting Standards training, business enhancement consulting and other services to Yuchai and we have a team working full-time at Yuchai’s principal manufacturing facilities in Yulin city. In addition, the President, Chief Financial Officer, Senior Vice President of Operations and a manager proficient in Section 404 of Sarbanes-Oxley Act of 2002, or SOX, travel frequently for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and decision-making process. Pursuant to a management services agreement and a consulting services agreement, we charge a total of US$1.0 million per annum to Yuchai for these services. In consideration of the increase of management services as well as higher human resource costs incurred to provide services to Yuchai, the Company entered into supplemental agreements with Yuchai on a yearly basis from 2019 to 2022, for an additional management fee of RMB 3 million per annum paid by Yuchai to the Company. The Company and Yuchai executed a supplemental agreement in March 2023 in respect of an additional management fee of RMB 3 million for the year 2022. In September 2023, the Company and Yuchai entered into a supplemental agreement in respect of an additional management fee of RMB 6 million for the fiscal year 2023.

During the fiscal year 2025, certain affiliates of Hong Leong Asia charged us RMB 3.6 million (US$0.5 million) for certain general and administrative expenses such as insurance premium, corporate secretarial services, office rental, professional and consultancy fees and miscellaneous office expenses.

During the fiscal year 2025, Yuchai entered into agreements with the GY Group (including its affiliates) and with Yuchai’s associates and joint ventures for, in particular, sales of engines and parts to the GY Group, purchase of parts, supplies and engines from the GY Group, and other business relating to, among other things, hospitality, lease of assets, property management services, and delivery, storage, distribution and handling services. For further details on our business transactions with related parties, please see Note 30 to our consolidated financial statements in Item 18.

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

ITEM 8. FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

Other than as set forth below, neither we nor any of our consolidated subsidiaries are currently involved in any material legal or arbitration proceedings that we believe may have, or have had in the recent past, significant effects on our financial position or profitability.

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

Any determination by the Company to declare a dividend will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations and other relevant factors. The following table sets forth a five-year summary of dividends we have paid to our shareholders as well as dividends paid to us by Yuchai:

Fiscal Year	Dividend paid by the Company to its shareholders in the fiscal year (per share)			Dividend paid/payable by Yuchai to the Company for the fiscal year (in thousands)
2021	US$	1.70	(1)	RMB	151,796	(2)
2022	US$	0.40	(3)	RMB	115,654	(4)
2023	US$	0.28	(5)	RMB	155,411	(6)
2024	US$	0.38	(7)	RMB	191,553	(8)
2025	US$	0.53	(9)	RMB	307,207	(10)

(1)
On June 10, 2021, we announced a dividend of US$1.70 per ordinary share amounting to a total of US$69.5 million for the fiscal year 2020. The dividend was paid in cash to our shareholders on July 8, 2021.
(2)
The dividend declared by Yuchai for the fiscal year 2021 was paid and received by us in July 2022. For the dividend paid for the fiscal year 2021, the total amount paid to us was in Renminbi.
(3)
On June 23, 2022, we announced a dividend of US$0.40 per ordinary share amounting to a total of US$16.3 million for the fiscal year 2021. The dividend was paid in cash to our shareholders on July 15, 2022.
(4)
The dividend declared by Yuchai for the fiscal year 2022 was paid and received by us in July 2023. For the dividend paid for the fiscal year 2022, the total amount paid to us was in Renminbi.
(5)
On July 18, 2023, we announced a dividend of US$0.28 per ordinary share amounting to a total of US$11.4 million for the fiscal year 2022. The dividend was paid in cash to our shareholders on August 7, 2023.
(6)
The dividend declared by Yuchai for the fiscal year 2023 was paid and received by us in June 2024. For the dividend paid for the fiscal year 2023, the total amount paid to us was in Renminbi.
(7)
On August 7, 2024, we announced a dividend of US$0.38 per ordinary share amounting to a total of US$14.3 million for the fiscal year 2023. The dividend was paid in cash to our shareholders on August 28, 2024.
(8)
The dividend declared by Yuchai for fiscal year 2024 was paid and received by us in June 2025. The dividend for fiscal year 2024 paid to us was in Renminbi.
(9)
The cash dividend of US$0.53 per ordinary share amounting to a total of US$19.9 million for fiscal year 2024 was paid to our shareholders on July 7, 2025.
(10)
The dividend declared by Yuchai for fiscal year 2025 has been approved by Yuchai’s shareholders on February 27, 2026 and will be paid to us within one month after Yuchai’s audited financial statements for fiscal year 2025 are approved by its shareholders.

Under the share buyback plan adopted on June 7, 2024, the Company has repurchased a total of 3,339,968 shares, and as of December 31, 2025, the 3,339,968 shares are held as treasury shares by the Company. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” Pursuant to Section 42B(11) of the Companies Act 1981 (as amended) of Bermuda, no dividend or other distribution of a company’s assets shall be paid or made to the company in respect of shares held by the company as treasury shares. As such, shares repurchased by the Company under the share buyback plan and held by the Company as treasury shares are and will be excluded from the payment of the Company’s dividend.

B.
Significant Changes

Except as otherwise disclosed in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements and/or since the date of the most recent interim financial statements, if any, included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

Since December 16, 1994, our common stock has been listed and traded on the NYSE under the symbol “CYD.” Our common stock is not listed on any other exchanges within or outside the United States.

ITEM 10. ADDITIONAL INFORMATION

Our Company’s objects are to perform all the functions of a holding company and to coordinate the policy and administration of any subsidiary company. See paragraphs 6 and 7 of our Company’s Memorandum of Association for further information on the objects and powers of our Company. Please see Exhibit 1.1 to this Annual Report.

A.
Memorandum of Association and Bye-Laws

Corporate Governance

We are an exempted company incorporated in Bermuda and are subject to the laws of Bermuda. In addition, an exempted company may comply with the corporate governance regime of the relevant jurisdiction in which the company operates or applicable listing standards. Under Bermuda law, directors of a company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and to exercise their powers and fulfill the duties of their office honestly. In addition, the Companies Act 1981, as amended, of Bermuda (“Bermuda Companies Act”) imposes a duty on every officer, which includes a director, of an exempted company in exercising his or her powers and discharging his or her duties to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Further, every officer is required to comply with the Bermuda Companies Act and regulations thereunder and the bye-laws of the company. The Bermuda Companies Act does not impose specific obligations in respect of corporate governance, such as those prescribed by NYSE listing standards, requiring a company to (i) appoint independent directors to the board of directors; (ii) hold regular meetings of non-management directors; (iii) establish audit, nominating and governance or compensation committees and adopt corporate governance guidelines for such committees; (iv) have shareholders approve equity compensation plans; or (v) adopt a code of business conduct and ethics.

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

Our 2025 Equity Incentive Plan was approved by the Company’s shareholders on July 8, 2025, became effective upon its adoption by the Board on May 16, 2025 and will terminate its ten (10) year thereafter, on May 16, 2035, unless earlier terminated.

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

The holders of shares of our common stock shall:

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

The special share is not transferable except to Hong Leong Asia and its affiliates or to China Everbright Holdings and its affiliates. The special share shall cease to carry any rights in the event that, if Hong Leong Asia and its affiliates own the special share, Hong Leong Asia and its affiliates cease to own, directly or indirectly, at least 7,290,000 shares of our common stock (or such equivalent number upon a consolidation or subdivision of shares of our common stock), or if China Everbright Holdings and its affiliates own the special share, China Everbright Holdings and its affiliates cease to own, directly or indirectly, at least 6,570,000 shares of our common stock (or such equivalent number upon a consolidation or subdivision of shares of our common stock). For more details, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — The Special Share.”

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

Limitations on Rights to Own Our Shares

There are no limitations under Bermuda law or our Memorandum of Association and Bye-Laws on the rights of non-Bermudians or non-residents of Bermuda who are shareholders of the Company to hold or vote their shares.

We are exempt from the provisions of the Bermuda Companies Act which restrict the percentage of issued share capital that may be held by non-Bermudians, but as an exempted company we may not participate in certain business transactions, including carrying on business of any kind or type whatsoever in Bermuda either alone or in partnership or otherwise except, inter alia, carrying on business with persons outside Bermuda, in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

In accordance with our Bye-Laws, share certificates are only issued to members of the Company (i.e., persons registered in the register of members as holders of shares in the Company). We are not bound to see to the execution of any trust, whether express, implied or constructive, to which any of our shares are subject and whether or not we had notice of such trust.

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

The value of the Renminbi is subject to changes in Chinese government policies and to international economic and political developments. In recent years, there have been periods of volatility of the exchange rate between Renminbi and the US dollar. By comparing the currency exchange rate of the US dollar against Renminbi, which was 7.1884 as of December 31, 2024 and 6.9228 as of February 27, 2026, respectively, the Renminbi appreciated about 3.7% against the US dollar with the average exchange rate of 7.1230. It is difficult to predict how market forces or government policy may impact the exchange rate between the Renminbi and the US dollar in the future.

The PRC authorities, including SAFE, POBC and NDRC, have introduced a series of reforms to simplify foreign administration. Key measures include:

•
On February 13, 2015, SAFE issued the Notice on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments (“Notice 13”), which became effective on June 1, 2015. According to Notice 13, the banks are designated to directly review and deal with the foreign exchange registration for foreign direct investment in China Mainland and outbound direct investment. SAFE shall supervise the registration activities indirectly through banks. Certain operating procedures for direct investments are also simplified.
•
On March 30, 2015, SAFE issued the Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises (“Notice 19”), which took effect on June 1, 2015. According to Notice 19, an ordinary FIE such as Yuchai, may make the equity investment by transferring the Renminbi converted from capital contribution in foreign currency (“Converted Renminbi”) to the Account for Foreign Exchange Settlement Pending Payment opened by the invested enterprise.
•
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
•
On January 12, 2017, PBOC issued the Notice of People’s Bank of China on Matters Concerning Macro-Prudential Management on All-round Cross-border Financing (“Notice 9”), which took effect on the same day. According to Notice 9, the domestic entities (other than FIEs) can borrow foreign debts without the pre-approval of SAFE as well as the quota for foreign debts of domestic entities shall be calculated by reference to the annul net asset, outstanding foreign debts, and the other factors.
•
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
•
On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which canceled the restriction on the domestic equity investment by non-investment foreign-funded enterprises with their capital funds. Subject to the requirements as set forth in the Foreign Investment Negative List and the authenticity and compliance with the regulations of domestic investment projects, as well as other requirements regulating foreign investment, non-investment foreign-funded enterprises now are allowed to lawfully make domestic equity investments by using their capital.
•
On April 10, 2020, SAFE promulgated the Notice by the State Administration of Foreign Exchange of Optimizing Foreign Exchange Administration to Support Foreign Business Development, which further clarified that eligible enterprises are allowed to use revenues under their capital accounts, such as capital funds and foreign debts, for payment in China without providing banks with materials to certify the authenticity of the transaction-by-transaction basis in advance, provided that such funds shall be used in compliance with the laws and regulations regarding the use for revenues under the capital accounts.

•
On January 5, 2023, NDRC promulgated the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, pursuant to which any foreign debt provided by foreign entities to PRC entities or the overseas enterprises or branches controlled by the PRC entities with a term of more than one year must complete the formalities of examination and registration with NDRC.
•
On September 12, 2025, SAFE promulgated the Notice on Deepening Reforms to Foreign Exchange Administration for Cross-border Investment and Financing (“Notice 43”), which became effective on the same day. Notice 43 removes the foreign exchange registration requirement for domestic reinvestment by FIEs. It also allows FIEs to reinvest in China using their foreign exchange profits legitimately generated within China.
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

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. However, under Section 13W of the Income Tax Act 1947, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2025 are generally not taxable if immediately prior to the date of the relevant disposal, the investing company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months (“safe harbor rule”). With effect from January 1, 2026, the scope of eligible gains has been expanded to include gains from the disposal of qualifying preference shares. In addition, the 20% shareholding condition may be satisfied on a group basis.

Separately, under Section 10L of the Income Tax Act 1947, gains received in Singapore by an entity of a relevant group from the sale or disposal of a foreign asset (which include shares issued by a company that is incorporated outside Singapore) on or after January 1, 2024 will be treated as income chargeable to tax where certain conditions are met.

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

Taxation of Dividends from Yuchai

In 2007, the PRC National People’s Congress adopted a new tax law, China Unified Enterprise Income Tax Law (the “CIT Law”), which became effective on January 1, 2008 and was amended by the Standing Committee of the National People’s Congress on December 29, 2018. The State Council adopted the related implementation rules on December 6, 2007 which were amended on April 23, 2019 and further amended on December 6, 2024. In accordance with the CIT Law and its implementation rules, dividends derived from the revenues accumulated from January 1, 2008 and are paid by PRC companies to non-resident enterprises are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have not been held continuously by the resident enterprises for twelve months.

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

Income Tax

In 2007, the National People’s Congress approved and promulgated the CIT Law, which became effective from January 1, 2008 and was further amended on December 29, 2018. Under the CIT Law, foreign invested enterprises and domestic companies are subject to a uniform corporate tax rate of 25% but Yuchai may continue to enjoy the reduced corporate tax rate of 15% if it qualifies under the High Technology Incentive Scheme or the Western Development Incentive Scheme.

•
The High Technology Incentive was introduced in 2008. Companies that are high technology companies who must fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. The reduced corporate tax rate took effect from January 1, 2008. Yuchai has applied to tax authorities to qualify under this scheme every 3 years since 2011 and was certified as a high technology company with effect from 2011 to 2025. Yuchai filed its corporate tax returns under the High Technology Incentive Scheme from 2015 to 2024 and will file its corporate tax return under this scheme for 2025 in mid-2026.
•
The Western Development Incentive Scheme was first introduced in 2001 to encourage investment in the Western region of China. Companies operating in the Western region who fulfill certain criteria and upon approval enjoy a reduced corporate tax rate of 15%. This scheme was first applicable from 2001 to 2010. In 2011, the scheme was extended to 2020, and further extended to December 2030 with effective from January 1, 2021. Yuchai filed its corporate tax returns under this scheme from 2008 to 2014. According to latest published catalogue of qualifying industries for the Western Development Incentive Scheme, MGP and Sky Cloud filed their corporate tax return under this scheme for 2022 and 2023. In 2024, MGP obtained the certification of the high technology company, and filed its corporate tax return under High Technology Incentive Scheme for 2024 and will file its corporate tax return under this scheme for 2025 in mid-2026. Sky Cloud will continue to file its corporate tax return under Western Development Incentive Scheme.

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

Value-Added Tax

In addition to Chinese income tax, Yuchai is subject to valued added tax, or the VAT. The Value-Added Tax Law of the People’s Republic of China, promulgated on December 25, 2024, and effective from January 1, 2026, requires that all entities and individuals that sell goods, services, intangible assets, or real property within the territory of the PRC, or import goods, are VAT taxpayers and shall pay VAT in accordance with the law. Pursuant to Article 10 of the Value-Added Tax Law, the standard VAT rate in China is 13%. A preferential rate of 9% applies to key sectors such as transportation, postal services, basic telecommunications, construction, real estate leasing services, the sale of real estate, and the transfer of land-use rights, as well as to specific goods vital to people’s livelihood, such as agricultural products and agricultural machinery. The supply of services and intangible assets is generally subject to a 6% rate.

United States Federal Income Taxation

This section describes material United States federal income tax consequences of owning and disposing of our common stock. It applies to a US Holder (as defined below) that holds the common stock as a capital asset for tax purposes. This section does not apply to a US Holder that is a member of a special class of holders subject to special rules, including:

•
a financial institution,
•
a dealer in securities,
•
a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,
•
a real estate investment trust,
•
a regulated investment company,
•
U.S. expatriates,
•
persons who acquired common stock pursuant to the exercise of any employee share option or otherwise as compensation,
•
a tax-exempt organization,
•
an insurance company,
•
a person liable for any alternative minimum tax,
•
a person that actually or constructively owns 10% or more of the stock of the Company (by vote or value),
•
a person that owns our common stock through a partnership or other pass-through entity or arrangement,
•
a person that holds our common stock as part of a straddle or a hedging or conversion transaction,
•
a person whose functional currency is not the US dollar, or
•
a person subject to special tax accounting rules as a result of any item of gross income with respect to the common stock being taken into account in an applicable financial statement.

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

For purposes of this discussion, a US Holder is a beneficial owner of our common stock that is:

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

PFIC Rules

The Company believes that its shares should not be treated as stock of a PFIC for United States federal income tax purposes for the taxable year that ended on December 31, 2025. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service will not take a contrary position. In addition, PFIC status is a factual determination which cannot be made until the close of the taxable year. Accordingly, there is no guarantee that the Company will not be a PFIC for any future taxable year. Furthermore, because the total value of the Company’s assets for purposes of the asset test generally will be calculated using the market price of the Company’s shares, our PFIC status will depend in large part on the market price of the Company’s shares. Accordingly, fluctuations in the market price of the Company’s shares could render the Company a PFIC for any year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Global minimum top-up tax

In October 2021, The OECD/G20 Inclusive Framework (“IF”) on Base Erosion and Profit Shifting reached agreement on the reform of international tax rules. This was endorsed by 137 out of 141 IF members and by G20 finance ministers. The OECD has put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. The GloBE Model rules were published by the OECD to implement the Pillar Two rules and commentary to the Pillar Two Model Rules was also released.

Pillar Two GloBE Model Rules apply to multinational enterprise groups, with reported consolidated annual revenue of at least EUR 750 million in at least two of the four financial years preceding the first applicable year to a global minimum effective tax rate of 15%, with mechanism to impose top-up tax on low-taxed income and provide certain safe harbors to simplify compliance. Under the GloBE framework, the effective tax rate is determined on a jurisdiction-by-jurisdiction basis. Where the effective tax rate in a jurisdiction falls below 15%, a top-up tax is calculated and imposed. In addition, the Subject-To-Tax Rule allows source jurisdictions to impose taxing rights on intragroup payments of which the income is taxed in the residence State at a rate lower than 9%.

The GloBE Rules under Pillar Two ensure that large multinational 15% tax on profits in each jurisdiction where they operate, with mechanism to top up low taxed income and provide safe harbors for compliance.

The Pillar Two legislation has been enacted in Singapore and some of the jurisdictions where the Group operates in. It is effective in Germany for financial years beginning on or after January 1, 2024 and in Singapore, Malaysia, Thailand and Hong Kong for financial years beginning on or after January 1, 2025.

The Group has applied a mandatory temporary relief from deferred tax accounting for the impact of the top-up tax and accounts for it as a current tax when it is incurred.

The Group does not expect Pillar Two top-up exposure arising from its operations for the year ended December 31, 2025.

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

Interest rate risk

Our primary exposure of interest rate risk relates to interest-bearing loans and borrowings from banks. Yuchai’s debt consists of both variable and fixed rate short-term, medium-term and long-term Renminbi denominated borrowings. The variable interest rates of loans and borrowings are generally established in accordance with directives announced from time to time by the PBOC, which are in turn affected by various factors such as the general economic conditions in China and the monetary policies of the Chinese government. Information relating to interest-bearing loans and borrowings of the Company are disclosed in Note 27 to our consolidated financial statements in Item 18.

The Company manages its interest rate risk by having a mixture of fixed and variable rates for its deposits and borrowings.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for interest-bearing loans and borrowings from banks at December 31, 2025 and the stipulated change taking place at the beginning of the year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis points increase or decrease is used and represents management’s assessment of the possible change in interest rates.

If interest rate had been 50 (2024: 50) basis points higher or lower and all other variables were held constant, the profit before tax for the year ended December 31, 2025 of the Company would decrease/increase by RMB 10.1 million (US$1.5 million) (2024: profit decrease/increase by RMB 12.5 million) arising from interest expenses on interest-bearing loans and borrowings.

Foreign currency exchange rate risk

Our exposure to foreign currency exchange rate risk primarily relates to cash and bank balances, purchases and sales that are denominated in currencies other than the respective functional currencies of entities within the Group. The currencies giving rise to this risk in fiscal years 2024 and 2025 are primarily Singapore dollar, US dollar and Euro.

Foreign currency translation exposure is managed by incurring debt in the operating currency so that where possible operating cash flows can be primarily used to repay obligations in the local currency. This also has the effect of minimizing the exchange differences recorded against income, as the exchange differences on the net investment are recorded directly against equity.

The Company’s exposures to foreign currency exchange rate risk are as follows:

2024	Singapore Dollar	Euro	US Dollar	Others
	RMB	RMB	RMB	RMB
	(in thousands)
Trade and other receivables	625	3,997	63,161	253
Cash and bank balances	133,884	7,212	13,124	1,117
Financial liabilities	(870)	—	—	—
Trade and other payables	(7,628)	(3,522)	(7,238)	(4,808)
	126,011	7,687	69,047	(3,438)

2025	Singapore Dollar	Euro	US Dollar	Others
	RMB	RMB	RMB	RMB
	(in thousands)
Trade and other receivables	309	21,088	78,667	152
Cash and bank balances	109,713	1,231	18,573	1,334
Financial liabilities	(176)	—	—	—
Trade and other payables	(11,642)	(8,283)	(2,683)	(12,589)
	98,204	14,036	94,557	(11,103)
US$	14,186	2,028	13,659	(1,604)

A 10% strengthening of the following major currencies against the functional currency of each of the Company’s entities at the reporting date would increase profit before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Singapore dollar	12,601	9,820	1,419
Euro	769	1,404	203
US dollar	6,905	9,456	1,366

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). As a result of management’s evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

C.
Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been attested by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report of this Annual Report on Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total remuneration that was billed to the Company (excluding HLGE) by its independent registered public accounting firm, for each of our previous two fiscal years:

	2024		2025
	RMB		RMB
	(in thousands)
Audit fees	10,613	(1)	13,589	(2)
Audit-related fees	216		4,074
Tax fees	10		501
All other fees	432		1,457
Total	11,271		19,621

Notes:

(1)
Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during the fiscal year 2024. The remaining audit fees for the fiscal year 2024 of RMB 7.4 million were billed in 2025.
(2)
Represents the audit fees billed to the Company (excluding HLGE) by its independent registered public accounting firm during the fiscal year 2025. The remaining audit fees of RMB 6.2 million had not been billed as of February 27, 2026.

Audit Fees

Audit fees consist of professional services relating to the annual audits of consolidated financial statements.

Audit-Related Fees

Audit-related fees primarily consist of professional services relating to MGP’s application for its proposed public listing on the Hong Kong Stock Exchange.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company adopted a share buyback plan on June 7, 2024, under which it was authorized to repurchase its ordinary shares up to US$40 million in dollar amount or 4 million in number, whichever occurs earlier. The Company commenced repurchases under the plan in July 2024 and terminated the plan in October 2024. As of the plan termination date of October 31, 2024, the Company had repurchased a total of 3,339,968 shares amounting to US$39.8 million. The following table includes information about repurchases made by us in the fiscal year ended December 31, 2024. There were no purchases made by our affiliated purchasers under the plan during the year.

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

Notes:

(1)
Shares repurchased through open-market transactions at prevailing market prices and privately negotiated transactions.
(2)
As the Company terminated the shares buyback plan on October 31, 2024, the remaining dollar value and number of shares that were yet be repurchased under the plan were forfeited.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy, which, among other things, governs the purchase, sale, and other dispositions of our securities by our directors, senior management, and employees. The policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, as well as the listing standards of NYSE. We perform regular reviews of the policy, revising it as necessary to ensure alignment with evolving regulatory requirements and our internal risk assessments.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We are a holding company and the majority of business is done at our main subsidiary, Yuchai. As a holding company, our objective is to coordinate the policy and administration of our subsidiary companies. We pursue this objective by adopting complementary bottom-up and top-down approaches to cybersecurity risk management.

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

Our management team, including the President and Chief Financial Officer, is responsible for assessing and managing our material risks from cybersecurity threats. The President and Chief Financial Officer, travel frequently for as much as up to two weeks at a time, to Yuchai to actively participate in Yuchai’s operations and facilitate communications. Our management team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team oversees Yuchai management’s efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

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

4.7	Form of indemnification agreement entered into by the Registrant with its officers and directors. (incorporated herein by reference).
4.8	Agreement between the Registrant and Yuchai, dated July 19, 2003 (incorporated herein by reference to the Form 20-F FY2003).
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

4.13

China Yuchai International Limited 2025 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.3# to the Company’s Registration Statement on Form S-8 filed by the Registrant on July 8, 2025 (File No. 333-288555)).

8.1	Subsidiaries of the Registrant (Filed herewith).
11.1	Insider Trading Policy (Incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2024, filed by the Registrant on April 25, 2025 (File No. 001-13522)).
12.1

Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).

12.2

Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).

13.1

Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith).

13.2

Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith).

15.1	Consent of Independent Registered Public Accounting Firm (Filed herewith).
97.1

Policy for Recovery of Erroneously Awarded Compensation (Incorporated herein by reference to the Annual Report on Form 20-F for fiscal year ended December 31, 2023, filed by the Registrant on April 26, 2024 (File No. 001-13522)).

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

Date: April 29, 2026

China Yuchai International Limited

Consolidated Financial Statements

December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Yuchai International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Yuchai International Limited (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2026 expressed an unqualified opinion thereon.

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

Capitalization of development costs

Description of the Matter

The Group engages in research and development activities to improve existing engine products and develop new engine products and related technologies (the “Development Projects”). The Group recognized related development costs as an intangible asset when the Development Projects met the capitalization criteria as stated in Note 2.5 (h) to the consolidated financial statements. This included RMB 174.3 million (US$25.2 million) capitalized during the year, as disclosed in Note 13 to the consolidated financial statements.

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

April 29, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Yuchai International Limited

Opinion on Internal Control Over Financial Reporting

We have audited China Yuchai International Limited’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, China Yuchai International Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated April 29, 2026 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

Singapore

April 29, 2026

China Yuchai International Limited

Consolidated Statements of Profit or Loss

	Note	31.12.2023	31.12.2024	31.12.2025	31.12.2025
		RMB’000	RMB’000	RMB’000	US$’000
Revenue	7	18,046,349	19,133,575	24,661,772	3,562,398
Cost of sales		(15,502,876)	(16,315,074)	(20,594,125)	(2,974,825)
Gross profit		2,543,473	2,818,501	4,067,647	587,573
Other operating income	8.2(a)	469,300	587,256	446,067	64,434
Other operating expenses	8.2(b)	(26,938)	(11,598)	(120)	(17)
Research and development expenses		(876,578)	(984,659)	(1,351,607)	(195,240)
Selling, general and administrative expenses		(1,499,808)	(1,812,526)	(2,071,102)	(299,171)
Operating profit		609,449	596,974	1,090,885	157,579
Finance costs	8.3	(100,175)	(77,982)	(61,765)	(8,922)
Share of results of associates, net of tax		(5)	(5)	(5)	(1)
Share of results of joint ventures, net of tax	6	62,083	101,553	111,068	16,044
Profit before tax		571,352	620,540	1,140,183	164,700
Income tax expense	9	(148,496)	(128,798)	(329,682)	(47,623)
Profit for the year		422,856	491,742	810,501	117,077
Attributable to:
Equity holders of the Company		285,518	323,055	537,390	77,626
Non-controlling interests		137,338	168,687	273,111	39,451
		422,856	491,742	810,501	117,077
Earnings per share (dollar per share)
- Basic	10	6.99	8.21	14.32	2.07
- Diluted	10	6.99	8.21	14.32	2.07

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statements of Comprehensive Income

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Profit for the year	422,856	491,742	810,501	117,077
Other comprehensive income
Items that may be reclassified subsequently to profit or loss, net of tax:
Foreign currency translation	21,369	15,672	834	120
Net fair value change on debt instruments at fair value through other comprehensive income	10,649	2,787	2,249	325
Other comprehensive income for the year, net of tax	32,018	18,459	3,083	445
Total comprehensive income for the year, net of tax	454,874	510,201	813,584	117,522
Attributable to:
Equity holders of the Company	310,383	338,082	534,308	77,181
Non-controlling interests	144,491	172,119	279,276	40,341
	454,874	510,201	813,584	117,522

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statements of Financial Position

	Note	31.12.2024	31.12.2025	31.12.2025
		RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	11	3,418,243	3,525,131	509,206
Investment property	12	4,173	4,139	598
Intangible assets	13	1,922,854	1,754,119	253,383
Investment in associates		258	311,195	44,952
Investment in joint ventures	6	338,579	351,773	50,814
Deferred tax assets	9	410,728	337,370	48,733
Right-of-use assets	17	302,013	343,234	49,580
Capitalized contract cost	7.2	130,015	176,341	25,472
		6,526,863	6,803,302	982,738
Current assets
Inventories	14	4,654,448	5,565,489	803,936
Trade and other receivables	15	9,416,461	11,658,569	1,684,083
Development properties		16,729	18,058	2,608
Cash and short-term bank deposits	16	6,433,593	7,913,083	1,143,047
		20,521,231	25,155,199	3,633,674
Total assets		27,048,094	31,958,501	4,616,412

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statements of Financial Position

	Note	31.12.2024	31.12.2025	31.12.2025
		RMB’000	RMB’000	US$’000
EQUITY AND LIABILITIES
Equity
Issued capital	18	2,081,138	2,081,138	300,621
Treasury shares	19	(285,561)	(285,561)	(41,249)
Statutory reserves	21	443,949	430,236	62,148
Capital reserves	21	(18,236)	413,196	59,686
Retained earnings		6,979,738	6,953,671	1,004,459
Other components of equity	21	(36,403)	(11,719)	(1,693)
Equity attributable to equity holders of the Company		9,164,625	9,580,961	1,383,972
Non-controlling interests		3,134,940	3,314,658	478,803
Total equity		12,299,565	12,895,619	1,862,775
Non-current liabilities
Loans and borrowings	27	638,000	20,000	2,889
Lease liabilities	26	30,258	42,005	6,068
Contract liabilities	25	48,091	39,366	5,686
Deferred tax liabilities	9	65,056	79,014	11,414
Deferred grants	28	494,847	578,280	83,533
Other financial liability	29	70,004	73,080	10,556
Other payables	23	171,768	151,862	21,936
		1,518,024	983,607	142,082
Current liabilities
Trade and other payables	23	10,293,751	14,493,740	2,093,624
Loans and borrowings	27	1,871,800	2,000,020	288,903
Lease liabilities	26	32,973	35,667	5,152
Contract liabilities	25	582,592	954,955	137,943
Provision for taxation		60,824	91,408	13,204
Provisions	24	388,565	503,485	72,729
		13,230,505	18,079,275	2,611,555
Total liabilities		14,748,529	19,062,882	2,753,637
Total equity and liabilities		27,048,094	31,958,501	4,616,412

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statements of Changes in Equity

	Attributable to the equity holders of the Company
	Issued capital	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Discount on/ (premium paid for) acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2023	2,081,138	335,735	(4,196)	6,661,264	(44,699)	19,758	(30,591)	(9,463)	9,008,946	2,826,118	11,835,064
Profit for the year	—	—	—	285,518	—	—	—	—	285,518	137,338	422,856
Other comprehensive income for the year, net of tax	—	—	—	—	16,728	—	8,137	—	24,865	7,153	32,018
Total comprehensive income for the year	—	—	—	285,518	16,728	—	8,137	—	310,383	144,491	454,874
Contributions by and distributions to owners
Contribution by non-controlling interests	—	—	—	—	—	—	—	—	—	20,000	20,000
Dividends paid (US$0.28 per share)	—	—	—	(80,238)	—	—	—	—	(80,238)	—	(80,238)
Transaction with non-controlling interests
Dividends paid/payable to non-controlling interests	—	—	—	—	—	—	—	—	—	(35,702)	(35,702)
Change in ownership interests in subsidiaries
Dilution of interest in subsidiary	—	—	—	—	—	—	—	1,477	1,477	(1,477)	—
Other
Transfer to statutory reserves	—	45,989	—	(45,989)	—	—	—	—	—	—	—
Issuance of put option to non-controlling interests of subsidiary	—	—	(14,040)	—	—	—	—	—	(14,040)	(4,333)	(18,373)
At December 31, 2023	2,081,138	381,724	(18,236)	6,820,555	(27,971)	19,758	(22,454)	(7,986)	9,226,528	2,949,097	12,175,625

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statements of Changes in Equity

	Attributable to the equity holders of the Company
	Issued capital	Treasury shares	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Discount on/ (premium paid for) acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2024	2,081,138	—	381,724	(18,236)	6,820,555	(27,971)	19,758	(22,454)	(7,986)	9,226,528	2,949,097	12,175,625
Profit for the year	—	—	—	—	323,055	—	—	—	—	323,055	168,687	491,742
Other comprehensive income for the year, net of tax	—	—	—	—	—	12,915	—	2,112	—	15,027	3,432	18,459
Total comprehensive income for the year	—	—	—	—	323,055	12,915	—	2,112	—	338,082	172,119	510,201
Contributions by and distributions to owners
Contribution by non-controlling interests	—	—	—	—	—	—	—	—	—	—	83,097	83,097
Dividends paid (US$0.38 per share)	—	—	—	—	(101,647)	—	—	—	—	(101,647)	—	(101,647)
Purchase of treasury shares	—	(285,561)	—	—	—	—	—	—	—	(285,561)	—	(285,561)
Cost of share-based payments	—	—	—	—	—	—	5,703	—	—	5,703	2,126	7,829
Transaction with non-controlling interests
Dividends paid/payable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(89,229)	(89,229)
Change in ownership interests in subsidiaries
Dilution of interest in subsidiary	—	—	—	—	—	—	—	—	(19,597)	(19,597)	19,597	—
Acquisition of non-controlling interest without change in control	—	—	—	—	—	—	—	—	1,117	1,117	(1,867)	(750)
Other
Transfer to statutory reserves	—	—	62,225	—	(62,225)	—	—	—	—	—	—	—
At December 31, 2024	2,081,138	(285,561)	443,949	(18,236)	6,979,738	(15,056)	25,461	(20,342)	(26,466)	9,164,625	3,134,940	12,299,565

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statements of Changes in Equity

	Attributable to the equity holders of the Company
	Issued capital	Treasury shares	Statutory reserves	Capital reserves	Retained earnings	Foreign currency translation reserve	Performance shares reserve	Fair value reserve	Discount on/ (premium paid for) acquisition of non- controlling interests	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2025	2,081,138	(285,561)	443,949	(18,236)	6,979,738	(15,056)	25,461	(20,342)	(26,466)	9,164,625	3,134,940	12,299,565
Profit for the year	—	—	—	—	537,390	—	—	—	—	537,390	273,111	810,501
Other comprehensive income for the year, net of tax	—	—	—	—	—	(4,745)	—	1,663	—	(3,082)	6,165	3,083
Total comprehensive income for the year	—	—	—	—	537,390	(4,745)	—	1,663	—	534,308	279,276	813,584
Contributions by and distributions to owners
Contribution by non-controlling interests	—	—	—	—	—	—	—	—	—	—	20,787	20,787
Dividends paid (US$0.53 per share) (Note 20)	—	—	—	—	(142,852)	—	—	—	—	(142,852)	—	(142,852)
Cost of share-based payments	—	—	—	—	—	—	23,610	—	—	23,610	3,877	27,487
Conversion of a subsidiary to a joint stock limited company	—	—	(112,089)	431,476	(321,863)	—	—	2,476	—	—	—	—
Transaction with non-controlling interests
Dividends paid/payable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(115,185)	(115,185)
Change in ownership interests in subsidiaries
Dilution of interest in subsidiary	—	—	(366)	—	—	—	—	—	(2,727)	(3,093)	2,730	(363)
Acquisition of non-controlling interest without change in control	—	—	—	(44)	—	—	—	—	4,407	4,363	(11,767)	(7,404)
Other
Transfer to statutory reserves	—	—	98,742	—	(98,742)	—	—	—	—	—	—	—
At December 31, 2025	2,081,138	(285,561)	430,236	413,196	6,953,671	(19,801)	49,071	(16,203)	(24,786)	9,580,961	3,314,658	12,895,619
US$’000	300,621	(41,249)	62,148	59,686	1,004,459	(2,860)	7,088	(2,341)	(3,580)	1,383,972	478,803	1,862,775

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

s

China Yuchai International Limited

Consolidated Statements of Cash Flows

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Operating activities
Profit before tax	571,352	620,540	1,140,183	164,700
Adjustments:
Amortization of intangible asset	109,913	201,420	225,740	32,608
Bad debt written off	—	21,522	—	—
Cost of share-based payments	—	7,829	27,487	3,971
Depreciation of:
- investment property	355	361	385	56
- property, plant and equipment	508,726	462,588	437,381	63,180
- right-of-use assets	46,071	50,461	48,861	7,058
Exchange (gain)/loss	(2,260)	3,091	(7,349)	(1,062)
Finance costs	100,175	77,982	61,765	8,922
(Gain)/loss on disposal of:
- property, plant and equipment	(778)	59	(1,219)	(176)
- right-of-use assets	(7,632)	—	—	—
- subsidiary	(113,042)	—	—	—
Government grants	(171,937)	(339,934)	(227,410)	(32,849)
Interest income	(154,129)	(133,640)	(100,587)	(14,530)
Impairment losses on:
- development cost	—	31,130	70,176	10,137
- property, plant and equipment	44,667	7,332	2,792	403
- trade and non-trade receivables	23,858	185,523	34,307	4,956
- technology know-how	—	—	47,101	6,804
- inventories, net	50,019	58,768	90,085	13,012
Loss on liquidation of joint venture	—	399	—	—
Loss on liquidation of subsidiary	—	5	—	—
Property, plant and equipment written off	1,731	232	95	14
Provision for warranties	414,021	626,255	694,016	100,251
Share of results of associates and joint ventures, net of tax	(62,078)	(101,548)	(111,063)	(16,043)
Profit before tax after adjustments	1,359,032	1,780,375	2,432,746	351,412

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statements of Cash Flows

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Changes in working capital
Inventories	221,930	(67,585)	(1,003,237)	(144,918)
Trade and other receivables, and capitalized contract cost	(959,703)	(1,250,843)	(2,272,455)	(328,257)
Trade and other payables, and contract liabilities	1,090,875	924,676	4,341,732	627,164
Development properties	(281)	(38)	(467)	(67)
Provision utilized	(375,910)	(493,770)	(579,096)	(83,651)
Cash flows from operations	1,335,943	892,815	2,919,223	421,683
Income taxes paid	(109,905)	(113,399)	(200,918)	(29,023)
Net cash flows from operating activities	1,226,038	779,416	2,718,305	392,660
Investing activities
Additional investment in a joint venture and associates	(6,500)	—	(169,946)	(24,549)
Development costs	(169,591)	(185,043)	(164,331)	(23,738)
Dividend received from:
- joint venture	2,795	—	100,000	14,445
Interest received	155,179	139,190	97,210	14,042
Net cash inflow/(outflow) from disposal of:
- associate	1,000	—	—	—
- property, plant and equipment	643	105	5,369	776
- subsidiary, net of cash disposed	(32,056)	217,577	5,212	753
Proceeds from government grants	257,449	228,755	258,917	37,401
Proceeds from liquidation of joint venture	—	1,724	—	—
Purchase of property, plant and equipment	(237,842)	(360,193)	(483,117)	(69,786)
Purchase of right-of-use assets	—	—	(3,890)	(562)
(Placement)/withdrawal of fixed deposits with banks, net	(84,333)	70,986	80,219	11,587
Net cash flows (used in)/from investing activities	(113,256)	113,101	(274,357)	(39,631)

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Consolidated Statements of Cash Flows

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Financing activities
Dividends paid to:
- equity holders of the Company	(80,238)	(101,647)	(142,852)	(20,635)
- non-controlling interests	(35,008)	(76,122)	(106,017)	(15,314)
Interest paid and discounting on bills	(96,254)	(75,120)	(59,990)	(8,666)
Acquisition of non-controlling interests	—	(750)	(7,405)	(1,070)
Contribution by non-controlling interests	20,000	83,097	20,787	3,003
Payment of principal portion of lease liabilities	(41,104)	(40,038)	(42,778)	(6,179)
Purchase of treasury shares	—	(285,561)	—	—
Proceeds from borrowings	3,240,294	2,021,800	1,647,470	237,977
Repayment of borrowings	(3,041,432)	(2,052,294)	(2,137,250)	(308,726)
Net cash flows used in financing activities	(33,742)	(526,635)	(828,035)	(119,610)
Net increase in cash and cash equivalents	1,079,040	365,882	1,615,913	233,419
Cash and cash equivalents at January 1	4,451,489	5,544,376	5,915,916	854,555
Effect of exchange rate changes on balances in foreign currencies	13,847	5,658	(106)	(15)
Cash and cash equivalents at December 31	5,544,376	5,915,916	7,531,723	1,087,959

The accompanying accounting policies and explanatory notes form an integral part of the financial statements.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

1.
Corporate information
1.1.
Incorporation

The consolidated financial statements of China Yuchai International Limited (the “Company”) and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2025 were authorized for issue on April 29, 2026 in accordance with a resolution of the directors.

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

The detailed information of Yuchai’s significant subsidiaries, associates and joint ventures are disclosed in Notes 4, 5 and 6.

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

As of December 31, 2024, the Group’s shareholding interest in HLGE remains at 50.2%, net of the ordinary shares held by the Trustee under the Trust.

In 2025, the Group purchased 200,000 ordinary shares in the capital of HLGE. As of December 31, 2025, the Group’s shareholding interest in HLGE increased from 50.2% to 50.4%, net of the ordinary shares held by the Trustee under the Trust.

The Group considers HLGE a subsidiary as it has power to exercise effective control and direct the activities of HLGE that most significantly affect its economic performance and has the exposure or rights to receive benefits from HLGE from its involvement.

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

Translation of amounts from Renminbi to the United States Dollar (“US Dollar”) is solely for the convenience of the reader. Translation of amounts from Renminbi to US Dollar has been made at the rate of RMB 6.9228 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on February 27, 2026 and all values are rounded to the nearest thousand (“US$’000”), except when otherwise indicated.

2.2.
Changes in accounting policies

The accounting policies adopted are consistent with those previous financial years except that in the current financial year, the Group has adopted all the new and revised standards which are effective for annual financial periods beginning on or after January 1, 2025. The adoption of these standards did not have any material effect on the financial performance or position of the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.
Accounting policies (cont’d)
2.3.
Standards issued but not yet effective

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

Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), which:

•
A clarification that a financial liability is derecognized on the ‘settlement date’ and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date
•
Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed
•
Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments
•
The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI)

The Amendments are effective for annual periods starting on or after January 1, 2026 with early adoption permitted for classification of financial assets and related disclosures only. The amendments are not expected to have a material impact on the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.
Accounting policies (cont’d)
2.3.
Standards issued but not yet effective (cont’d)

Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity. The amendments apply only to contracts that reference nature-dependent electricity; the amendments:

•
Clarify the application of the ‘own-use’ requirements for in-scope contracts
•
Amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts
•
Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows

The amendments will take effect for annual reporting periods starting on or after January 1, 2026. Early adoption is allowed, but it must be disclosed. The amendments concerning the own-use exception are to be applied retrospectively, while the hedge accounting amendments should be applied prospectively to new hedging relationships designated from the initial application date. Additionally, the IFRS 7 disclosure amendments must be implemented alongside the IFRS 9 amendments. If an entity does not restate comparative information, it cannot present comparative disclosures.

The amendments are not expected to have a material impact on the Group.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.
Accounting policies (cont’d)
2.3.
Standards issued but not yet effective (cont’d)

Annual Improvements to IFRS Accounting Standards — Volume 11

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards — Volume 11.

The following is a summary of the amendments from the Annual Improvements to IFRS Accounting Standards —Volume 11:

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.
Accounting policies (cont’d)
2.3.
Standards issued but not yet effective (cont’d)

Annual Improvements to IFRS Accounting Standards — Volume 11 (cont’d)

The following is a summary of the amendments from the Annual Improvements to IFRS Accounting Standards—Volume 11(cont’d):

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

Transaction Price
•
Paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to ‘transaction price’ as defined by IFRS 15 Revenue from Contracts with Customers’ with ‘the amount determined by applying IFRS 15’. The use of the term ‘transaction price’ in relation to IFRS 15 was potentially confusing and so it has been removed. The term was also deleted from Appendix A of IFRS 9.
•
An entity applies the amendments for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted.

IFRS 10 Consolidated Financial Statements	Determination of a ‘De Facto Agent’
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
•
Paragraph 37 of IAS 7 has been amended to replace the term ‘cost method’ with ‘at cost’, following the prior deletion of the definition of ‘cost method’.
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

(b)
Investments in associates and joint ventures

When the Group assesses for significant influence or joint control, the Group makes considerations which are similar to those necessary to determine control over subsidiaries. The Group’s investments in its associates and joint ventures are accounted for using the equity method.

Under the equity method, the investment in associates or joint ventures are carried in the balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the associates or joint ventures. The profit or loss reflects the share of results of the operations of the associates or joint ventures. Distributions received from associates or joint ventures reduce the carrying amount of the investment. Where there has been a change recognized in other comprehensive income by the associates or joint ventures, the Group recognizes its share of such changes in other comprehensive income. Unrealized gains and losses resulting from transactions between the Group and associates or joint ventures are eliminated to the extent of the interest in the associates or joint ventures.

When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, the Group does not recognize further losses as it has not incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

The aggregate of the Group’s share of results of associates or joint ventures is shown on the face of the statement of profit or loss outside operating profit.

The financial statements of the associates and joint ventures are prepared at the same reporting date as the Group. Where necessary, adjustments are made to align with the accounting policies of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associates or joint ventures. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, then recognizes the loss within “Share of results of associate, net of tax” and “Share of results of joint ventures, net of tax” in the statement of profit or loss.

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

Sales Returns

The Group does not extend its sales returns policy to all customers. However, the Group allows for certain returns, only on a case-by-case basis. The Group uses the expected value method to estimate the provision for such returns based on the management estimates with reference to historical return rates and account for it as a reduction in revenue and form part of refund liability that is recognized in “Trade and other payables” (Note 23). A corresponding right of return assets is recognized in “Trade and other receivables” (Note 15).

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
2.5.
Summary of material accounting policies (cont’d)
(d)
Revenue from Contracts with Customers (cont’d)

Principal versus agent

When another party is involved in providing products to a customer, the Group determines whether the nature of its promise is a performance obligation to provide the products itself (i.e. the Group is a principal) or to arrange for those products to be provided by the other party (i.e. the Group is an agent).

The Group is a principal if it controls the product before the product is transferred to a customer.

The Group is an agent if its performance obligation is to arrange for the provision of the product by another party. In this case, the Group is not the primary obligor and is not subject to inventory risk. The Group does not control the products provided by another party before the products are transferred to the customer. When the Group acts as an agent, it recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified products to be provided by the other party.

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

The Group’s government grants were mainly to support and fund production facilities and research and development activities for product innovations and developments of engines. As at December 31, 2025, certain government grants earned by the Group are subject to certain conditions set out in the grants agreements. Management expects the conditions to be fulfilled.

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

2.
Accounting policies (cont’d)
2.5.
Summary of material accounting policies (cont’d)
(f)
Taxes (cont’d)

Global minimum top-up tax

The global minimum top-up tax – which it is required to pay under Pillar Two legislation – is an income tax in the scope of IAS 12. The Group has applied a mandatory temporary relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred.

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

Freehold land has an unlimited useful life and therefore is not depreciated. Asset under construction-in-progress are stated at cost, net of accumulated impairment, and not depreciated as these assets are not yet ready for intended use. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Buildings and improvements on freehold land	:	50 years
Leasehold buildings and improvements	:	50 years or period of lease, whichever is shorter
Plant and machinery	:	2 to 20 years
Office furniture, fittings and equipment	:	2 to 20 years
Motor and transport vehicles	:	4 to 11 years

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

A summary of the policies applied to the Group’s intangible assets is as follows:

	Trademarks	Technology know-how	Development costs
Useful lives	Indefinite	4 -10 years	*
Amortization method used	No amortization	Amortized on a straight-line basis over the period of the technology know-how	*
Internally generated or acquired	Acquired	Internally generated	Internally generated

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

This category generally applies to loans and borrowings, other liabilities and payables. For more information, refer to Note 23, 27 and 29.

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

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

•
Disclosures for significant accounting judgments, estimates and assumptions (Note 3)
•
Investment in joint ventures (Note 6)
•
Property, plant and equipment (Note 11)
•
Intangible assets (Note 13)

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

2.
Accounting policies (cont’d)
2.5.
Summary of material accounting policies (cont’d)
(k)
Impairment of non-financial assets (cont’d)

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss. Impairment losses recognized on goodwill and intangible assets with indefinite useful lives are not reversed in subsequent reporting periods.

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

(n)
Employment benefits

Defined contribution plans

The Group participates in and makes contributions to the national employee benefit scheme as defined by the laws of the countries in which it has operations. The contributions are at a fixed proportion of the basic salary of the staff. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related services are performed.

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

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 22.

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

2.
Accounting policies (cont’d)
2.5.
Summary of material accounting policies (cont’d)
(q)
Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(i) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Leasehold land	:	3 to 50 years
Building and office space	:	1 to 20 years
Office furniture, fittings and equipment	:	5 years
Motor vehicles	:	12 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to accounting policies of financial assets in Section (k) Impairment of non-financial assets.

(ii) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

(iii) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

2.
Accounting policies (cont’d)
2.5.
Summary of material accounting policies (cont’d)
(q)
Leases (cont’d)

Group as a lessor

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in other income in the income statement. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as income in the period in which they are earned.

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
Capital management (Note 34)
•
Financial risk management objectives and policies (Note 33)
•
Sensitivity analyses disclosures (Note 13 and 33)
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

Revenue from Contracts with Customers

The Group applied the following judgments that significantly affect the determination of the amount and timing of revenue from contracts with customers:

•
Identifying contract price and performance obligations in sales of engines

The Group provides certain warranties for both general repairs and maintenance service as part of the sales of engines. For general repairs, such warranties will be assurance-type warranty that is accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. For maintenance services, it is accounted for as a service-type warranty which are capable of being distinct and customers can benefit from the service on its own. Hence, the Group identify two separate performance obligation, one is the promise to transfer the engine and the other one is to provide maintenance services after reaching certain on-road mileage or running hours. Consequently, the Group allocate a portion of the transaction price to the engines and the maintenance services based on a combination of residual and observable price approach. Please refer to Note 7.3.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

3.
Significant accounting judgments, estimates and assumptions (cont’d)
3.1.
Judgments (cont’d)

Capitalization of development costs

Development costs are capitalized in accordance with the accounting policy in Note 2.5 (h). Capitalization of development costs requires the application of management judgment to determine, what continues to constitute development activities, when a development project move from research phase into development phase, and when should cease further capitalization of development costs. Management judgment is also required to ascertain the nature of expenses that qualify for capitalization. Please refer to Note 13.

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

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecasts for the next five to ten years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The Group, based on its history of operations, believes that the adoption of forecast for more than five years is reasonable. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill, development costs and trademarks recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs and assets, including a sensitivity analysis, are disclosed and further explained in Note 13.

4.
Investments in subsidiaries

Details of significant subsidiaries of the Group are as follows:

Name of significant subsidiary	Place of incorporation/ business	Group’s effective equity interest
		31.12.2024	31.12.2025
		%	%
Guangxi Yuchai Machinery Company Limited	PRC	76.4	76.4
Guangxi Yuchai Marine and Genset Power Co., Ltd. (“MGP”)	PRC	71.4	71.8
Yuchai Simlan Technology Co., Ltd. (“Yuchai Simlan”)	PRC	67.0	67.0
Guangxi Yuchai Machinery Sales and Marketing Development Co., Ltd.	PRC	54.9	54.9
Guangxi Yuchai Foundry Co., Ltd	PRC	76.4	76.4
HL Global Enterprises Limited	Singapore	50.2	50.4

The Group has the following subsidiary that has non-controlling interests (“NCI”) that are material to the Group.

	31.12.2023	31.12.2024	31.12.2025
Proportion of equity interest held by NCI
Yuchai	23.6%	23.6%	23.6%

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.
Investments in subsidiaries (cont’d)

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Accumulated balances of material NCI
Yuchai	2,741,359	2,921,456	3,092,931	446,775
Profit allocated to material NCI
Yuchai	135,173	165,388	269,982	38,999
Dividends paid to material NCI
Yuchai	35,702	89,229	115,185	16,638

Summarized financial information including goodwill on acquisition and consolidation adjustments but before intercompany eliminations of subsidiaries with material non-controlling interests are as follows:

31.12.2023
Yuchai RMB’000
Summarized statement of comprehensive income
Revenue	18,015,280
Profit after tax	431,697
Total comprehensive income for the year	442,666
Attributable to NCI	135,173
Summarized statement of cash flows
Operating	1,261,921
Investing	23,243
Financing	(67,590)
Net decrease in cash and cash equivalents	1,217,574

31.12.2024
Yuchai RMB’000
Summarized statement of financial position
Current assets	19,675,359
Non-current assets, excluding goodwill	6,225,707
Goodwill	212,636
Current liabilities	(13,208,372)
Non-current liabilities	(1,451,625)
Net assets	11,453,705
Total equity	11,453,705
Attributable to NCI	2,921,456
Summarized statement of comprehensive income
Revenue	19,102,797
Profit after tax	511,379
Total comprehensive income for the year	515,926
Attributable to NCI	165,388
Summarized statement of cash flows
Operating	837,220
Investing	18,761
Financing	(293,216)
Net increase in cash and cash equivalents	562,765

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.
Investments in subsidiaries (cont’d)

Summarized financial information including goodwill on acquisition and consolidation adjustments but before intercompany eliminations of subsidiaries with material non-controlling interests are as follows (cont’d):

	31.12.2025
	Yuchai
	RMB’000	US$’000
Summarized statement of financial position
Current assets	24,284,674	3,507,927
Non-current assets, excluding goodwill	6,500,775	939,038
Goodwill	212,636	30,715
Current liabilities	(18,042,437)	(2,606,234)
Non-current liabilities	(903,833)	(130,559)
Net assets	12,051,815	1,740,887
Total equity	12,051,815	1,740,887
Attributable to NCI	3,092,931	446,775
Summarized statement of comprehensive income
Revenue	24,625,748	3,557,195
Profit after tax	873,588	126,190
Total comprehensive income for the year	877,638	126,775
Attributable to NCI	269,982	38,999
Summarized statement of cash flows
Operating	2,761,715	398,930
Investing	(374,952)	(54,162)
Financing	(874,574)	(126,332)
Net increase in cash and cash equivalents	1,512,189	218,436

Significant restrictions

The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of subsidiaries with material non-controlling interests are:

At the end of the reporting period, cash and cash equivalents of RMB 7.0 billion (US$1.0 billion) (2024: RMB 5.5 billion) held in the PRC are subject to local exchange control regulations. These regulations place restriction on the amount of currency being exported other than through dividends, trade and service-related transactions.

Dilution of ownership in subsidiary, without loss of control

In June 2024, Yuchai’s shareholders approved the implementation of Guangxi Yuchai Machinery Company Limited Equity Holding Scheme (the “Yuchai Equity Scheme”) and Guangxi Yuchai Marine and Genset Power Co., Ltd Incentive Scheme (the "MGP Incentive Scheme”) (collectively, the “Two Schemes”). Pursuant to Two Schemes, MGP issued additional shares and received contribution of RMB 82.9 million. As a result, the Group’s effective equity interest in MGP decreased from 76.4% to 71.4%.

In March 2025, Yuchai’s shareholders approved the implementation of Guangxi SKY Cloud Technology Co., Ltd. Equity Incentive Plan (the “Sky Cloud Equity Plan”). Pursuant to Sky Cloud Equity Plan, Sky Cloud issued additional shares and received contribution of RMB 1.1 million (US$0.2 million). As a result, the Group’s effective equity interest in Sky Cloud decreased from 76.4% to 62.8%.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

4.
Investments in subsidiaries (cont’d)

Acquisition of ownership in subsidiary

HL Global Enterprises Limited

In 2025, the Group’s subsidiary company, Grace Star Services Ltd., acquired an additional equity interest in HLGE from its non-controlling interests for a cash consideration of RMB 0.4 million (US$0.1 million). As a result, the Group’s effective interest in HLGE increased from 50.2% to 50.4%.

The difference of RMB 0.6 million (US$0.1 million) between the consideration and the carrying value of the additional interest acquired has been recognized as “discount on acquisition of non-controlling interests” within equity.

Guangxi Yuchai Marine and Genset Power Co., Ltd.

In 2025, Yuchai acquired an additional interest in MGP from a participant who withdrew from the Yuchai Equity Scheme (Note 22) for a cash consideration of RMB 7.0 million (US$1.0 million). As a result, the Group’s effective interest in MGP increased from 71.4% to 71.8%.

The difference of RMB 3.8 million (US$0.6 million) between the consideration and the carrying value of the additional interest acquired has been recognized as “discount on acquisition of non-controlling interests” within equity.

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

Total of RMB 235.9 million was received as of December 31, 2024, of which RMB 18.4 million were retention sums which were classified as restricted cash (Note 16).

In 2025, net cash inflow of RMB 5.2 million (US$0.8 million) from the remaining consideration for disposal of Suzhou Reman was received and the retention sums was released.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

5.
Investment in associates

In December 2025, Yuchai acquired 83,918,495 shares in Nanyue Diankong (Hengyang) Industrial Technology Company Limited (“NYDK”) for a cash consideration of RMB 176.2 million (US$25.5 million). This represents 27.97% of equity interest in NYDK and the carrying amount, being the Group’s cost of investment in NYDK, as at December 31, 2025 which approximates the fair values of the identifiable assets and liabilities on the acquisition date. The Group’s effective interest in NYDK is 21.4%. As of December 31, 2025, Yuchai has made a cash payment of RMB 35.2 million (US$5.1 million) for the acquisition.

NYDK’s principal place of business is in PRC, it is a high-tech and industry leader which specializes in fuel injection systems, including common rail systems, unit pumps and mechanical pumps.

In December 2025, Yuchai participated as a limited partner with 33.3% interest in Guangxi Yuchai Double Growth Fund (“Growth Fund”), a newly established private equity fund. Yuchai has made a cash contribution of RMB 133.2 million (US$19.2 million) to the Growth Fund, being the carrying amount as at December 31, 2025. The Group’s effective interest in Growth Fund is 25.4%.

The Growth Fund’s principal place of business is in PRC, it is intended for equity investments to advance innovative solutions related to Yuchai’s businesses and future developments, with a focus on emerging engine-related and new energy technologies.

The Group considers the Growth Fund as an associate as it has significant influence, but not control, over the financial and operating policies of Growth Fund through its participating interest and representation on the Fund Investment Committee that makes investing decisions.

NYDK and Growth Fund have immaterial contribution to the Group’s net income for the year ended December 31, 2025.

Note:

As of December 31, 2025, the Group’s share of outstanding bills receivables discounted with banks for which an associate retained a recourse obligation totaled RMB 55.7 million (US$8.0 million) (2024: Nil).

As of December 31, 2025, the Group’s share of outstanding bills receivables endorsed to suppliers for which an associate retained a recourse obligation were RMB 6.9 million (US$1.0 million) (2024: Nil).

Significant restrictions

The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of the associates are:

The Group’s share of cash and cash equivalents of RMB 136.9 million (US$19.8 million) (2024: Nil) held in the PRC are subject to local exchange control regulations. These regulations places restriction on the amount of currency being exported other than through dividends, trade and service-related transactions.

As of December 31, 2025, the Group’s share of restricted cash of RMB 5.9 million (US$0.9 million) (2024: Nil), which was largely used as collateral by the banks for the issuance of bills to suppliers.

As of December 31, 2025, the Group’s share of bills receivables of RMB 17.1 million (US$2.5 million) (2024: Nil), which was used as collateral by the banks for the issuance of bills to suppliers.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.
Investment in joint ventures

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Share of results of joint ventures, net of tax:
Y & C Engine Co., Ltd	(4,019)	15,680	4,009	579
MTU Yuchai Power Co., Ltd.	74,727	86,504	102,789	14,848
Guangxi Purem Yuchai Automotive Technology Co., Ltd.	(4,508)	987	4,275	618
Other joint ventures	(4,117)	(1,618)	(5)	(1)
	62,083	101,553	111,068	16,044

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Carrying amount of investments:
Y & C Engine Co., Ltd	34,872	37,116	5,362
MTU Yuchai Power Co., Ltd	286,841	293,521	42,399
Guangxi Purem Yuchai Automotive Technology Co., Ltd.	16,856	21,131	3,052
Other joint ventures	10	5	1
	338,579	351,773	50,814

Details of significant joint ventures of the Group are as follows:

Name of company	Principal activities	Place of incorporation/ business	Group’s effective equity interest
			31.12.2024	31.12.2025
			%	%
Held by subsidiaries
Y & C Engine Co., Ltd (“Y&C”)	Manufacture and sale of heavy-duty diesel engines, spare parts and after-sales services	PRC	34.4	34.4
MTU Yuchai Power Co., Ltd (“MTU Yuchai Power”)	Manufacture off-road diesel engines	PRC	35.7	35.9
Guangxi Purem Yuchai Automotive Technology Co., Ltd. (“Purem”)	Application development, production, sales and service on engine exhaust control systems	PRC	37.4	37.4

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.
Investment in joint ventures (cont’d)

Summarized financial information of the Group’s significant joint ventures, based on its IFRS financial statements, and reconciliation with the carrying amount of investment in the consolidated financial statements are as follows:

	31.12.2023
	Y & C	MTU Yuchai Power	Purem	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	1,562,179	708,432	79,119	2,349,730
Depreciation and amortization	(63,648)	(8,682)	(7,557)	(79,887)
Interest (expense)/income, net	(22,508)	6,762	36	(15,710)
Income tax expense	—	(34,767)	—	(34,767)
Profit/(loss) for the year, representing total comprehensive income for the year	(6)	150,030	(9,201)	140,823
Proportion of the Group’s ownership	45%	50%	49%
Group’s share of results	(3)	75,015	(4,508)
Unrealized profit on transactions with joint venture	(4,016)	(288)	—
Group’s share of results of significant joint ventures	(4,019)	74,727	(4,508)	66,200
Group’s share of results of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				(4,117)
Group’s share of results for the year, representing the Group’s share of total comprehensive income for the year				62,083

	31.12.2024
	Y & C	MTU Yuchai Power	Purem	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Non-current assets	615,724	80,622	42,707	739,053
Current assets
- Cash and bank balances	63,381	610,900	40,084	714,365
- Others	443,449	253,523	29,891	726,863
Total assets	1,122,554	945,045	112,682	2,180,281
Non-current liabilities	(185,872)	(5,101)	—	(190,973)
Current liabilities	(840,925)	(360,026)	(78,282)	(1,279,233)
Total liabilities	(1,026,797)	(365,127)	(78,282)	(1,470,206)
Net assets	95,757	579,918	34,400	710,075
Proportion of the Group’s ownership	45%	50%	49%
Group’s share of net assets	43,091	289,959	16,856
Unrealized profit on transactions with joint venture	(8,219)	(3,118)	—
Carrying amount of significant joint ventures	34,872	286,841	16,856	338,569
Carrying amount of other joint ventures				10
Carrying amount of the investment in joint ventures				338,579

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.
Investment in joint ventures (cont’d)

	31.12.2024
	Y & C	MTU Yuchai Power	Purem	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	1,492,662	973,322	78,569	2,544,553
Depreciation and amortization	(73,861)	(9,471)	(7,198)	(90,530)
Interest (expense)/income, net	(20,545)	10,570	47	(9,928)
Income tax expense	—	(57,484)	—	(57,484)
Profit for the year, representing total comprehensive income for the year	12,587	173,606	2,014	188,207
Proportion of the Group’s ownership	45%	50%	49%
Group’s share of results	5,664	86,803	987
Unrealized profit on transactions with joint venture	10,016	(299)	—
Group’s share of results of significant joint ventures	15,680	86,504	987	103,171
Group’s share of results of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				(1,618)
Group’s share of results for the year, representing the Group’s share of total comprehensive income for the year				101,553

	31.12.2025
	Y & C	MTU Yuchai Power	Purem	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Non-current assets	539,207	88,162	35,918	663,287	95,812
Current assets
- Cash and bank balances	104,775	580,501	53,642	738,918	106,737
- Others	637,160	385,677	36,032	1,058,869	152,954
Total assets	1,281,142	1,054,340	125,592	2,461,074	355,503
Non-current liabilities	(143,292)	(3,491)	—	(146,783)	(21,203)
Current liabilities	(1,027,896)	(459,815)	(82,466)	(1,570,177)	(226,812)
Total liabilities	(1,171,188)	(463,306)	(82,466)	(1,716,960)	(248,015)
Net assets	109,954	591,034	43,126	744,114	107,488
Proportion of the Group’s ownership	45%	50%	49%
Group’s share of net assets	49,479	295,517	21,131
Unrealized profit on transactions with joint venture	(12,363)	(1,996)	—
Carrying amount of significant joint ventures	37,116	293,521	21,131	351,768	50,813
Carrying amount of other joint ventures				5	1
Carrying amount of the investment in joint ventures				351,773	50,814

China Yuchai International Limited

Notes to the Consolidated Financial Statements

6.
Investment in joint ventures (cont’d)

	31.12.2025
	Y & C	MTU Yuchai Power	Purem	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Revenue	1,840,027	1,330,067	108,666	3,278,760	473,618
Depreciation and amortization	(69,628)	(14,658)	(6,096)	(90,382)	(13,056)
Interest (expense)/income, net	(21,544)	8,468	87	(12,989)	(1,876)
Income tax expense	—	(70,115)	—	(70,115)	(10,128)
Profit for the year, representing total comprehensive income for the year	14,148	211,117	8,725	233,990	33,800
Proportion of the Group’s ownership	45%	50%	49%
Group’s share of results	6,366	105,558	4,275
Unrealized profit on transactions with joint venture	(2,357)	(2,769)	—
Group’s share of results of significant joint ventures	4,009	102,789	4,275	111,073	16,045
Group’s share of results of other joint ventures, representing the Group’s share of total comprehensive loss of other joint ventures				(5)	(1)
Group’s share of results for the year, representing the Group’s share of total comprehensive income for the year				111,068	16,044

Note:

In 2025, the Group received dividends of RMB 100.0 million (US$14.4 million) from a joint venture (2024: Nil; 2023: RMB 2.8 million)

The Group assess impairment of investments when adverse events or changes in circumstances indicate that the carrying amounts may not be recoverable. In 2024 and 2025, no impairment was required.

As of December 31, 2025, the Group’s share of joint ventures’ capital commitment that are contracted but not paid for was RMB 16.6 million (US$2.4 million) (2024: RMB 9.1 million).

As of December 31, 2025, the Group’s share of outstanding bills receivables discounted with banks for which a joint venture retained a recourse obligation totaled RMB 48.9 million (US$7.1 million) (2024: RMB 18.1 million).

As of December 31, 2025, the Group’s share of outstanding bills receivables endorsed to suppliers for which a joint venture retained a recourse obligation were RMB 71.9 million (US$10.4 million) (2024: RMB 4.2 million).

Significant restrictions

The nature and extent of significant restrictions on the Group’s ability to use or access assets and settle liabilities of joint ventures are:

The Group’s share of cash and cash equivalents of RMB 319.8 million (US$46.2 million) (2024: RMB 331.5 million) held in the PRC are subject to local exchange control regulations. These regulations places restriction on the amount of currency being exported other than through dividends, trade and service-related transactions.

As of December 31, 2025, the Group’s share of restricted cash of RMB 45.3 million (US$6.5 million) (2024: RMB 22.5 million), which was largely used as collateral by the banks for the issuance of bills to suppliers.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

7.
Revenue from contracts with customers
7.1.
Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	31.12.2023
Segments	Yuchai	HLGE	Total
	RMB’000	RMB’000	RMB’000
Type of goods or services
Heavy-duty engines	5,552,544	—	5,552,544
Medium-duty engines	5,696,186	—	5,696,186
Light-duty engines	1,621,538	—	1,621,538
Other products and services (i)	5,089,069	154	5,089,223
Revenue from hospitality operations	55,943	30,915	86,858
Total revenue from contracts with customers	18,015,280	31,069	18,046,349
Geographical markets
People’s Republic of China	17,877,450	—	17,877,450
Other countries	137,830	31,069	168,899
Total revenue from contracts with customers	18,015,280	31,069	18,046,349
Timing of revenue recognition
At a point in time	17,959,337	8,115	17,967,452
Over time	55,943	22,954	78,897
Total revenue from contracts with customers	18,015,280	31,069	18,046,349

	31.12.2024
Segments	Yuchai	HLGE	Total
	RMB’000	RMB’000	RMB’000
Type of goods or services
Heavy-duty engines	6,417,484	—	6,417,484
Medium-duty engines	5,201,611	—	5,201,611
Light-duty engines	2,258,692	—	2,258,692
Other products and services (i)	5,167,136	156	5,167,292
Revenue from hospitality operations	57,874	30,622	88,496
Total revenue from contracts with customers	19,102,797	30,778	19,133,575
Geographical markets
People’s Republic of China	18,826,436	—	18,826,436
Other countries	276,361	30,778	307,139
Total revenue from contracts with customers	19,102,797	30,778	19,133,575
Timing of revenue recognition
At a point in time	18,996,587	8,260	19,004,847
Over time	106,210	22,518	128,728
Total revenue from contracts with customers	19,102,797	30,778	19,133,575

China Yuchai International Limited

Notes to the Consolidated Financial Statements

7.
Revenue from contracts with customers (cont’d)
7.1.
Disaggregated revenue information (cont’d)

	31.12.2025
Segments	Yuchai	HLGE	Total	Total
	RMB’000	RMB’000	RMB’000	US$’000
Type of goods or services
Heavy-duty engines	9,755,682	—	9,755,682	1,409,210
Medium-duty engines	5,563,174	—	5,563,174	803,602
Light-duty engines	2,644,834	—	2,644,834	382,047
Other products and services (i)	6,607,938	165	6,608,103	954,542
Revenue from hospitality operations	54,120	35,859	89,979	12,997
Total revenue from contracts with customers	24,625,748	36,024	24,661,772	3,562,398
Geographical markets
People’s Republic of China	24,218,953	—	24,218,953	3,498,433
Other countries	406,795	36,024	442,819	63,965
Total revenue from contracts with customers	24,625,748	36,024	24,661,772	3,562,398
Timing of revenue recognition
At a point in time	24,529,962	9,645	24,539,607	3,544,751
Over time	95,786	26,379	122,165	17,647
Total revenue from contracts with customers	24,625,748	36,024	24,661,772	3,562,398

Note:

(i)
included sales of components and parts, power generator sets, NEV products and others.
7.2.
Contract balances

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Trade receivables (Note 15)	1,368,012	2,331,775	336,826
Capitalized contract cost	130,015	176,341	25,472
Contract liabilities (Note 25)	630,683	994,321	143,629

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

(a)
Set out below is the amount of revenue recognized from:

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Amounts included in contract liabilities	623,176	578,435	83,555

China Yuchai International Limited

Notes to the Consolidated Financial Statements

7.
Revenue from contracts with customers (cont’d)
7.2.
Contract balances (cont’d)
(b)
Capitalized contract costs

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Capitalized contract costs relating to the projects on development of technology know-how
At January 1	122,627	130,015	18,780
Addition	7,388	46,326	6,692
At December 31	130,015	176,341	25,472

7.3.
Performance obligations

The transaction price allocated to the remaining unsatisfied performance obligations as of 31 December are, as follows:

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Within one year	97,230	96,405	13,926
More than one year	48,091	39,366	5,686
Total unfulfilled service-type maintenance service (Note 25)	145,321	135,771	19,612

8.1.
(a) Depreciation and amortization expenses

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Amortization of intangible assets	109,913	201,420	225,740	32,608
Depreciation of investment property	355	361	385	56
Depreciation of property, plant and equipment	508,726	462,588	437,381	63,180
Depreciation of right-of-use assets	46,071	50,461	48,861	7,058
	665,065	714,830	712,367	102,902

8.1.
(b) Shipping and handling expenses

Sales related shipping and handling expenses not separately billed to customers are included in the following caption:

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Cost of sales	129,954	129,572	150,676	21,765
Selling, general and administrative expenses	21,019	23,124	32,751	4,731
	150,973	152,696	183,427	26,496

China Yuchai International Limited

Notes to the Consolidated Financial Statements

8.2.
(a) Other operating income

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Interest income	154,129	133,640	100,587	14,530
Foreign exchange gain, net	—	—	10,094	1,458
Gain on disposal of:
- property, plant and equipment	778	—	1,219	176
- right-of-use assets	7,632	—	—	—
- a subsidiary	113,042	—	—	—
Recognition of net gain upon fulfillment of performance obligation relating to capitalized contract asset	11,696	—	—	—
Government grants (i)	171,937	339,934	227,410	32,849
Technology licensing fees income	—	94,953	94,005	13,579
Others	10,086	18,729	12,752	1,842
	469,300	587,256	446,067	64,434

Note:

(i)
Including amortization of deferred grants, rebates on value-added tax and other grants earned during the year.

8.2.
(b) Other operating expenses

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Impairment on property, plant and equipment	36,720	—	—	—
Foreign exchange loss, net	482	5,670	—	—
Loss on:
- disposal of property, plant and equipment	—	59	—	—
- liquidation of joint venture	—	399	—	—
- liquidation of subsidiary	—	5	—	—
Write-back of unrecoverable value-added tax	(11,164)	—	—	—
Others	900	5,465	120	17
	26,938	11,598	120	17

8.3.
Finance costs

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Bank term loans	59,672	57,956	43,728	6,317
Bills and other discounting	33,946	14,369	10,003	1,445
Bank charges	4,588	3,943	6,018	869
Interest on lease liabilities (Note 17)	1,969	1,714	2,016	291
	100,175	77,982	61,765	8,922

China Yuchai International Limited

Notes to the Consolidated Financial Statements

8.4.
Staff costs

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Wages and salaries	1,217,414	1,355,281	1,809,051	261,318
Contribution to defined contribution plans	354,014	317,790	340,958	49,251
Cost of share-based payment	—	7,829	27,487	3,971
Staff severance cost	35,547	3,411	2,828	409
Other employee benefits	78,269	86,314	101,088	14,602
	1,685,244	1,770,625	2,281,412	329,551

9.
Income tax expense

The major components of income tax expense for the years ended December 31, 2023, 2024 and 2025 are as follows:

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Current income tax
- Current year	81,365	93,588	203,483	29,393
- Under provision in respect of prior years	27,837	151	19,066	2,754
Deferred tax
- Movement in temporary differences	(14,837)	17,384	107,276	15,496
- Under/(over) provision in respect of prior years	54,131	17,675	(143)	(20)
Consolidated income tax expense reported in the statement of profit or loss	148,496	128,798	329,682	47,623

The reconciliation between tax expense and the product of accounting profit multiplied by the PRC income tax rate of 15% (being tax rate of Yuchai) for the years ended December 31, 2023, 2024 and 2025 for the following reasons:

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Profit before tax	571,352	620,540	1,140,183	164,700
Income tax expense at 15%	85,703	93,081	171,027	24,705
Adjustments:
Non-deductible expenses	5,888	7,807	18,709	2,703
Tax-exempt income	(11,993)	(16,087)	(22,589)	(3,263)
Utilization of deferred tax benefits previously not recognized	(6,211)	(8,077)	(2,172)	(314)
Recognition of deferred tax benefits not previously recognized	—	(3,458)	—	—
Write off deferred tax benefits previously recognized	—	105,682	108,832	15,721
Deferred tax benefits not recognized	42,830	72,680	228,436	32,997
Tax credits for research and development expense	(85,372)	(114,006)	(119,475)	(17,258)
Tax rate differential	21,542	(42,633)	(105,265)	(15,206)
Under provision in respect of previous years	81,968	17,826	18,923	2,734
Withholding tax expense	14,872	15,665	33,256	4,804
Others	(731)	318	—	—
Total	148,496	128,798	329,682	47,623

China Yuchai International Limited

Notes to the Consolidated Financial Statements

9.
Income tax expense (cont’d)

Global minimum top-up tax

The Group has applied a mandatory temporary relief from deferred tax accounting for the impact of the top-up tax and accounts for it as a current tax when it is incurred. The Group does not expect Pillar Two top up exposure arising from its operations for the year ended December 31, 2025.

Deferred tax

Deferred tax relates to the following:

	Consolidated statement of financial position			Consolidated statement of profit or loss
	31.12.2024	31.12.2025	31.12.2025	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	RMB’000	US$’000
Property, plant and equipments	(33,384)	(62,820)	(9,074)	(22,282)	41,556	(29,436)	(4,252)
Interest receivable	—	—	—	3,033	—	—	—
PRC withholding tax on dividend income (i)	(64,717)	(78,813)	(11,384)	(14,457)	(15,541)	(33,251)	(4,803)
Write-down of inventories	38,632	28,137	4,064	7,617	1,512	(10,495)	(1,516)
Impairment losses on trade receivables	32,540	61,456	8,877	355	25,114	28,916	4,177
Accruals	166,623	128,762	18,600	(2,505)	(65,540)	(37,977)	(5,486)
Deferred income	126,107	72,737	10,507	23,416	46,211	(53,370)	(7,709)
Losses available for offsetting against future taxable income	—	—	—	(27,146)	(112,601)	—	—
Others	79,871	108,897	15,729	(7,325)	44,230	28,480	4,113
Deferred tax expenses				(39,294)	(35,059)	(107,133)	(15,476)
Net deferred tax assets	345,672	258,356	37,319
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	410,728	337,370	48,733
Deferred tax liabilities	(65,056)	(79,014)	(11,414)
	345,672	258,356	37,319

Note:

(i)
The movement of PRC withholding tax on dividend income is as follows:

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
At January 1	(64,717)	(64,717)	(9,348)
Provision made to consolidated statement of profit or loss	(15,541)	(33,251)	(4,803)
Utilization	15,541	19,155	2,767
December 31	(64,717)	(78,813)	(11,384)

China Yuchai International Limited

Notes to the Consolidated Financial Statements

9.
Income tax expense (cont’d)

Deferred tax (cont’d)

The Corporate Income Tax (“CIT”) law provides for a tax of 10% to be withheld from dividends paid to foreign investors of PRC enterprises. This withholding tax provision does not apply to dividends paid out of profit earned prior to January 1, 2008. Beginning on January 1, 2008, a 10% withholding tax is imposed on dividends paid to the Company, as a non-resident enterprise, unless an applicable tax treaty provides for a lower tax rate. The Company recognizes a deferred tax liability for withholding tax payable for profits accumulated after December 31, 2007 for the earnings that the Company does not plan to indefinitely reinvest in the PRC enterprises. As of December 31, 2025, the deferred tax liability for withholding tax payable was RMB 78.8 million (US$11.4 million) (2024: RMB 64.7 million). The amount of unrecognized deferred tax liability relating to undistributed earnings of the PRC enterprises is estimated to be RMB 187.8 million (US$27.1 million) (2024: RMB 227.2 million).

Deferred tax assets have not been recognized in respect of the following items:

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Unutilized tax losses	1,681,991	2,051,294	296,310
Unutilized capital allowances and investment allowances	95,697	95,158	13,746
Other unrecognized temporary differences	166,552	786,265	113,576
	1,944,240	2,932,717	423,632

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

Basic earnings per share

The calculation of basic earnings per share is based on:

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Profit attributable to equity holders of the Company	285,518	323,055	537,390	77,626
Weighted average number of ordinary shares *	40,858,290	39,325,763	37,518,322	37,518,322

Diluted earnings per share

The weighted average number of ordinary shares adjusted for the effect of unissued ordinary shares under the equity incentive plan of the Company is determined as follows:

	31.12.2023	31.12.2024	31.12.2025
Weighted average number of shares issued, used in the calculation of basic earnings per share	40,858,290	39,325,763	37,518,322
Diluted effect of share options	—	—	—
Weighted average number of ordinary shares adjusted for effect of dilution	40,858,290	39,325,763	37,518,322

* The weighted average number of ordinary shares for 2024 and 2025 takes into account the weighted average effect of changes in treasury shares transactions incurred in 2024.

In 2025, 820,000 (2024: Nil; 2023: 270,000) outstanding share options granted to employees under the Company’s equity incentive plan have not been included in the calculation of diluted earnings per share because they are anti-dilutive.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

11.
Property, plant and equipment

	Freehold land RMB’000	Buildings and improvements RMB’000	Construction in progress RMB’000	Plant and machinery RMB’000	Office furniture, fittings and equipment RMB’000	Motor and transport vehicles RMB’000	Total RMB’000
Cost
At January 1, 2024	15,056	2,568,485	253,735	6,655,861	234,144	93,647	9,820,928
Additions	—	550	315,019	23,613	12,734	913	352,829
Disposals	—	—	—	(13,275)	(666)	(2,272)	(16,213)
Transfers	—	9,055	(264,976)	251,609	3,865	447	—
Write-off	—	(195)	(203)	(815)	(4,521)	(262)	(5,996)
Translation difference	123	2,862	20	1,277	1,110	63	5,455
At December 31, 2024 and January 1, 2025	15,179	2,580,757	303,595	6,918,270	246,666	92,536	10,157,003
Additions	—	3,294	514,724	23,054	15,027	4,120	560,219
Disposals	—	(1,363)	—	(33,100)	(1,655)	(5,907)	(42,025)
Transfers	—	39,133	(314,338)	270,749	2,989	1,467	—
Write-off	—	(2,778)	—	(41,849)	(3,623)	(256)	(48,506)
Translation difference	282	3,046	40	1,275	1,084	(7)	5,720
At December 31, 2025	15,461	2,622,089	504,021	7,138,399	260,488	91,953	10,632,411
Accumulated depreciation and impairment
At January 1, 2024	464	1,166,830	14,621	4,826,779	192,727	65,906	6,267,327
Charge for the year	—	90,890	—	368,070	19,439	4,867	483,266	*
Disposals	—	—	—	(12,794)	(610)	(2,119)	(15,523)
Write-off	—	(62)	(203)	(771)	(4,479)	(249)	(5,764)
Impairment loss	—	—	—	7,332	—	—	7,332
Translation difference	26	832	—	354	869	41	2,122
At December 31, 2024 and January 1, 2025	490	1,258,490	14,418	5,188,970	207,946	68,446	6,738,760
Charge for the year	—	88,399	—	340,267	18,324	2,766	449,756	*
Disposals	—	(590)	—	(30,183)	(1,571)	(5,531)	(37,875)
Write-off	—	(2,745)	—	(41,842)	(3,576)	(248)	(48,411)
Impairment loss	—	19	—	2,773	—	—	2,792
Translation difference	27	963	—	375	885	8	2,258
At December 31, 2025	517	1,344,536	14,418	5,460,360	222,008	65,441	7,107,280
Net book value
At December 31, 2024	14,689	1,322,267	289,177	1,729,300	38,720	24,090	3,418,243
At December 31, 2025	14,944	1,277,553	489,603	1,678,039	38,480	26,512	3,525,131
US$’000	2,159	184,543	70,723	242,393	5,558	3,830	509,206

* In 2025, RMB 10.0 million (US$1.4 million) (2024: RMB 19.2 million) were capitalized as development costs and RMB 2.4 million (US$0.4 million) (2024: RMB 1.4 million) were capitalized as capitalized contract cost.

In 2023, impairment loss of RMB 8.0 million and RMB 36.7 million were charged to the consolidated statement of profit or loss under “Cost of sales” and “Other operating expenses” respectively. In 2024 and 2025, impairment loss of RMB 7.3 million and RMB 2.8 million (US$0.4 million) were charged to the consolidated statement of profit or loss under “Cost of sales” respectively. The impairment loss is charged for the Group’s plant and equipment within the Yuchai segment that were not in use.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

12.
Investment property

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Cost
At January 1	33,647	33,574	4,850
Translation difference	(73)	384	55
At December 31	33,574	33,958	4,905
Accumulated depreciation
At January 1	29,544	29,401	4,247
Charge for the year	361	385	56
Translation difference	(504)	33	4
At December 31	29,401	29,819	4,307
Net carrying amount	4,173	4,139	598
Fair value	13,294	13,979	2,019
Consolidated statements of profit or loss:
Rental income from an investment property
- Minimum lease payments	156	165	24
Direct operating expenses (including repairs and maintenance) arising from the rental generating property	(668)	(715)	(103)

The Group is not restricted on the realizability of its investment property. The Group is in the process of planning to carry out major refurbishment of the entertainment complex for conversion into additional hotel and function rooms. The revised layout is still pending approval from the relevant authority. The entertainment complex is classified as investment property as it is still held to earn rental income and is being leased to third parties.

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

The following table shows information about fair value measurement of the investment property using significant unobservable inputs (Level 3):

	Valuation techniques	Unobservable input	Inter-relationship between key unobservable inputs and fair value measurement
2025	Market comparison and cost method	Comparable price: -RMB 71 to RMB 593 (US$10 to US$86) per square foot	The estimated fair value increases with higher comparable price

2024	Market comparison and cost method	Comparable price: -RMB 102 to RMB 570 per square foot	The estimated fair value increases with higher comparable price

China Yuchai International Limited

Notes to the Consolidated Financial Statements

13.
Intangible assets

	Goodwill	Technology Know-how	Development costs	Trademarks	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2024	218,311	1,427,160	484,059	169,811	2,299,341
Addition	—	—	204,271	—	204,271
Transfer	—	117,629	(117,629)	—	—
At December 31, 2024 and January 1, 2025	218,311	1,544,789	570,701	169,811	2,503,612
Addition	—	—	174,282	—	174,282
Transfer	—	297,527	(297,527)	—	—
At December 31, 2025	218,311	1,842,316	447,456	169,811	2,677,894
Accumulated amortization
At January 1, 2024	5,675	215,833	—	—	221,508
Amortization	—	201,420	—	—	201,420
At December 31, 2024 and January 1, 2025	5,675	417,253	—	—	422,928
Amortization	—	225,740	—	—	225,740
At December 31, 2025	5,675	642,993	—	—	648,668
Accumulated impairment
At January 1, 2024	—	126,700	—	—	126,700
Impairment losses	—	—	31,130	—	31,130
At December 31, 2024 and January 1, 2025	—	126,700	31,130	—	157,830
Impairment losses	—	47,101	70,176	—	117,277
At December 31, 2025	—	173,801	101,306	—	275,107
Net carrying amount
At December 31, 2024	212,636	1,000,836	539,571	169,811	1,922,854
At December 31, 2025	212,636	1,025,522	346,150	169,811	1,754,119
US$’000	30,715	148,137	50,002	24,529	253,383

Goodwill

Goodwill represents the excess of purchase consideration over fair value of net assets of businesses acquired.

Goodwill acquired through business combinations have been allocated to two cash-generating units for impairment testing as follows:

•
Yuchai manufacturing business.
•
Yulin Hotel. Goodwill allocated to Yulin Hotel was fully impaired in 2008.

Carrying amount of goodwill allocated to the cash-generating unit:

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Yuchai manufacturing business	212,636	212,636	30,715

Yuchai manufacturing business

The Group performs its impairment test annually. The recoverable amount was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to the cash flow projections was 14.2% (2024: 13.2%) and cash flows beyond the five-year period are extrapolated using a 1% growth rate (2024: 1%), a modest long-term growth rate after taking into consideration of industry outlook with management estimation. No impairment was identified for this unit.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

13.
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

Sensitivity to changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by 17.5% (2024: 10.3%) would result in impairment.

Discount rate – A rise in pre-tax discount rate to 20.9% (2024: 19.2%) would result in impairment.

With regard to the assessment of value in use of the Yuchai manufacturing business, management believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amount to materially fall below the carrying value of the unit.

Technology know-how

In 2023 and 2024, management believed that there was no indicator for impairment. Also, having considered that there was no significant change in the market demand and economic environment which will have a favorable effect to the recoverable amount of the intangible asset, management had concluded that no reversal of impairment was necessary in 2023 and 2024.

In 2025, the Group recognized impairment losses of RMB 47.1 million (US$6.8 million) (2024: Nil) in the income statement under the line item “Cost of sales” on technology know‑how relating to on‑road light‑duty engine due to a decline in market demand.

In 2025, the development of certain engine platform relating to National VI and Tier 4 and new energy system were completed, and the related development costs amounting to RMB 297.5 million (US$43.0 million) (2024: RMB 117.6 million) were transferred from development costs to technology know-how, and amortization were charged accordingly based on the Group’s policy.

Development costs

During 2024 and 2025, the Group has capitalized development costs of RMB 204.3 million and RMB 174.3 million (US$25.2 million) respectively, mainly for new engines that comply with National VI/VI(b) and Tier 3/4 emission standards. As of December 31, 2025, the total capitalized development costs are RMB 346.2 million (US$50.0 million) (2024: RMB 539.6 million). These development costs relate to on-going development efforts, and accordingly, are not yet available for use, and therefore no amortization charges were recorded.

The Group performs an annual impairment test on the development costs that are not available for use. In 2025, the Group recognized impairment losses of RMB 70.2 million (US$10.1 million) (2024: RMB 31.1 million; 2023: Nil) in the consolidated statement of profit or loss under “Research and development expenses” in respect of development costs of a discontinued research and development projects.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

13.
Intangible assets (cont’d)

Development costs (cont’d)

The recoverable amount was determined based on its value in use using the discounted cash flow approach. Cash flows were projected based on historical growth, past experience and management best estimation of future business outlook. In 2025, the Group used 5-8 years (2024: 5-8 years) forecast which were based on the updated financial budgets approved by the senior management with no terminal value. Apart from the discontinued R&D projects, there is no impairment charge in relation to the other on-going R&D developments.

Key assumptions used in estimation of value in use were as follows:

•
Profit from operation – Profit from operation is based on management’s estimate with reference to historical revenue generated, growth rate and estimation of future business outlook. In 2025, Management's view on revenue growth year-on-year from 2026 to 2030 took into consideration of industry outlook and global economy. Management expected a continued growth in new energy products in the market according to industry trends.
•
Discount rate – Discount rate reflects management’s estimate of the risks specific to the cash-generating unit and is estimated based on weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the cash-generating unit is obliged to service. This rate is weighted according to the optimal debt/equity structure arrived on the basis of the capitalization structure of the peer group. The Group has applied a pre-tax discount rate of 15.2% (2024: 15.0%).

Sensitivity to changes in assumptions

The implications of the key assumptions for the recoverable amount are discussed below:

Profit from operation – A decreased demand can lead to a decline in profit from operation. A decrease in demand by 15.5% (2024: 27.5%) would result in impairment.

Discount rate – A rise in pre-tax discount rate to 22.7% (2024: 20.3%) would result in impairment.

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

In 2024 and 2025, the Group performed an annual impairment review by taking Yuchai as a cash–generating unit. Using the same cash flow projection and assumptions for goodwill impairment test disclosed above, management concluded that no impairment charge is to be recognized in 2024 and 2025.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

14.
Inventories

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Raw materials and consumables	2,122,239	2,452,349	354,242
Work in progress	24,577	25,078	3,623
Finished goods	2,507,632	3,088,062	446,071
Total inventories at the lower of cost and net realizable value	4,654,448	5,565,489	803,936

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Inventories recognized as an expense in cost of sales	13,444,277	13,685,522	17,425,694	2,517,145
Inclusive of the following charge/(credit):
- Inventories written down	77,466	122,106	125,416	18,116
- Reversal of write-down of inventories	(27,447)	(63,338)	(35,331)	(5,104)

The reversal of write-down of inventory was made when the related inventories were sold above their carrying value or consumed for production.

15.
Trade and other receivables

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Trade receivables, gross	1,595,145	2,594,358	374,756
Less: Allowance for expected credit losses	(227,133)	(262,583)	(37,930)
Net trade receivables (Note 7.2)	1,368,012	2,331,775	336,826
Bills receivable (i)	7,209,989	8,546,448	1,234,536
Total (Note 33, Note 36)	8,578,001	10,878,223	1,571,362
Amounts receivable:
- joint ventures (trade)	103,819	73,903	10,675
Less: Impairment losses – joint venture (trade)	(2,561)	(11,874)	(1,715)
- associates and joint ventures (non-trade)	12,725	1,527	221
Less: Impairment losses – joint venture (non-trade)	(10,456)	—	—
- related parties (trade)	129,809	65,125	9,407
- related parties (non-trade)	9,376	18,422	2,661
Grant receivables	76,900	42,000	6,067
Sales consideration on disposal of a subsidiary due from the acquirer	5,212	—	—
Others	80,188	40,307	5,822
Less: Impairment losses – other receivables	(7,710)	(7,710)	(1,114)
Other receivables carried at amortized cost (Note 36)	397,302	221,700	32,024
Tax recoverable	143,463	233,018	33,660
Advances paid to suppliers	153,488	221,990	32,067
Right of return assets	117,836	101,281	14,630
Others	26,371	2,357	340
Net other receivables	838,460	780,346	112,721
Total trade and other receivables	9,416,461	11,658,569	1,684,083

China Yuchai International Limited

Notes to the Consolidated Financial Statements

15.
Trade and other receivables (cont’d)

Note:

(i)
As of December 31, 2025, bills receivable includes bills received from joint ventures and related parties amounted to RMB 25.8 million (US$3.7 million) (2024: RMB 1.3 million) and RMB 58.5 million (US$8.4 million) (2024: RMB 1.1 million) respectively.

As of December 31, 2025, no bills receivable was pledged to secure bank facilities (2024: RMB 16.4 million) (Note 27).

Trade receivables are non-interest bearing and are generally on 60 - 90 days’ credit term. They are recognized at their original invoice amounts, net of sales rebates in the financial year.

Non-trade balance due from associates, joint ventures and other related parties are unsecured, interest-free, and repayable on demand.

Movement in the allowance for expected credit losses of trade and other receivables is as follows:

	31.12.2024 RMB’000	31.12.2025 RMB’000	31.12.2025 US$’000
At January 1	62,604	247,860	35,803
Charge to consolidated statement of profit or loss (under “Selling, general and administrative expenses”)	185,523	34,307	4,956
Written off	(267)	—	—
At December 31	247,860	282,167	40,759

As of December 31, 2024 and 2025, the Group wrote off trade receivables amounting to RMB 21.5 million and RMB Nil (US$ Nil) respectively, relating to amount due from specific customers.

As of December 31, 2024 and 2025, outstanding bills receivable discounted with banks for which the Group retained a recourse obligation totaled RMB 1.0 billion and RMB 764.6 million (US$110.4 million) respectively. All bills receivable discounted have contractual maturities within 12 months at time of discounting.

As of December 31, 2024 and 2025, outstanding bills receivable endorsed to suppliers with recourse obligation were RMB 1.4 billion and RMB 2.7 billion (US$390.6 million) respectively.

For terms and conditions relating to related parties, refer to Note 30.

16.
Cash and bank balances

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Current
Cash and cash equivalents	5,915,916	7,531,723	1,087,959
Short-term bank deposits (i)	397,187	319,844	46,202
Restricted cash	120,490	61,516	8,886
	6,433,593	7,913,083	1,143,047
Cash and short-term bank deposits	6,433,593	7,913,083	1,143,047

Cash and cash equivalents comprise the following at December 31:

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Cash at banks and on hand	5,517,049	7,029,054	1,015,348
Short-term bank deposits (ii)	398,867	502,669	72,611
Cash and cash equivalents	5,915,916	7,531,723	1,087,959

China Yuchai International Limited

Notes to the Consolidated Financial Statements

16.
Cash and bank balances (cont’d)

Note:

(i)
This short-term bank deposits relate to bank deposits with initial maturities of more than three months and subject to more than insignificant risk of changes in value upon withdrawal before maturity. The interest rate of these bank deposits as of December 31, 2025 for the Group ranged from 1.3% to 4.0% (2024: 2.4% to 5.5%).
(ii)
This relates to the short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The interest rate of the deposits as of December 31, 2025 for the Group ranged from 0.9% to 4.1% (2024: 2.3% to 4.9%).

As at December 31, 2025, there are fixed deposits of RMB 101.4 million (US$14.6 million) held with a related party (2024: RMB 51.1 million).

As of December 31, 2025, the Group’s restricted cash of RMB 61.0 million (US$8.8 million) was used as collateral by the banks for the issuance of bills to suppliers and RMB 0.5 million (US$0.1 million) was frozen by the court due to lawsuit involving a dispute between Yuchai and supplier.

As of December 31, 2024, the Group’s restricted cash of RMB 93.4 million was used as collateral by the banks for the issuance of bills to suppliers, RMB 8.6 million was pledged to secure bank facilities (Note 27) and RMB 18.4 million was deposited in a joint signatory account with the acquirer of Suzhou Reman as retention money which was subsequently released in 2025.

As of December 31, 2024 and 2025, the Group had RMB 542.5 million and RMB 539.1 million (US$77.9 million) respectively, of undrawn borrowing facilities in respect of which all conditions precedent had been met.

17.
Leases

Group as a lessee

The Group has lease contracts for land, motor vehicles, office space and staff accommodations used in its operations. These leases are generally with lease term of more than 1 year to 12 years.

The Group also has certain leases of office space and staff accommodations with lease terms of 12 months or less and leases of low-value assets. The Group has applied the “short-term leases” and “lease of low-value assets” recognition exemptions for these leases.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the year.

	Leasehold land RMB’000		Building and office space RMB’000	Office furniture, fittings and equipment RMB’000	Motor vehicles RMB’000	Total RMB’000	Total US$’000
At January 1, 2024	248,437		48,786	36	1,186	298,445	43,110
Addition	—		55,196	—	152	55,348	7,995
Depreciation	(11,371)		(38,963)	(7)	(120)	(50,461)	(7,289)
Termination	—		(1,353)	—	—	(1,353)	(195)
Translation difference	—		34	—	—	34	5
At December 31, 2024 and January 1, 2025	237,066		63,700	29	1,218	302,013	43,626
Addition	35,210	*	54,645	—	187	90,042	13,007
Depreciation	(10,924)		(37,776)	(15)	(146)	(48,861)	(7,058)
Translation difference	—		40	—	—	40	5
At December 31, 2025	261,352		80,609	14	1,259	343,234	49,580

* Included an amount of RMB 29.0 million (US$4.2 million) prepaid in 2024.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

17.
Leases (cont’d)

Group as a lessee (cont’d)

Set out below are the carrying amounts of lease liabilities and the movements during the year:

	2024	2025	2025
	RMB’000	RMB’000	US$’000
At January 1	49,281	63,231	9,134
Additions	55,348	57,137	8,253
Accretion of interest (Note 8.3)	1,714	2,016	291
Payments	(41,752)	(44,794)	(6,470)
Termination	(1,353)	—	—
Translation difference	(7)	82	12
At December 31	63,231	77,672	11,220
Current (Note 26)	32,973	35,667	5,152
Non-current (Note 26)	30,258	42,005	6,068
Total	63,231	77,672	11,220

The following are the amounts recognized in profit of loss:

	2024	2025	2025
	RMB’000	RMB’000	US$’000
Depreciation charge for right-of-use assets	50,461	48,861	7,058
Interest expenses on lease liabilities (Note 8.3)	1,714	2,016	291
Expenses relating to short-term leases and low-value assets (included in selling, general and administrative expenses and research and development expenses)	21,458	32,123	4,640
Total amount recognized in profit or loss	73,633	83,000	11,989

In 2025, the Group had total cash outflows for the repayment of leases and acquisition of right-of-use assets of RMB 76.9 million (US$11.1 million) (2024: RMB 63.2 million) and RMB 3.9 million (US$ 0.6 million) (2024: RMB 29.0 million prepayment) respectively. The Group also had non-cash additions to right-of-use assets and lease liabilities of RMB 57.1 million (US$8.3 million) in 2025 (2024: RMB 55.3 million). The future cash outflows relating to leases that have not yet commenced are disclosed in Note 31.

Group as a lessor

The Group has entered into operating leases on some of its assets, including surplus offices and warehouses. These leases have terms between 1 to 20 years. Rental income recognized by the Group during the year is RMB 30.3 million (US$4.4 million) (2024: RMB 30.9 million).

Future minimum rental receivables under non-cancellable operating leases as of 31 December are as follows:

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Within 1 year	14,156	13,041	1,884
After 1 year but within 5 years	41,106	33,007	4,768
More than 5 years	37,051	32,572	4,705
	92,313	78,620	11,357

China Yuchai International Limited

Notes to the Consolidated Financial Statements

18.
Issued capital

	31.12.2024	31.12.2025
	thousands	thousands
Issued capital
Authorized shares
Ordinary share of par value US$ 0.10 each	100,000	100,000

	Number of shares	RMB’000
Ordinary shares issued and fully paid
At January 1, 2024, December 31, 2024 and December 31, 2025	40,858,290	2,081,138
US$’000		300,621

	31.12.2024		31.12.2025		31.12.2025
	RMB’000		RMB’000		US$’000
Special share issued and fully paid
One special share issued and fully paid at US$ 0.10 per share		*		*		*

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

19.
Treasury shares

	2024	2025	2025
	RMB’000	RMB’000	US$’000
At January 1	—	285,561	41,249
Addition	285,561	—	—
At December 31	285,561	285,561	41,249

In 2024, the Company purchased 3,339,968 of its ordinary shares by way of open market transactions at prevailing market prices and privately negotiated transactions. The total amount paid to purchase the shares was approximately RMB 285.6 million and this was presented as a component within equity attributable to equity holders of the Company.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

20.
Dividends declared and paid

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Declared and paid during the year
Dividends on ordinary shares:
Final dividend paid in 2025: US$ 0.53 per share (2024: US$ 0.38 per share)	101,647	142,852	20,635
Dividend paid in cash	101,647	142,852	20,635

21.
Reserves

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Statutory reserve
Statutory general reserve (i)
At January 1	356,018	418,243	60,415
Transfer from retained earnings	62,225	98,742	14,263
Dilution of interest in subsidiary	—	(366)	(52)
Conversion of a subsidiary to a joint stock limited company	—	(112,089)	(16,191)
At December 31	418,243	404,530	58,435
General surplus reserve (ii)
At January 1 and December 31	25,706	25,706	3,713
Total	443,949	430,236	62,148

Capital reserves (iii)
At January 1	(18,236)	(18,236)	(2,634)
Conversion of a subsidiary to a joint stock limited company	—	431,476	62,326
Acquisition of non-controlling interest without change in control	—	(44)	(6)
At December 31	(18,236)	413,196	59,686

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
(iii)
Capital reserves consist of reserve resulted from (i) a capital transaction in 2015, (ii) the put option granted to the non-controlling interests of Yuchai’s subsidiary in 2022 and 2023 (further details are given in Note 29) and (iii) conversion of a subsidiary into a joint stock limited company represents the excess of net assets over the registered capital of the joint stock limited company as at date of conversion. Upon conversion, equity components under the previous limited liability company were converted into registered capital and capital reserve of the new joint stock limited company.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

21.
Reserves (cont’d)

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Other components of equity
Foreign currency translation reserve (i)	(15,056)	(19,801)	(2,860)
Performance shares reserve (ii)	25,461	49,071	7,088
Premium paid for acquisition of non-controlling interests	(26,466)	(24,786)	(3,580)
Fair value reserve of financial assets at FVOCI (iii)	(20,342)	(16,203)	(2,341)
Total	(36,403)	(11,719)	(1,693)

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
22.
Share-based payment

By the Company

China Yuchai International Limited 2014 Equity Incentive Plan (the “2014 Equity Incentive Plan”)

The 2014 Equity Incentive Plan was approved by the Board of Directors of the Company on May 10, 2014 for a duration of 10 years. The share options granted under the 2014 Equity Incentive Plan expired in July 2024. In 2023 and 2024, there was no share-based payment expense arising from the 2014 Equity Incentive Plan.

China Yuchai International Limited 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”)

The 2025 Equity Incentive Plan was approved by the Board of Directors of the Company on May 16, 2025 for a duration of 10 years.

All options granted under the 2025 Equity Incentive Plan are subject to a vesting schedule as follows:

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

22.
Share-based payment (cont’d)

Movements during the year

The following table illustrates the number and exercise prices of, and movements in share options during the year:

		Number			Number	Number	Number
	Exercise	of options		Options	of options	of options	of options
	price	outstanding	Options	cancelled/	outstanding	exercisable	exercisable
Date	per	at	granted	lapsed	at	at	at
of	share	January 1,	during	during	December 31,	January 1,	December 31,	Exercise
grant	(US$)	2025	the year	the year	2025	2025	2025	period
9/8/2025	26.03	—	700,000	(80,000)	620,000	—	—	9/8/2026 to 8/8/2035
2/12/2025	35.36	—	200,000	—	200,000	—	—	2/12/2026 to 1/12/2035
		—	900,000	(80,000)	820,000	—	—

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

Fair value of share options and assumptions

Date of grant of options	On August 9, 2025	On December 2, 2025
Fair value at measurement date (US$)	11.91 - 12.65	13.91 - 15.02
Share price (US$)	26.03	35.36
Exercise price (US$)	26.03	35.36
Expected volatility (%)	46.20 - 52.77	48.24 - 55.12
Expected option life (years)	3.5 – 5.5	3.5 – 5.5
Expected dividends (%)	1.68 - 1.79	1.39 - 1.47
Risk-free interest rate (%)	3.45 - 3.52	3.33 - 3.42

The exercise price for the share options outstanding as of December 31, 2025 was US$26.03 dollar for first grant and US$35.36 dollar for the second grant.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2025 was 9.7 years.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

22.
Share-based payment (cont’d)

By the Subsidiaries

Guangxi Yuchai Machinery Company Limited Equity Holding Scheme (the “Yuchai Equity Scheme”) and Guangxi Yuchai Marine and Genset Power Co., Ltd Incentive Scheme (the “MGP Incentive Scheme”) (collectively, the “Two Schemes”)

The Two Schemes was approved by the shareholders of Yuchai on June 20, 2024. Yuchai Equity Scheme is administrated by Yuchai’s Remuneration Committee (“Yuchai RC”), and MGP Incentive Scheme is administrated by the MGP’s Board of Directors.

The salient terms of the Two Schemes are as follows:

(i)
participants of the Two Schemes were awarded interests in MGP on June 26, 2024 such that the registered capital of MGP was increased by an aggregate amount of RMB 28.0 million which corresponded to approximately 6.54% interest in the enlarged registered capital of MGP (the “MGP Interest”) and participants of the Two Schemes contributed an aggregate amount of RMB 82.9 million at the price of RMB 2.96 per RMB 1.00 registered capital in cash;
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
(iv)
the MGP Interest is held by separate partnership vehicles established by the participants of the Two Schemes (“MGP Partnership Interest”). Although all partners in each of the partnership vehicles including Yuchai have the right (but not the obligation) to buy the MGP Partnership Interests in that partnership vehicle under a special scenario, should Yuchai buy any MGP Partnership Interests in any partnership vehicle, it has to transfer to newly identified employees approved by the Yuchai RC (as regards to the Yuchai Equity Scheme) or the MGP’s Board of Directors(as regards to the MGP Incentive Scheme) within six months.
(v)
restrictions on the partnership vehicles which hold the MGP Interest include (a) a lock-up period commencing on the date of issuance of the MGP Interest and a moratorium period ending (ai) in the event that MGP undertakes a public listing, three years after such listing; or (aii) in the event that MGP does not undertake a public listing, ten years; (b) the partnership vehicles are to vote on all matters proposed at shareholders’ meetings of MGP in the same manner as Yuchai; (c) transfer/sale/mortgage/gift restrictions on MGP Partnership Interests; (d) save for five key employees who are also the general partners of the partnership vehicles may continue to hold their MGP Partnership Interests upon retirement, MGP Partnership Interests must be transferred in accordance with the agreed terms and to approved person under certain special scenarios including death, termination/resignation/divorce and dismissal; and
(vi)
the partnership vehicles have the right to distributions declared and made by MGP upon the issuance of the MGP Interest.

Following the awards of the MGP Interest, the Group’s effective equity interest in MGP decreased from 76.4% to 71.4% as at December 31, 2024.

In 2025, Yuchai’s interest in MGP increased by 0.55% following the acquisition of MGP Partnership Interest from a participant who withdrew from the Yuchai Equity Scheme (Note 4). As a result, the Group's effective interest in MGP increased from 71.4% to 71.8% as at December 31, 2025. The ownership of the acquired MGP Partnership Interest is subject to the terms of the Yuchai Equity Scheme.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

22.
Share-based payment (cont’d)

By the Subsidiaries (cont’d)

Guangxi Sky Cloud Technology Co., Ltd Equity Incentive Plan (the “Sky Cloud Equity Plan”)

The Sky Cloud Equity Plan was approved by the shareholders of Yuchai on March 21, 2025. It is administrated by Yuchai RC.

The salient terms of the Sky Cloud Equity Plan are as follows:

(i)
participants would be awarded interests in Sky Cloud in two phases such that the registered capital of Sky Cloud would be increased by an aggregate of RMB 1.25 million which corresponds to approximately 20.0% interest in the enlarged registered capital of Sky Cloud (the “Sky Cloud Interest”).
(ii)
the Sky Cloud Interest will be granted in two phases. Participants of Phase One will contribute an aggregate amount of RMB 1.1 million (US$ 0.2 million) at a subscription price of RMB 1 per RMB 1 registered capital of Sky Cloud. The remaining Sky Cloud Interest will be granted in Phase Two at a subscription price of 80% of the latest audited net assets value or RMB 1 (whichever is higher) per RMB 1 registered capital of Sky Cloud.
(iii)
participants of the Sky Cloud Share Scheme are employees and senior officers (who may also be directors) of Sky Cloud.
(iv)
the Sky Cloud Interest is held by separate partnership vehicles established by the participants of the Sky Cloud Equity Plan (“Sky Cloud Partnership Interest”). Phase One of the Sky Cloud Interest has been awarded on April 27, 2025. Phase Two of the Sky Cloud Interest will be awarded no later than June 30, 2027. Although all partners in each of the partnership vehicles including Yuchai have the right (but not the obligation) to buy the Sky Cloud Partnership Interests in that partnership vehicle under a special scenario, should Yuchai buy any Sky Cloud Partnership Interests in any partnership vehicle, it has to transfer to newly identified employees approved by the Yuchai RC within six months.
(v)
restrictions on the partnership vehicles which hold the Sky Cloud Interest include (a) a lock-up period commencing on the date of issuance of the Sky Cloud Interest and a moratorium period ending (ai) in the event that Sky Cloud undertakes a public listing, three years after such listing; or (aii) in the event that Sky Cloud does not undertake a public listing, ten years; (b) the partnership vehicles are to vote on all matters proposed at shareholders’ meetings of Sky Cloud in the same manner as Yuchai; (c) transfer/sale/mortgage/gift restrictions on the Sky Cloud Partnership Interests; (d) save for one key employee (being also the general partner of the partnership vehicles) who may continue to hold his Sky Cloud Partnership Interests upon retirement provided that he shall be converted into a limited partner. The Sky Cloud Partnership Interests must be transferred in accordance with the agreed terms and to approved person under certain special scenarios including death, termination/resignation/divorce and dismissal; and
(vi)
the partnership vehicles have the right to distributions declared and made by Sky Cloud upon the issuance of the Sky Cloud Interest

Following the awards of Sky Cloud Interest, the Group’s effective equity interest in Sky Cloud decreased from 76.4% to 62.8% as at December 31, 2025.

The expense recognized for employee services received during the year is shown in the following table:

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Expense arising from equity-settled share-based payment transactions	7,829	27,487	3,971

China Yuchai International Limited

Notes to the Consolidated Financial Statements

23.
Trade and other payables

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Current
Trade payables	4,361,810	6,160,186	889,841
Bills payables (i)	3,730,333	4,508,045	651,188
Other payables	348,856	588,579	85,020
Accrued expenses	216,674	307,173	44,371
Accrued staff costs	642,081	1,049,827	151,648
Refund liabilities	442,577	776,950	112,231
Dividend payable	44,005	46,418	6,705
Amount due to:
- joint ventures (trade)	49,898	330,654	47,763
- joint ventures (non-trade)	4	35	5
- related parties (trade)	357,714	649,146	93,769
- related parties (non-trade)	36,772	4,589	663
Financial liabilities carried at amortized cost (Note 33, Note 36)	10,230,724	14,421,602	2,083,204
Advance from customers	592	294	42
Other tax payable	62,435	71,844	10,378
Total trade and other payables	10,293,751	14,493,740	2,093,624

(i)
As of December 31, 2025, the bills payables include bills payable to joint ventures and other related parties amounted to RMB 242.1 million (US$35.0 million) (2024: RMB 30.1 million) and RMB 822.3 million (US$118.8 million) (2024: RMB 597.1 million) respectively.
(ii)
Terms and conditions of the above financial liabilities:
•
Trade and other payables are non-interest bearing and are normally settled on agreed credit terms ranging from 60 to 90 day terms.
•
The non-trade balances due to joint ventures and related parties are unsecured, interest-free and repayable on demand.

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Non-current
Other payables (i) (Note 33, Note 36)	171,768	151,862	21,936

(i)
This relates to accrual for bonus, which is non-interest bearing and not expected to be settled within next 12 months.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

24.
Provisions

	Provision for warranty	Provision for warranty
	RMB’000	US$’000
At January 1, 2024	256,080	36,991
Provision made	626,255	90,463
Provision utilized	(493,770)	(71,325)
At December 31, 2024 and January 1, 2025	388,565	56,129
Provision made	694,016	100,251
Provision utilized	(579,096)	(83,651)
At December 31, 2025	503,485	72,729

25.
Contract liabilities

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Unfulfilled service-type maintenance services	145,321	135,771	19,612
Advance from customer	485,362	858,550	124,017
Total	630,683	994,321	143,629
Current	582,592	954,955	137,943
Non-current	48,091	39,366	5,686
Total contract liabilities (Note 7.2)	630,683	994,321	143,629

26.
Lease liabilities

	Interest rate	Maturity	31.12.2024
	%		RMB’000
Current (Note 17)	2.4 - 6.7	2025	32,973
Non- current (Note 17)	1.3 - 6.7	2026-2036	30,258

	Interest rate	Maturity	31.12.2025	31.12.2025
	%		RMB’000	US$’000
Current (Note 17)	1.3 - 6.7	2026	35,667	5,152
Non- current (Note 17)	2.7 - 6.7	2027-2045	42,005	6,068

China Yuchai International Limited

Notes to the Consolidated Financial Statements

27.
Loans and borrowings

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Current
Unsecured bank loans	1,851,800	2,000,020	288,903
Secured bank loans	20,000	—	—
	1,871,800	2,000,020	288,903

Non-current
Unsecured bank loans	638,000	20,000	2,889

Terms and conditions of outstanding loans and borrowings are as follows:

	Weighted average interest rate	Maturity	31.12.2024
	%		RMB’000
Secured bank loans:
- Renminbi fixed rate loans	0.6	2025	20,000

Unsecured bank loans:
- Renminbi fixed rate loans	2.1	2025	1,591,800
- Renminbi floating rate loans	2.7	2025-2026	898,000
			2,489,800

	Weighted average interest rate	Maturity	31.12.2025	31.12.2025
	%		RMB’000	US$’000
Unsecured bank loans:
- Renminbi fixed rate loans	2.0	2026	1,500,070	216,685
- Renminbi floating rate loans	2.3	2026-2027	519,950	75,107
			2,020,020	291,792

S$30.0 million credit facility with DBS Bank Ltd (“DBS”)

On June 25, 2021, the Company entered into an uncommitted revolving credit facility agreement with DBS with an aggregate value of S$30.0 million. The facility may be used to finance the Group general working capital requirements. Among other things, the terms of the facility required that at all times (i) the Company retains at least 76.4% ownership in Yuchai, (ii) HLA retains ownership of the special share, directly or indirectly retains at least 35% ownership of the Company and that the Company remains a subsidiary of HLA, and (iii) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also included certain financial covenants with respect to the Company’s consolidated tangible net worth (as defined in the agreement) not being less than US$400 million, and the ratio of the consolidated total debt (as defined in the agreement) to consolidated tangible net worth not exceeding 1.0 times.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

27.
Loans and borrowings (cont’d)

S$30.0 million credit facility with MUFG Bank Ltd, Singapore Branch (“MUFG”)

On August 18, 2023, the Company entered into an uncommitted and unsecured multi-currency short-term loan agreement with MUFG for an aggregate value of S$30.0 million. The facility may be used to finance the Company’s general working capital requirements. Among other things, the terms of the facility required that at all times (i) HLA maintain legal and beneficial ownership of at least 7,290,000 issued and paid-up shares in the Company, and retains ownership of the special share in the Company, (ii) the Company remains a consolidated subsidiary of HLA, (iii) the Company directly or indirectly retains at least 76.4% ownership in Yuchai, and (iv) HLGE remains listed on the Main Board of Singapore Exchange. The terms of the facility also include certain financial covenants with respect to the Company’s tangible net worth (as defined in the agreement) not being less than US$120 million at all times and the ratio of the Company’s total net debt (as defined in the agreement) to tangible net worth not exceeding 2.0 times at all times, as well as negative pledge provisions and customary drawdown requirements.

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

28.
Deferred grants

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
At January 1	459,958	494,847	71,481
Received during the year	182,232	182,746	26,398
Grant disbursed to partner of joint project	(25,450)	(35,183)	(5,082)
Released to consolidated statement of profit or loss	(121,893)	(64,130)	(9,264)
At December 31	494,847	578,280	83,533

Non-current	494,847	578,280	83,533
	494,847	578,280	83,533

29.
Other financial liability

In November 2022, Yuchai Simlan received RMB 50.0 million from an investor for its 9.1% of shareholding in Yuchai Simlan. In February 2023, Yuchai Simlan received another RMB 20.0 million from two new investors for its 3.2% of shareholding in Yuchai Simlan. At the same time, Yuchai has granted a put option to these investors (non-controlling interest of its subsidiary company, Yuchai Simlan). These options may be exercised at cost plus agreed interests (based on a fixed interest rate) if certain conditions are not met by end of 2027. Accordingly, the Group recognized a financial liability based on the present value of the amount payable upon exercise of the put. A corresponding capital reserve was recognized (Note 21).

China Yuchai International Limited

Notes to the Consolidated Financial Statements

30.
Related party disclosures

The ultimate parent

As of December 31, 2025, the controlling shareholder of the Company, HLA, indirectly owned 18,270,965, or 48.7% (2024: 18,270,965, or 48.7%), of the ordinary shares (net of treasury shares) in the capital of the Company, as well as a special share that entitles it to elect a majority of directors of the Company. The immediate and ultimate holding companies of HLA are Hong Leong Corporation Holdings Pte Ltd and Hong Leong Investment Holdings Pte. Ltd. respectively.

In 2025, there were transactions other than dividends paid, between the Group and HLA of RMB 0.7 million (less than US$0.1 million) (2024: RMB 0.6 million; 2023: RMB 0.5 million). The transaction relates to consultancy fees charged by HLA.

Entity with significant influence over the Group

As of December 31, 2025, GY through Coomber Investment Ltd. owned 20.1% (2024: 20.1%) of the ordinary shares in the capital of the Company.

The following provides the significant transactions that have been entered into with related parties for the relevant financial year.

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Sales of engines, components and parts
- associates and joint ventures	924,971	974,112	983,923	142,128
- GY and its affiliates	2,034,304	2,120,542	557,549	80,538
Purchase of components, parts, supplies and engines
- associates and joint ventures	1,614,814	1,683,296	2,029,233	293,123
- GY and its affiliates	1,804,457	1,927,305	2,581,826	372,945
Hospitality, restaurant, consultancy and other service income charged to
- a joint venture	18,427	11,536	9,738	1,407
- GY and its affiliates	18,023	25,521	39,040	5,639
Service charge charged by
- joint ventures	2,094	833	5,948	859
Rental income
- joint ventures	3,834	2,914	2,931	423
- GY and its affiliates	12,227	12,657	12,636	1,825
Sales of an intangible asset to a joint venture	101,390	—	—	—
Sales of machineries & equipment to a joint venture	—	—	3,164	457
Property management service expenses
- GY and its affiliates	24,668	22,873	24,252	3,503
Selling, general and administrative expenses
- GY and its affiliates	34,178	98,486	115,073	16,622
- HLA and its affiliates	9,194	8,968	3,648	527
Delivery, storage, distribution and handling expenses
- GY and its affiliates	212,566	183,020	210,078	30,346
Payment for lease liabilities
- GY and its affiliates	19,615	19,225	25,161	3,635

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

30.
Related party disclosures (cont’d)

Compensation of key management personnel of the Group

	31.12.2023	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	RMB’000	US$’000
Short-term employee benefits	30,147	34,625	41,371	5,976
Share-based payment	—	952	13,074	1,889
Contribution to defined contribution plans	305	315	328	47
	30,452	35,892	54,773	7,912

The non-executive directors do not receive pension entitlements from the Group.

31.
Commitments and contingencies

Operating lease commitments - Group as lessee

The Group has various lease contracts that have not yet commenced as of December 31, 2025. The future lease payments for these non-cancellable lease contracts are as follows:

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Within 1 year	—	134	19
After 1 year but within 5 years	—	—	—
After 5 years	—	—	—
	—	134	19

Capital commitments

As of December 31, 2024 and 2025, the Group had capital expenditure (mainly in respect of property, plant and equipment) contracted for but not paid and not recognized in financial statements amounting to RMB 310.7 million and RMB 229.3 million (US$33.1 million) respectively. The Group’s share of joint venture’s capital commitment is disclosed in Note 6.

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

Year ended December 31, 2023	Yuchai	HLGE	Corporate		Eliminations/ adjustment	Consolidated financial statements
	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000
Revenue
Total external revenue (Note 7.1)	18,015,280	31,069	—		—	18,046,349
Results
Interest income	108,792	9,545	35,792		—	154,129
Interest expense	(95,483)	(42)	(62)		—	(95,587)
Depreciation and amortization	(659,426)	(4,934)	(705)		—	(665,065)
Gain on disposal of a subsidiary	113,042	—	—		—	113,042
Share of results of associates and joint venture	62,041	37	—		—	62,078
Income tax expense	(131,021)	(535)	(16,940)	(i)	—	(148,496)
Other material non-cash items
Impairment of property, plant and equipment	(44,667)	—	—		—	(44,667)
Impairment of trade and other receivables	(23,832)	(26)	—		—	(23,858)
Segment profit after tax	431,697	9,534	(17,931)		(444)	422,856
Total assets	24,579,069	423,968	2,258,575		(1,503,994)	25,757,618
Total liabilities	(13,486,829)	(11,307)	(86,787)	(ii)	2,930	(13,581,993)
Others
Investment in joint ventures	235,558	1,671	—		—	237,229
Capital expenditure	176,782	2,059	35		—	178,876

Year ended December 31, 2024	Yuchai	HLGE	Corporate		Eliminations/ adjustment	Consolidated financial statements
	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000
Revenue
Total external revenue (Note 7.1)	19,102,797	30,778	—		—	19,133,575
Results
Interest income	91,649	10,243	31,748		—	133,640
Interest expense	(73,961)	(21)	(57)		—	(74,039)
Depreciation and amortization	(708,986)	(5,103)	(741)		—	(714,830)
Share of results of associates and joint venture	101,564	(16)	—		—	101,548
Income tax expense	(109,613)	(889)	(18,296)	(i)	—	(128,798)
Other material non-cash items
Impairment of property, plant and equipment	(7,332)	—	—		—	(7,332)
Impairment of intangible assets	(31,130)	—	—		—	(31,130)
Impairment of trade and other receivables	(185,534)	11	—		—	(185,523)
Segment profit after tax	516,257	8,842	(33,525)		168	491,742
Total assets	26,113,702	437,971	2,000,776		(1,504,355)	27,048,094
Total liabilities	(14,655,119)	(11,652)	(85,218)	(ii)	3,460	(14,748,529)
Others
Investment in joint ventures	338,568	11	—		—	338,579
Capital expenditure	349,696	2,129	1,004		—	352,829

China Yuchai International Limited

Notes to the Consolidated Financial Statements

32.
Segment information (cont’d)

Year ended December 31, 2025	Yuchai	HLGE	Corporate		Eliminations/ adjustment	Consolidated financial statements	Consolidated financial statements
	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000	US$’000
Revenue
Total external revenue (Note 7.1)	24,625,748	36,024	—		—	24,661,772	3,562,398
Results
Interest income	73,394	8,243	18,950		—	100,587	14,530
Interest expense	(55,638)	(88)	(21)		—	(55,747)	(8,053)
Depreciation and amortization	(706,026)	(5,384)	(957)		—	(712,367)	(102,902)
Share of results of associates and joint venture	111,073	(10)	—		—	111,063	16,043
Income tax expense	(294,763)	(698)	(34,221)	(i)	—	(329,682)	(47,623)
Other material non-cash items							—
Impairment of property, plant and equipment	(2,792)	—	—		—	(2,792)	(403)
Impairment of intangible assets	(117,277)	—	—		—	(117,277)	(16,941)
Impairment of trade and other receivables	(34,323)	16	—		—	(34,307)	(4,956)
Segment profit after tax	873,588	8,105	(56,116)		(15,076)	810,501	117,077
Total assets	30,998,084	456,435	2,009,326		(1,505,344)	31,958,501	4,616,412
Total liabilities	(18,946,268)	(11,871)	(106,787)	(ii)	2,044	(19,062,882)	(2,753,637)
Others
Investment in associates	310,929	266	—		—	311,195	44,952
Investment in joint ventures	351,768	5	—		—	351,773	50,814
Capital expenditure	556,446	1,666	2,107		—	560,219	80,924

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

Major customer

In 2025, revenues from one customer group of Yuchai segment amounted to RMB 4.2 billion (US$610.2 million). In 2024, revenues from two customer groups of Yuchai segment amounted to RMB 3.1 billion and RMB 2.1 billion respectively. In 2023, revenues from two customer groups of Yuchai segment amounted to RMB 2.3 billion and RMB 2.0 billion respectively.

Non-current assets

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
PRC	5,881,698	6,178,615	892,502
Other countries	104,422	110,976	16,031
	5,986,120	6,289,591	908,533

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

The sensitivity analyses in the following sections relate to the position as of December 31, 2024 and 2025.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and the proportion of financial instruments in foreign currencies are all constant at December 31, 2025.

The analyses exclude the impact of movements in market variables on provisions and on the non-financial assets and liabilities of foreign operations.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates to the Group’s interest-bearing loans and borrowings from banks. The interest-bearing loans and borrowings of the Group are disclosed in Note 27.

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

If interest rate had been 50 (2024: 50) basis points higher or lower and all other variables were held constant, the profit before tax for the year ended December 31, 2025 of the Group would decrease/increase by RMB 10.1 million (US$1.5 million) (2024: decrease/increase by RMB 12.5 million) arising from interest expenses on interest-bearing loans and borrowings.

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

China Yuchai International Limited

Notes to the Consolidated Financial Statements

33.
Financial risk management objectives and policies (cont’d)

Foreign currency exchange rate risk (cont’d)

The Group’s exposures to foreign currency are as follows:

	31.12.2024
	Singapore Dollar	Euro	US Dollar	Others
	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	625	3,997	63,161	253
Cash and bank balances	133,884	7,212	13,124	1,117
Financial liabilities	(870)	—	—	—
Trade and other receivables	(7,628)	(3,522)	(7,238)	(4,808)
Net assets/(liabilities)	126,011	7,687	69,047	(3,438)

	31.12.2025
	Singapore Dollar	Euro	US Dollar	Others
	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	309	21,088	78,667	152
Cash and bank balances	109,713	1,231	18,573	1,334
Financial liabilities	(176)	—	—	—
Trade and other payables	(11,642)	(8,283)	(2,683)	(12,589)
Net assets/(liabilities)	98,204	14,036	94,557	(11,103)
US$’000	14,186	2,028	13,659	(1,604)

Foreign currency exchange rate risk sensitivity

A 10% strengthening of the following major currencies against the functional currency of each of the Group’s entities at the reporting date would increase profit before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit before tax
	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Singapore Dollar	12,601	9,820	1,419
Euro	769	1,404	203
US Dollar	6,905	9,456	1,366

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

An impairment analysis is performed at each reporting date using a provision matrix. The provision rates are determined based on days past due for groupings of various customer segments with similar loss patterns (i.e. by profiles of the customers). The calculation reflects the reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written-off after assessment and are not subject to enforcement activity. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 15. The Group’s share of bills receivables of an associate and a joint venture which was used as collateral as security is disclosed in Note 5 and 6 respectively.

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

		Trade receivables
			Days past due
As of December 31, 2024	Total	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Expected credit loss rate	12.6%	0.4%	7.8%	15.7%	21.2%	71.4%
Estimated total gross carrying amount at default	1,828,773	653,519	641,862	225,739	154,973	152,680
Expected credit loss	229,694	2,561	49,750	35,500	32,818	109,065

		Trade receivables
			Days past due
As of December 31, 2025	Total	Current	0 – 90 days	91-180 days	181-365 days	>365 days
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Expected credit loss rate	10.0%	1.2%	1.6%	0.5%	1.0%	80.5%
Estimated total gross carrying amount at default	2,733,386	1,030,594	929,463	290,826	179,201	303,302
Expected credit loss	274,457	11,874	15,196	1,567	1,743	244,077

At December 31, 2025, the Group had top 5 customers (2024: top 5 customers) that owed the Group more than RMB 847.6 million (US$122.4 million) (2024: RMB 242.4 million) and accounted for approximately 31.0% (2024: 13.3%) of trade receivables (including trade amounts due from related parties but excluding bills receivables) respectively. These customers are located in the PRC. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned in Note 15. The Group’s share of bills receivables of an associate and a joint venture which was used as collateral as security is disclosed in Note 5 and 6 respectively.

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

	1 year or less	1 to 5 years	After 5 years	Total
As of December 31, 2024	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets
Trade and bills receivables	8,578,001	—	—	8,578,001
Other receivables, excluding tax recoverable	397,302	—	—	397,302
Cash and bank balances	6,433,593	—	—	6,433,593
	15,408,896	—	—	15,408,896
Financial liabilities
Loans and borrowings	1,903,247	645,124	—	2,548,371
Trade and other payables (Note 23)	10,230,724	171,768	—	10,402,492
Lease liabilities	34,335	30,711	758	65,804
Other financial liability	—	81,368	—	81,368
	12,168,306	928,971	758	13,098,035

	1 year or less	1 to 5 years	After 5 years	Total	Total
As of December 31, 2025	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Financial assets
Trade and bills receivables	10,878,223	—	—	10,878,223	1,571,362
Other receivables, excluding tax recoverable	221,700	—	—	221,700	32,024
Cash and bank balances	7,913,083	—	—	7,913,083	1,143,047
	19,013,006	—	—	19,013,006	2,746,433
Financial liabilities
Loans and borrowings	2,016,653	20,225	—	2,036,878	294,227
Trade and other payables (Note 23)	14,421,602	151,862	—	14,573,464	2,105,140
Lease liabilities	37,350	33,694	14,300	85,344	12,328
Other financial liability	—	81,368	—	81,368	11,754
	16,475,605	287,149	14,300	16,777,054	2,423,449

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

In the current year, the Group changed what it manages as capital and considered the capital structure of the Group to consist of net cash and total capital as disclosed in the table below.

	31.12.2024	31.12.2025	31.12.2025
	RMB’000	RMB’000	US$’000
Loans and borrowings (current and non-current)	2,509,800	2,020,020	291,792
Less: Cash and short-term bank deposits	(6,433,593)	(7,913,083)	(1,143,047)
Net cash	(3,923,793)	(5,893,063)	(851,255)

Equity attributable to equity holders of the Company	9,164,625	9,580,961	1,383,972
Less: Fair value reserve	20,342	16,203	2,341
Statutory reserve	(443,949)	(430,236)	(62,148)
Total capital	8,741,018	9,166,928	1,324,165

As disclosed in Note 21, certain subsidiaries of the Group are required by the relevant authorities in the PRC to contribute and maintain a non-distributable statutory reserve fund whose utilization is subject to approval by the relevant authorities in the PRC. This externally imposed capital requirement has been complied with by the subsidiaries of the Group for the financial years ended December 31, 2024 and 2025.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

35.
Fair value measurement

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2024:

Fair value measurement using
			Quoted prices in active markets	Significant observable inputs
	Date of	Total	(Level 1)	(Level 2)
	valuation	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Debt financial assets (i):
Bills receivable	December 31, 2024	4,297,376	—	4,297,376

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2025:

Fair value measurement using
				Quoted prices in active markets	Significant observable inputs
	Date of	Total	Total	(Level 1)	(Level 2)
	valuation	US$’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Debt financial assets (i):
Bills receivable	December 31, 2025	707,366	4,896,955	—	4,896,955

Note:

(i)
The fair values of the Group’s debt financial assets at fair value through OCI were measured using the discounted cash flows model. The model incorporates market observable input including the interest rate of similar instruments.

There have been no transfers between Level 1 and Level 2 during 2025 and 2024.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

36.
Financial assets and financial liabilities

	Note	Financial assets at amortized costs	Fair Value through OCI	Other financial liabilities at amortized cost	Total
		RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2024
Financial assets
Trade and bills receivable	15	4,280,625	4,297,376	—	8,578,001
Other receivables	15	397,302	—	—	397,302
Cash and bank balances	16	6,433,593	—	—	6,433,593
		11,111,520	4,297,376	—	15,408,896
Financial liabilities
Trade and other payables	23	—	—	10,402,492	10,402,492
Loans and borrowings	27	—	—	2,509,800	2,509,800
Other financial liability	29	—	—	70,004	70,004
		—	—	12,982,296	12,982,296

	Note	Financial assets at amortized costs	Fair Value through OCI	Other financial liabilities at amortized cost	Total	Total
		RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2025
Financial assets
Trade and bills receivable	15	5,981,268	4,896,955	—	10,878,223	1,571,362
Other receivables	15	221,700	—	—	221,700	32,024
Cash and bank balances	16	7,913,083	—	—	7,913,083	1,143,047
		14,116,051	4,896,955	—	19,013,006	2,746,433
Financial liabilities
Trade and other payables	23	—	—	14,573,464	14,573,464	2,105,140
Loans and borrowings	27	—	—	2,020,020	2,020,020	291,792
Other financial liability	29	—	—	73,080	73,080	10,556
		—	—	16,666,564	16,666,564	2,407,488

China Yuchai International Limited

Notes to the Consolidated Financial Statements

36.
Financial assets and financial liabilities (cont’d)

Changes in liabilities arising from financing activities

	January 1, 2024	Cash flows	Addition	Accretion of interest	Termination	Translation reserve	Others	December 31, 2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2024
Loans and borrowings
- current	1,850,294	(178,494)	—	—	—	—	200,000	1,871,800
- non-current	690,000	148,000	—	—	—	—	(200,000)	638,000
Lease liabilities
- current	33,272	(41,752)	—	1,714	(1,353)	3	41,089	32,973
- non-current	16,009	—	55,348	—	—	(10)	(41,089)	30,258
Other financial liability	67,050	—	—	2,954	—	—	—	70,004
Total liabilities from financing activities	2,656,625	(72,246)	55,348	4,668	(1,353)	(7)	—	2,643,035

	January 1, 2025	Cash flows	Addition	Accretion of interest	Translation reserve	Others	December 31, 2025	December 31, 2025
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
As of December 31, 2025
Loans and borrowings
- current	1,871,800	(489,780)	—	—	—	618,000	2,000,020	288,903
- non-current	638,000	—	—	—	—	(618,000)	20,000	2,889
Lease liabilities
- current	32,973	(44,794)	599	2,016	229	44,644	35,667	5,152
- non-current	30,258	—	56,538	—	(147)	(44,644)	42,005	6,068
Other financial liability	70,004	—	—	3,076	—	—	73,080	10,556
Total liabilities from financing activities	2,643,035	(534,574)	57,137	5,092	82	—	2,170,772	313,568

The ‘Others’ column includes the effect of reclassification of non-current portion of loans and borrowings, including obligations under lease liabilities due to the passage of time.

China Yuchai International Limited

Notes to the Consolidated Financial Statements

37.
Subsequent events

On January 27, 2026, the Company announced that its indirect subsidiary, MGP, has filed an application with The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” or “HKEX”) in connection with a proposed listing (the “Potential Listing”) of MGP’s shares on the Main Board of the Hong Kong Stock Exchange. The Potential Listing is subject to review and approval by the HKEX and other relevant regulatory authorities and market conditions. There is no assurance as to whether or when the Potential Listing will take place.

On March 31, 2026, the Group obtained control over NYDK upon approval of the updated Articles of Association and appointment of majority of the directors on NYDK’s board, in addition to the signed concerted action agreement.